UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant To Rule 13a-16 Or 15d-16 of the

Securities Exchange Act of 1934

For the month of August 2023

Commission File Number: 333-251238

COSAN S.A.

(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant’s name into English)

 Av. Brigadeiro Faria Lima, 4100, – 16th floor
São Paulo, SP 04538-132 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40‑F:

Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes   ☐   No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes   ☐   No  ☒

1

Cosan S.A.

Interim financial statements

(Free translation from the original prepared in Portuguese)

June 30, 2023

2

3

4

Report on the review of quarterly information

To

Directors and Shareholders of

Cosan S.A.

São Paulo - SP

Introduction

We have reviewed the accompanying individual and consolidated interim financial information, contained in the Quarterly Information Form (ITR) of Cosan S.A. (“Company”) for the quarter ended June 30, 2023, comprising the statement of financial position as of June 30, 2023 and the related statements of profit or loss and of comprehensive income for the three and six-month periods then ended, and of changes in equity and of cash flows for the six-month period then ended, including the explanatory notes.

Officers are responsible for preparation of the individual and consolidated interim financial information in accordance with Accounting Pronouncement NBC TG 21 Demonstrações intermediárias, and IAS 34 Interim Financial Reporting, issued by the International Accounting Standards Board (IASB), as well as for the fair presentation of this information in conformity with the rules issued by the Brazilian Securities and Exchange Commission (CVM) applicable to the preparation of the Quarterly Information Form (ITR). Our responsibility is to express a conclusion on this interim financial information based on our review.

Scope of review

We conducted our review in accordance with Brazilian and international standards on review engagements (NBC TR 2410 Revisão de Informações Intermediárias Executada pelo Auditor da Entidade and ISRE 2410 Review of Interim Financial Information performed by the Independent Auditor of the Entity, respectively). A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with auditing standards and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion on individual and consolidated interim financial information

Based on our review, nothing has come to our attention that causes us to believe that the accompanying individual and consolidated interim financial information included in the quarterly information referred to above are not prepared, in all material respects, in accordance with NBC TG 21 and IAS 34 applicable to the preparation of Quarterly Information Form (ITR), and presented consistently with the rules issued by the Brazilian Securities and Exchange Commission (CVM).

5

Other matters

Statements of value added

The abovementioned quarterly information includes the individual and consolidated statements of value added (SVA) for the six-month period ended June 30, 2023, prepared under Company’s Officers responsibility and presented as supplementary information by IAS 34. These statements have been subject to review procedures performed together with the review of the quarterly information with the objective to conclude whether they are reconciled to the interim financial information and the accounting records, as applicable, and if its format and content are in accordance with the criteria set forth by NBC TG 09 Demonstração do Valor Adicionado. Based on our review, nothing has come to our attention that causes us to believe that these statements of value added were not prepared, in all material respects, according with the criteria of NBC TG 09 and consistently with the overall individual and consolidated interim financial information.

São Paulo, August 14, 2023.

ERNST & YOUNG

Auditores Independentes S/S Ltda.

CRC-SP-034519/O

Clinton L. Fernandes

Accountant CRC-SP-205541/O

6

Statement of financial position

(In thousands of Reais)

		Parent Company		Consolidated
	Note	06/30/2023	12/31/2022	06/30/2023	12/31/2022
Assets
Cash and cash equivalents	5.2	1,911,449	1,348,461	15,739,290	13,301,716
Restricted cash	5.3	—	—	14,608	8,024
Marketable securities	5.3	548,352	724,050	3,456,571	2,422,470
Trade receivables	5.7	—	—	3,632,232	3,769,908
Derivative financial instruments	5.6	24,897	—	309,320	1,086,698
Inventories	7	—	—	1,765,603	1,869,059
Receivables from related parties	5.8	297,790	381,547	298,936	235,541
Income tax receivable		268,028	272,130	731,640	560,789
Other current tax receivable	6	8,345	8,366	978,129	1,324,203
Dividend receivable	17	371,603	609,456	259,720	161,147
Sectorial financial assets	5.10	—	—	149,623	148,955
Other financial assets		—	—	82,288	88,961
Other current assets		136,121	119,266	585,594	560,080
		3,566,585	3,463,276	28,003,554	25,537,551
Current assets held for sale	8	—	—	1,938	40,383
Current assets		3,566,585	3,463,276	28,005,492	25,577,934

Trade receivables	5.7	—	—	109,861	157,634
Marketable securities	5.3	—	—	14,242,778	19,677,296
Restricted cash	5.3	37,316	35,039	145,744	131,909
Deferred tax assets	15	2,248,458	1,857,620	5,590,020	4,474,124
Receivables from related parties	5.8	296,128	355,793	176,220	241,001
Income tax receivable		—	—	459,041	434,886
Other non-current tax receivable	6	32,721	31,774	1,135,628	1,074,923
Judicial deposits	16	363,852	360,563	848,141	814,444
Derivative financial instruments	5.6	918,756	1,368,809	4,022,209	3,065,054
Sectorial financial assets	5.10	—	—	264,388	193,378
Other non-current assets		81,240	62,432	225,017	201,811
Other financial assets		—	—	1,917	277
Investments in subsidiaries and associates	9.1	29,211,997	31,230,371	2,855,603	2,913,943
Investment in joint venture	10	1,337,979	1,266,926	11,846,964	11,221,356
Property, plant and equipment	11.1	42,575	46,044	19,799,574	18,948,436
Intangible assets and goodwill	11.2	3,978	2,247	22,370,560	22,121,942
Contract asset	11.3	—	—	872,891	1,118,715
Right-of-use	11.4	23,578	23,032	7,857,433	8,012,869
Investment properties	11.5	—	—	14,209,978	14,103,060
Non-current assets		34,598,578	36,640,650	107,033,967	108,907,058

Total assets		38,165,163	40,103,926	135,039,459	134,484,992

The accompanying notes are an integral part of these interim financial statements.

7

Statement of financial position

(In thousands of Reais)

		Parent Company		Consolidated
	Note	06/30/2023	12/31/2022	06/30/2023	12/31/2022
Liabilities
Loans, borrowings and debentures	5.4	820,575	802,549	4,623,889	4,542,205
Leases	5.5	8,519	7,676	546,253	550,529
Derivative financial instruments	5.6	22,465	—	1,095,577	1,039,357
Trade payables	5.9	3,144	115,146	3,657,480	4,318,362
Employee benefits payables		27,281	49,301	523,307	659,521
Income tax payables	15	117	7,876	1,808,064	204,387
Other taxes payable	14	141,741	141,216	551,263	760,041
Dividends payable	17	2,467	279,979	562,382	892,006
Concessions payable	13	—	—	275,992	256,759
Related party payables	5.8	271,511	1,237,490	380,625	387,736
Sectorial financial liabilities	5.10	—	—	67,917	67,419
Other financial liabilities	5	—	—	789,163	924,562
Deferred revenue		—	—	719,102	5,400
Other current liabilities		569,178	543,084	1,337,396	1,189,929
Current liabilities		1,866,998	3,184,317	16,938,410	15,798,213
Loans, borrowings and debentures	5.4	6,677,294	4,673,079	52,148,790	48,445,011
Leases	5.5	22,430	22,689	2,924,339	2,981,629
Derivative financial instruments	5.6	756,837	618,947	2,904,216	4,251,575
Trade payables	5.9	—	—	64,596	61,489
Other taxes payable	14	153,452	148,620	166,504	153,688
Provision for legal proceedings	16	313,546	349,357	1,716,054	1,801,186
Concessions payable	13	—	—	3,295,006	3,094,651
Investments with unsecured liabilities	9.1	96,955	146,473	—	—
Related party payables	5.8	9,287,684	9,221,407	—	—
Post-employment benefit	23	291	312	590,552	575,840
Deferred tax liabilities	15	—	—	5,288,421	5,469,368
Sectorial financial liabilities	5.10	—	—	1,665,741	1,549,197
Deferred revenue		—	—	29,505	624,801
Other financial liabilities	5	—	—	29,985	29,985
Other non-current liabilities		1,060,370	1,085,558	1,422,666	1,478,960
Non-current liabilities		18,368,859	16,266,442	72,246,375	70,517,380
Total liabilities		20,235,857	19,450,759	89,184,785	86,315,593

Shareholders' equity	17
Share capital		8,682,544	8,402,544	8,682,544	8,402,544
Treasury shares		(107,254)	(107,140)	(107,254)	(107,140)
Additional paid-in capital		2,465,230	2,319,928	2,465,230	2,319,928
Accumulated other comprehensive income		166,019	567,546	166,019	567,546
Retained earnings		8,669,598	9,470,289	8,669,598	9,470,289
Loss for the period		(1,946,831)	—	(1,946,831)	—

Equity attributable to:
Owners of the Company		17,929,306	20,653,167	17,929,306	20,653,167
Non-controlling interests	9.2	—	—	27,925,368	27,516,232
Total shareholders' equity		17,929,306	20,653,167	45,854,674	48,169,399
Total liabilities and shareholders' equity		38,165,163	40,103,926	135,039,459	134,484,992

The accompanying notes are an integral part of these interim financial statements.

8

Statement of profit or loss

(In thousands of Reais, except earnings per share)

		Parent Company				Consolidated
	Note	2Q23	6M23	2Q22	6M22	2Q23	6M23	2Q22	6M22
Net sales	19	—	—	—	—	10,010,456	19,641,783	9,571,087	17,475,973
Cost of sales	20	—	—	—	—	(7,135,119)	(14,267,636)	(7,278,880)	(13,468,116)
Gross profit		—	—	—	—	2,875,337	5,374,147	2,292,207	4,007,857
		—	—	—	—	—	—	—	—
Selling expenses	20	—	—	—	—	(341,507)	(681,240)	(261,020)	(437,409)
General and administrative expenses	20	(94,699)	(181,341)	(71,355)	(136,547)	(594,273)	(1,144,055)	(447,765)	(833,591)
Other incomes (expenses), net	21	(20,882)	(2,694)	83,289	54,679	(56,046)	305,847	116,101	15,384
Operating expenses		(115,581)	(184,035)	11,934	(81,868)	(991,826)	(1,519,448)	(592,684)	(1,255,616)

Profit before equity in earnings of investees finance results and income taxes		(115,581)	(184,035)	11,934	(81,868)	1,883,511	3,854,699	1,699,523	2,752,241

Interest in earnings of associates	9.1	(730,970)	(1,312,038)	634,122	1,296,702	83,039	136,004	27,492	38,891
Interest in earnings of joint venture	10	29,870	158,256	178,534	261,328	263,003	1,393,417	178,536	261,328
Equity in earnings of investees		(701,100)	(1,153,782)	812,656	1,558,030	346,042	1,529,421	206,028	300,219

Finance expenses		(463,591)	(892,074)	(364,716)	(674,403)	(5,422,219)	(9,677,480)	(736,003)	(1,470,191)
Finance income		81,210	149,684	71,660	121,672	628,874	1,229,537	722,885	1,301,961
Foreign exchange, net		467,485	710,628	(956,401)	625,893	1,550,338	2,135,679	(1,677,450)	1,076,581
Net effect of derivatives		(502,554)	(1,011,640)	(155,887)	(1,669,707)	100,231	400,373	(278,667)	(3,399,550)
Finance results, net	22	(417,450)	(1,043,402)	(1,405,344)	(1,596,545)	(3,142,776)	(5,911,891)	(1,969,235)	(2,491,199)

Profit (loss) before income taxes		(1,234,131)	(2,381,219)	(580,754)	(120,383)	(913,223)	(527,771)	(63,684)	561,261

Income taxes	15
Current		—	30,562	—	—	(481,640)	(1,672,822)	(575,019)	(606,594)
Deferred		191,430	403,826	455,460	505,279	948,122	1,335,119	690,571	673,036
		191,430	434,388	455,460	505,279	466,482	(337,703)	115,552	66,442

Profit (Loss) for the period		(1,042,701)	(1,946,831)	(125,294)	384,896	(446,741)	(865,474)	51,868	627,703

Profit (Loss) attributable to:
Owners of the Company		(1,042,701)	(1,946,831)	(125,294)	384,896	(1,042,701)	(1,946,831)	(125,294)	384,896
Non-controlling interests		—	—	—	—	595,960	1,081,357	177,162	242,807
		(1,042,701)	(1,946,831)	(125,294)	384,896	(446,741)	(865,474)	51,868	627,703
Earnings per share	18
Basic						(R$0.5586)	(R$1.0430)	(R$0.0671)	R$0.2060
Diluted						(R$0.5617)	(R$1.0488)	(R$0.0673)	R$0.2048
The accompanying notes are an integral part of these interim financial statements.

9

Statement of other comprehensive income

(In thousands of Reais)

	Parent Company				Consolidated
	2Q23	6M23	2Q22	6M22	2Q23	6M23	2Q22	6M22
Profit (Loss) for the period	(1,042,701)	(1,946,831)	(125,294)	384,896	(446,741)	(865,474)	51,868	627,703
Other comprehensive income:
Items that are or may be reclassified subsequently to profit or loss:
Foreign currency translation differences	(235,418)	(420,171)	172,300	536,674	(328,249)	(569,697)	191,822	486,180
Gain (Loss) on cash flow hedge	(1,078)	129	(1,439)	(4,369)	775	2,360	(976)	(3,740)
Change in fair value of financial assets, net of taxes	—	—	6,222	7,673	—	—	15,121	15,346
	(236,496)	(420,042)	177,083	539,978	(327,474)	(567,337)	205,967	497,786

Items that will not be reclassified to profit or loss:
Actuarial gains with defined benefit plan, net of taxes	18,394	18,515	—	17,120	38,740	41,935	—	25,939
Deferred taxes	—	—	—	—	(13,172)	(14,258)	—	(8,819)
	18,394	18,515	—	17,120	25,568	27,677	—	17,120

Total comprehensive income (loss) for the period	(1,260,803)	(2,348,358)	51,789	941,994	(748,647)	(1,405,134)	257,835	1,142,609

Total comprehensive result attributable to:
Owners of the Company	(1,260,803)	(2,348,358)	51,789	941,994	(1,260,803)	(2,348,358)	51,789	941,994
Non-controlling interest	—	—	—	—	512,156	943,224	206,046	200,615
	(1,260,803)	(2,348,358)	51,789	941,994	(748,647)	(1,405,134)	257,835	1,142,609

The accompanying notes are an integral part of these interim financial statements.

10

Statement of changes in equity

(In thousands of Reais)

			Capital reserve			Profit reserve
	Share capital	Treasury share	Corporate transactions - Law 6404	Capital transactions	Accumulated other comprehensive loss	Legal	Statutory reserve	Unrealized profit	Accumulated profits	Equity attributable to controlling shareholders	Interest of non-controlling shareholders	Total equity
At January 1, 2023	8,402,544	(107,140)	737	2,319,191	567,546	58,802	9,240,466	171,021	—	20,653,167	27,516,232	48,169,399

Loss for the period	—	—	—	—	—	—	—	—	(1,946,831)	(1,946,831)	1,081,357	(865,474)

Other comprehensive income (note 17)
Gain from cash flow hedge accounting	—	—	—	—	129	—	—	—	—	129	2,231	2,360
Foreign currency translation differences	—	—	—	—	(420,171)	—	—	—	—	(420,171)	(149,526)	(569,697)
Actuarial gain on defined benefit plan	—	—	—	—	18,515	—	—	—	—	18,515	9,162	27,677
Total comprehensive income (loss) for the period	—	—	—	—	(401,527)	—	—	—	(1,946,831)	(2,348,358)	943,224	(1,405,134)

Contributions and distributions to owners of the Company:
Capital increase (note 17)	280,000	—	—	—	—	—	(280,000)	—	—	—	—	—
Funds from capital increase in subsidiary (note 9.2)	—	—	—	—	—	—	—	—	—	—	9,709	9,709
Gain (loss) on capital increase in a subsidiary	—	—	—	55,495	—	—	—	—	—	55,495	20,110	75,605
Share based payments	—	(114)	—	1,891	—	—	—	—	—	1,777	—	1,777
Write-off of interest in subsidiary	—	—	—	—	—	—	—	—	—	—	(22,280)	(22,280)
Dividends	—	—	—	—	—	—	(349,670)	(171,021)	—	(520,691)	(549,459)	(1,070,150)
Employee share schemes - value of employee services	—	—	—	55,326	—	—	—	—	—	55,326	7,832	63,158
Total contributions and distributions	280,000	(114)	—	112,712	—	—	(629,670)	(171,021)	—	(408,093)	(534,088)	(942,181)

Transactions with owners of the Company:
Gain on dividends from subsidiary	—	—	—	33,456	—	—	—	—	—	33,456	—	33,456
Change of shareholding interest in subsidiary (note 9.1)	—	—	—	(866)	—	—	—	—	—	(866)	—	(866)
Total transactions with owners of the Company	—	—	—	32,590	—	—	—	—	—	32,590	—	32,590

Total transactions with owners of the Company	280,000	(114)	—	145,302	—	—	(629,670)	(171,021)	—	(375,503)	(534,088)	(909,591)

At June 30, 2023	8,682,544	(107,254)	737	2,464,493	166,019	58,802	8,610,796	—	(1,946,831)	17,929,306	27,925,368	45,854,674

The accompanying notes are an integral part of these interim financial statements.

11

Statement of changes in equity

(In thousands of Reais)

			Capital reserve			Profit reserve
	Share capital	Treasury share	Corporate transactions - Law 6404	Capital transactions	Accumulated other comprehensive loss	Legal	Statutory reserve	Profit to be realized	Retained earnings	Accumulated profits	Equity attributable to controlling shareholders	Non-controlling interest	Total equity
At January 1, 2022	6,365,853	(69,064)	737	(1,690,972)	(521,609)	348,753	9,872,037	171,021	264,181	—	14,740,937	14,129,085	28,870,022

Net income for the period	—	—	—	—	—	—	—	—	—	384,896	384,896	242,807	627,703

Other comprehensive income (note 17)
Gain from cash flow hedge accounting	—	—	—	—	(4,369)	—	—	—	—	—	(4,369)	629	(3,740)
Foreign currency translation differences	—	—	—	—	536,674	—	—	—	—	—	536,674	(50,494)	486,180
Actuarial gain on defined benefit plan	—	—	—	—	17,120	—	—	—	—	—	17,120	—	17,120
Change in fair value of financial assets	—	—	—	—	7,673	—	—	—	—	—	7,673	7,673	15,346
Total comprehensive income (loss) for the period	—	—	—	—	557,098	—	—	—	—	384,896	941,994	200,615	1,142,609

Contributions and distributions to owners of the Company:
Capital increase	2,036,691	—	—	—	—	(348,753)	(1,423,757)	—	(264,181)	—	—	—	—
Share based payments	—	(159)	—	1,344	—	—	—	—	—	—	1,185	(2,670)	(1,485)
Dividends	—	—	—	—	—	—	(45,736)	—	—	—	(45,736)	(179,900)	(225,636)
Business combination	—	—	—	—	—	—	—	—	—	—	—	917,783	917,783
Employee share schemes - value of employee services	—	—	—	34,435	—	—	—	—	—	—	34,435	9,518	43,953
Total contributions and distributions	2,036,691	(159)	—	35,779	—	(348,753)	(1,469,493)	—	(264,181)	—	(10,116)	744,731	734,615

Changes in interest in subsidiaries:
Change of shareholding interest in subsidiary	—	—	—	4,063	—	—	—	—	—	—	4,063	(104,136)	(100,073)
Total transactions with owners of the Company	2,036,691	(159)	—	39,842	—	(348,753)	(1,469,493)	—	(264,181)	—	(6,053)	640,595	634,542

At June 30, 2022	8,402,544	(69,223)	737	(1,651,130)	35,489	—	8,402,544	171,021	—	384,896	15,676,878	14,970,295	30,647,173

The accompanying notes are an integral part of these interim financial statements.

12

Statement of cash flow

(In thousands of Reais)

		Parent Company		Consolidated
	Note	6M23	6M22	6M23	6M22
Cash flows from operating activities
Profit (loss) before income taxes		(2,381,219)	(120,383)	(527,771)	561,261

Adjustments for:
Depreciation and amortization	20	7,027	7,338	1,610,177	1,483,704
Interest in earnings of subsidiaries and associates	9.1	1,312,038	(1,296,702)	(136,004)	(38,891)
Interest in earnings of joint venture	10	(158,256)	(261,328)	(1,393,417)	(261,328)
Loss (gain) on disposed assets	21	(13,563)	—	777	23,987
Share based payment	24	43,515	28,484	83,179	50,996
Change in fair value of investment properties	11.5	—	—	(82,996)	(59,061)
Provision for legal expenses, receivables and tax installments	21	43,524	27,136	78,624	148,226
Interest, derivatives, monetary and foreign exchange variations, net		1,046,845	1,635,355	6,616,525	3,124,487
Bargain purchase gain	21	—	(92,946)	—	(92,946)
Sectorial financial assets and liabilities, net	5.10	—	—	(3,526)	32,943
(Gain) loss on energy derivative transactions		—	—	—	(120,064)
Provisions for employee benefits		22,215	18,780	142,452	128,580
Allowance for expected credit losses		—	—	9,062	12,306
Tax credit recovery		—	—	(4,225)	(74,330)
Other		(49,525)	13,042	(278,598)	52,917
		(127,399)	(41,224)	6,114,259	4,972,787
Variation in:
Trade receivables		—	—	137,272	(1,065,260)
Inventories		—	—	25,652	(118,194)
Other taxes, net		(10,082)	(5,766)	149,741	168,185
Income tax		57,760	23,759	(500,693)	(317,255)
Related parties, net		(100,409)	(58,314)	(152,409)	35,220
Suppliers		(112,225)	(2,110)	(315,701)	403,674
Employee benefits payables		(44,235)	(31,071)	(309,186)	(240,619)
Provision for legal expenses		(20,556)	(3,018)	(219,851)	(123,148)
Derivative financial instruments		—	—	6,353	(13,765)
Other financial liabilities		—	—	(160,346)	156,521
Judicial deposits		(1,942)	3,564	22,965	1,843
Post-employment benefits obligation		—	—	(16,572)	(38,220)
Other assets and liabilities, net		(20,129)	(16,135)	142,892	82,401
		(251,818)	(89,091)	(1,189,883)	(1,068,617)
					—
Net cash (used in) generated from operating activities		(379,217)	(130,315)	4,924,376	3,904,170

Cash flows (used in) from investing activities
Capital contribution to subsidiaries and associates		(4,000)	(417,479)	—	(26,950)
Acquisition of subsidiary, net of acquired cash		—	—	—	(3,626,556)
Sale (purchase) of marketable securities		209,386	(60,298)	(838,963)	604,431
Restricted cash		(2,277)	(1,684)	(24,131)	(10,016)
Dividends received from subsidiaries and associates	17	618,758	22,291	96,301	22,556
Dividends received from joint venture	17	46,103	624,939	405,926	624,939
Dividends received from finance investment		—	—	457,450	—
Acquisition of instruments designated at fair value		—	—	(7,072)	(51,922)
Additions of property, plant and equipment, intangible and contract assets		(2,657)	(883)	(2,781,817)	(2,171,659)

13

Statement of cash flow

(In thousands of Reais)

Proceeds from the sale of investments		15,000	—	(5,926)	—
Receipt of derivative financial instruments, except debt		36,718	—	40,276	—
Payment of derivative financial instruments, except debt		(116,303)	(113,365)	(124,208)	(113,365)
Cash received on the sale of property, plant and equipment and intangible assets		—	—	—	2,383
Other		—	—	—	(435)
Net cash generated from (used in) investing activities		800,728	53,521	(2,782,164)	(4,746,594)

Cash flows from financing activities
Loans, borrowings and debentures raised	5.4	1,989,748	1,494,095	6,109,999	6,134,413
Principal repayment of loans, borrowings and debentures	5.4	—	—	(1,099,528)	(5,299,499)
Payment of interest on loans, borrowings and debentures	5.4	(388,427)	(402,752)	(1,594,296)	(1,545,405)
Payment of derivative financial instruments		(307,650)	(390,266)	(1,005,403)	(631,177)
Receipt of derivative financial instruments		7,962	41,425	94,670	121,496
Costs of banking operations with derivatives	1.1	—	—	(247,163)	—
Principal repayment of leases	5.5	(2,594)	(2,439)	(239,375)	(176,126)
Payment of interest on leases	5.5	(1,794)	(1,991)	(85,145)	(105,417)
Proceeds from capital contributions by non-controlling shareholders	9.2	—	—	9,709	21,626
Related parties		(345,367)	(253,011)	—	—
Proceeds from the sale of treasury shares		—	—	—	(25,084)
Acquisition of non-controlling shareholders’ shares		—	(6,082)	—	(151)
Dividends paid	17	(798,203)	(799,347)	(1,548,921)	(852,464)
Share options exercised		—	—	(294)	—
Net cash generated from (used in) financing activities		153,675	(320,368)	394,253	(2,357,788)

Increase (decrease) in cash and cash equivalents		575,186	(397,162)	2,536,465	(3,200,212)

Cash and cash equivalents at the beginning of the period		1,348,461	1,718,077	13,301,716	16,174,130
Effect of the foreign exchange changes on the cash balance and cash equivalents		(12,198)	(90,117)	(98,891)	(294,488)
Cash and cash equivalents at the end of the period		1,911,449	1,230,798	15,739,290	12,679,430

Additional information
Income taxes paid		—	—	58,584	94,370

The accompanying notes are an integral part of these interim financial statements.

Non-cash transactions:

The Company presents its statements of cash flows using the indirect method. During the period ended June 30, 2023, the Company carried out the following transactions that did not involve cash and, therefore, are not reflected in the parent company and consolidated statement of cash flows:

(i)	Recognition of right-of-use assets of R$100,014 (R$52,990 on June 30, 2022), resulting from the application of inflation indexes and new contracts classified under the leasing rule (Note 11.4).
(ii)	Acquisition of property, plant and equipment and intangible assets with payment in installments R$182,297 (R$35,627 on June 30, 2022).
(iii)	Capital increase in subsidiary Cosan Nove Participações S.A. with funds from the balance of accounts receivable from related parties in the amount of R$121,621.

Disclosure of interest and dividends:

Dividends and interest on shareholders' equity are classified as cash flow from investing activities by the Company. Dividends and interest paid are classified as cash flow from financing activities.

14

Statement of value added

(In thousands of Reais)

	Parent Company		Consolidated
	6M23	6M22	6M23	6M22
Revenue
Net sales	—	—	23,188,011	20,891,338
Other operating income (expense), net	(3,845)	87,438	389,797	125,415
Impairment gain (loss) on trade receivables	—	—	(9,062)	(12,306)
	(3,845)	87,438	23,568,746	21,004,447
Inputs purchased from third parties
Cost of goods sold and services rendered	—	—	13,706,126	7,528,378
Materials, energy, third-party services and other	44,063	72,259	921,720	6,537,280
	44,063	72,259	14,627,846	14,065,658

Gross value added	(47,908)	15,179	8,940,900	6,938,789
Retention
Depreciation and amortization	7,027	7,338	1,610,177	1,483,704
Net value added	(54,935)	7,841	7,330,723	5,455,085

Value added transferred in
Interest earnings in associates	(1,312,038)	1,296,702	136,004	38,891
Interest earnings in joint venture	158,256	261,328	1,393,417	261,328
Finance revenue	149,684	121,672	1,229,537	1,301,961
	(1,004,098)	1,679,702	2,758,958	1,602,180

Value added to be distributed	(1,059,033)	1,687,543	10,089,681	7,057,265

Distribution of value added
Personnel and payroll charges	117,596	81,798	1,221,718	951,269
Direct remuneration	109,712	75,538	1,004,832	765,412
Benefits	5,337	4,570	168,098	151,736
FGTS and other	2,547	1,690	48,788	34,121

Taxes, fees and contributions	(422,886)	(497,368)	2,520,254	1,610,869
Federal	(426,038)	(499,800)	1,046,359	429,914
State	—	—	1,390,401	1,075,398
Municipal	3,152	2,432	83,494	105,557

Financial expenses and rents	1,193,088	1,718,217	7,213,183	3,867,424
Interest and foreign exchange variation	1,288,580	1,681,376	6,873,818	3,689,436
Rents	—	—	83,034	82,736
Other	(95,492)	36,841	256,331	95,252

Equity Remuneration	(1,946,831)	384,896	(865,474)	627,703
Non-controlling interests	—	—	1,081,357	242,807
Dividends	—	—	—	105,041
Retained profits (loss)	(1,946,831)	384,896	(1,946,831)	279,855

The accompanying notes are an integral part of these interim financial statements.

15

Explanatory Notes to the interim Financial Statement

(In thousands of Reais, except when otherwise indicated)

1.  OPERATIONS

Cosan S.A. (“Cosan” or “the Company”) is a publicly traded company at B3 S.A. - Brasil, Bolsa, Balcão (“B3”) in the special New Market (Novo Mercado) segment under the symbol “CSAN3”. The Company's American Depositary Shares (“ADSs”) are listed on the New York Stock Exchange, or “NYSE”, and are traded under the symbol “CSAN”. Cosan is a corporation (sociedade anônima) of indefinite term incorporated under the laws of Brazil, with its registered office in the city of São Paulo, state of São Paulo. Mr. Rubens Ometto Silveira Mello is the ultimate controlling shareholder of Cosan.

Corporate Cosan (Corporate segment) It is formed by the following entities:

(i)	Parent company with direct or indirect equity interest in subsidiaries and joint venture. The main effects on its profit or loss are general and administrative expenses, contingencies, equity income and financial result attributed to loans.
(ii)	Cosan Oito is a subsidiary of Cosan S.A, which holds a stake in Vale, together with debt instruments (Resolução 4131) with JP Morgan S.A and Citibank S.A and derivative financial instruments as described in note 1.1 below.
(iii)	Cosan Nove has a direct stake in Raízen of 39.15% and preferred shares with Itaú Unibanco S.A. (“Itaú”) which corresponds to an equity interest of 26.90%.
(iv)	Cosan Dez has a direct stake in Compass of 88% and preferred shares with Bradesco BBI S.A. (“Bradesco”) which corresponds to an equity interest of 23.20%.

1.1. Shareholding in Vale S.A.

During the fourth quarter of 2022, the subsidiary Cosan Oito S.A. (“Cosan Oito”), completed the transaction related to the acquisition of a non-controlling interest in Vale S.A. (“Vale”) which was divided into: (i) assets acquired; (ii) debt incurred; (iii) structured derivatives; and (iv) issuance of preferred shares.

On April 28, 2023, at Vale's Ordinary General Meeting, the CEO of Cosan S.A., Luis Henrique Cals de Beauclair Guimarães, was elected a member of Vale's Board of Directors, and on May 16, 2023, he was appointed as Committee Coordinator of Capital Allocation and Project and member of the People and Compensation Committee.

16

Explanatory Notes to the interim Financial Statement

(In thousands of Reais, except when otherwise indicated)

a)Assets acquired

Cosan Oito made the following investments in Vale: (a) acquisition of shares in the spot market and (b) purchase through a private operation with partial protection via derivatives (Collar), as shown in the table below:

		Inception date
Description	%	Amount
Direct shareholding	1.55%	4,918,245
Equity collar	3.31%	11,117,824
	4.86%	16,036,069

b)Debt incurred

The following loans were contracted for the acquisition of assets, together with the banks below:

Creditor	Amount	Maturities	Currency (i)	Annual interest rate (i)
JP Morgan S.A.	789,659	Oct-24	Euro	2.95%
JP Morgan S.A.	1,825,467	Oct-25	Euro	3.20%
JP Morgan S.A.	1,785,329	Oct-26	Euro	3.40%
JP Morgan S.A.	741,320	Oct-27	Euro	3.56%
Citibank S.A.	526,443	Oct-24	Yen	0.25%
Citibank S.A.	1,216,939	Oct-25	Yen	0.25%
Citibank S.A.	1,190,274	Oct-26	Yen	0.25%
Citibank S.A.	494,199	Oct-27	Yen	0.25%
Total	8,569,630

(i)	Debts were contracted (Resolução 4131) in the currencies specified above with four maturities with pre-fixed amounts and derivative financial instruments were contracted with CDI plus 0.45% equivalent.

On August 10, 2023, the subsidiary Cosan Oito anticipated the partial settlement of 20% of the first tranche, which represents 15% of the total Collar financing structure related to the stake in Vale, equivalent to 0.10% of the mining company’s total shares on that date. This prepayment amounted to R$296,274 of principal plus interest, related to loan 4,131 and dismantling of the foreign exchange derivative. Additionally, we settled in advance the structure of derivatives (Collar) of VALE3 in equal proportion, resulting in a financial gain of R$28,961. Finally, the pre-payment discharged 4.5 million Vale shares previously pledged under this structure. As a result of the operation, the direct interest initially of 1.55%, on June 30, 2023, increased to 1.65%.

c)Structured derivatives

For protection related to the acquisition of a 3.31% stake, derivatives were contracted consisting of a combination of call and put (Collar). Additionally, the following papers were contracted: (i) forward option (Forward) which grants the right to acquire 1.60% of Vale (optional) and; (ii) Derivatives consisting of a combination of call and put positions (Synthetic Collar).

The collar and synthetic collar derivatives protect the Company from the devaluation of the share’s value below the strikes of the puts, at the same time, they allow Cosan Oito to participate partially in future increases in the share’s value limited to the strikes of the calls.

Description	%	Amount (paid)/received	Fair value at 06/30/2023
Collar	3.31%	499,197	1,207,696
Call Spread	1.60%	(888,612)	429,190
Forward		(1,134,933)	(270,415)
Syntetic collar		246,321	699,605
Total		(389,415)	1,636,886

17

Explanatory Notes to the interim Financial Statement

(In thousands of Reais, except when otherwise indicated)

d)Issuance of preferred shares

Bradesco BBI S.A. (“Bradesco”) and Itaú Unibanco S.A. (“Itaú”) completed investments on December 23 and 28, 2022, acquiring 23.20% and 26.90% of the share capital of the subsidiaries Cosan Dez Participações S.A. ("Cosan Dez") and Cosan Nove Participações S.A. ("Cosan Nove") for R$4,000,000 and R$4,115,000, respectively.

As part of the issuance of preferred shares by Cosan Nove and Cosan Dez, Cosan S.A. contributed its investments in Raízen and Compass Gas e Energia. The structure after the contribution of investments follows as shown:

Disproportionate dividends

The subsidiaries Cosan Nove and Cosan Dez have outstanding preferred shares classified in equity by non-controlling interests. The Company calculates its share of profits or losses after adjusting the dividends on these shares, regardless of whether such dividends have been declared or not. This effectively means that the non-controlling interest, represented by the preferred shares, is receiving a portion of the profit or accrual of interest equivalent to the dividends.

On June 30, 2023, the equity interest and economic benefit of Cosan S.A. on Cosan Nove and Cosan Dez, considering the disproportionate dividends were as shown below:

	% Equity interest	% Economic benefit (i)
Cosan Nove	73.09%	66.16%
Cosan Dez	76.80%	72.00%

(i)	Percentage used to calculate the interest on June 30, 2023. To calculate the dividends of Cosan Nove and Cosan Dez for preferred shareholders, the profits of the respective Companies are used, multiplied by the interest percentages using the percentages defined in the Shareholders’ Agreements.

Call option

The Company has a call option which gives it the right to repurchase all preferred shares from Cosan Nove and Cosan Dez, which may be exercised from the third year after the signing of the respective agreements in December 2022.

On June 30, 2023, the Company measured the fair value of the call option and concluded that it is out of price.

18

Explanatory Notes to the interim Financial Statement

(In thousands of Reais, except when otherwise indicated)

Contingent sell Option

In the shareholders’ agreements signed between the Company and Itaú and Bradesco referring to the issuance of preferred shares, it was defined that both financial institutions have a contingent sell option only when the specific material adverse effects provided for in the contract occur, which are in the control of the Company and, therefore, do not constitute a financial obligation.

The total of investments in preferred shares are calculated based on the initial amounts of R$4,115,000 and R$4,000,000 restated by a weighted average rate of CDI + 1.25% less dividends received by non-controlling shareholders in this period, which, on June 30, 2023, is represented by the amounts of R$4,266,061 and R$4,290,403, respectively.

e)Summary of the accounting effect of the events mentioned in the previous topics

Below is a summary of the accounting effect of the events mentioned above:

	Note	Assets acquired	Debt incurred (vi)	Derivatives			Dividends receivable, net	Dividends payable
				Collar (i)	Synthetic Collar (ii)	Forward (ii)
At January 1, 2023		19,586,193	(8,808,673)	(2,840,544)	(1,237,907)	1,954,493	22,842	—
- Impacts on the profit or loss
MTM Vale's shares (iii)	22	(5,434,244)	—	—	—	—	—	—
Interest and monetary and exchange variation (accrual)	22	—	811,297	—	—	—	—	—
Dividends declared by Vale	21	—	—	—	—	—	402,752	—
Costs of banking operations with derivatives	22	—	—	—	—	—	(215,307)	—
MTM of derivates	22	—	(1,793,944)	4,048,240	1,937,512	(2,224,908)	—	—
- Impacts on cash flow
Dividends paid to minority shareholders from Cosan Nove		—	—	—	—	—	—	123,000
Dividends (received) from Vale (iv)		—	—	—	—	—	(457,450)	—
Costs of banking operations with derivatives (v)		—	—	—	—	—	247,163	—
- Impacts on the balance sheet
Minority dividends payable referring to structure of issuance of preferred shares		—	—	—	—	—	—	(123,000)
At June 30, 2023		14,151,949	(9,791,320)	1,207,696	699,605	(270,415)	—	—

(i)	Collar contracted to protect 3.31% of the shares acquired.
(ii)	Forward and synthetic collar contracted for the right to acquire and protect, respectively, 1.60% of Vale's shares.
(iii)	Mark to market consisting of:
a)1.55% interest in shares purchased in cash, totaling R$1,733,144, and
b)3.31% stake in shares with Collar protection totaling R$3,701,100.
(iv)	The balance received from dividends is composed of R$402,752 referring to the 6-month period ended June 30, 2023 and R$54,698 referring to the provisioned amount on December 31, 2022.
(v)	The balance paid for costs of banking operations with derivatives is composed of R$215,307 referring to the 6-month period ended June 30, 2023 and R$31,856 referring to the provisioned amount on December 31, 2022.
(vi)	Also includes contracted derivatives (NDF) to protect interest and rate exchange.

1.2. RELEVANTS EVENTS IN THE PERIOD

1.2.1. SALE OF SHARES OF SINLOG TECNOLOGIA EM LOGÍSTICA S.A.

On March 10, 2023, the Company entered into a share purchase and sale agreement, providing for the sale of its entire equity interest in Sinlog Tecnologia em Logística S.A. The transaction was completed on May 2, 2023, for the amount of R$45,000, divided into three equal installments, the first of which was received on the same date and the remaining installments to be received annually, restated by 100% of the CDI. This operation generated a gain in the Company's profit or loss in the amount of R$14,884, registered in other incomes (expenses), net.

19

Explanatory Notes to the interim Financial Statement

(In thousands of Reais, except when otherwise indicated)

1.2.2. DEBTS INCURRED

ISSUANCE OF SENIOR NOTES 2030

On June 20, 2023, the Company issued an offering of senior notes in the total amount of US$550,000 thousand, equivalent to R$2,668,380, through its wholly owned subsidiary Cosan Luxembourg S.A (“Cosan Luxemburgo”). The issuance of the senior notes took place at an annual interest rate of US$ + 7.50%, maturing in June 2030 and paying interest semiannually.

ISSUE OF DEBENTURES

On April 20 and June 20, 2023, Cosan issued two debentures, not convertible into shares, in the total principal amount of R$1,000,000 each in a single series that bears interest at a rate equal to DI plus 2.4% p.a. maturing in April and June 2028, respectively, principal due upon maturity and interest paid semiannually.

1.2.3. RUSSIAN-UKRAINIAN CONFLIT

The conflict between Russia and Ukraine initiated in February 2022 is a far-reaching event in the world economy, thus the Company continues to monitor the possible operational impacts, mainly on its commodities, fertilizers and fuels, and also, impacts on its financial reports. As of the date of issuance of these interim financial statements, we have not experienced significant impacts from this conflict.

2. STATEMENT OF COMPLIANCE

These individual and consolidated interim financial statements were prepared and are being presented in accordance with technical pronouncement CPC 21 (R1) - Interim Financial Statements and with international standards IAS 34 - Interim Financial Reporting, issued by the International Accounting Standards Board (IASB), and also based on the provisions contained in the Brazilian Corporation Law, and presented in accordance with the rules issued by the Brazilian Securities and Exchange Commission, applicable to the preparation of quarterly information - ITR. The interim financial statements do not include all the information necessary for a complete set of financial statements prepared in accordance with IFRS. However, specific explanatory notes are included to explain events and transactions that are significant to an understanding of changes in the Group's financial position and performance since the last annual financial statement.

The presentation of individual and consolidated Statements of Value Added (DVA) is required by Brazilian corporate law and accounting practices adopted in Brazil applicable to publicly-held companies CPC 09 – Statement of Added Value. IFRS standards do not require the presentation of this statement. As a result, under IFRS, this statement is presented as supplementary information, without prejudice to the set of interim financial statements.

The information in the explanatory notes that did not undergo significant changes compared to the financial statements as of December 31, 2022 were not fully presented in this quarterly information.

The relevant information specific to the interim financial statements, and only these, are being evidenced and that correspond to those used by Management in its management.

These interim financial statements were authorized for issue by the Board of Directors on August 14, 2023.

3. ACCOUNTING POLICIES

These interim financial statements were prepared following the basis of preparation and accounting policies consistent with those adopted in the preparation of the financial statements as of December 31, 2022. All balances have been rounded to the nearest thousand, unless otherwise indicated.

The significant judgments made by management in applying the Company's accounting policies and the key sources of estimation uncertainty were the same as described in the last annual financial statements.

20

Explanatory Notes to the interim Financial Statement

(In thousands of Reais, except when otherwise indicated)

4. SEGMENT INFORMATION

The Company's senior management (the Chief Operating Decision Maker) uses segment information to evaluate the performance of operating segments and make resource allocation decisions. Earnings before interest, taxes, depreciation, and amortization ("EBITDA") are used by the Company to evaluate the performance of its operating segments.

Reported segments:

  Raízen: operates in (i) the production, commercialization, origination, and trading of ethanol, (ii) production and commercialization of bioenergy, (iii) resale and trading of electricity, (v) production, marketing, origination and trading of sugar and (iv) distribution and commercialization of fuels and lubricants and operations related to the Shell Select convenience store business and proximity OXXO of the Nós Group, a joint venture with FEMSA Comércio.
  Gas and Power: (i) distribution of piped natural gas throughout Brazil to industrial, residential, commercial, automotive, and cogeneration customers; (ii) commercialization of electricity and natural gas; (iii) development of infrastructure projects in a regasification terminal and offshore gas pipeline; and (iv) development of thermal generation projects utilizing natural gas.
  Moove: production and distribution of licensed Mobil lubricants in Brazil, Bolivia, Uruguay, Paraguay, Argentina, the United States of American, and the European market. Additionally, under the Comma brand, it manufactures and distributes products for European and Asian markets and corporate activities.
  Logistics: logistics services for rail transport, port storage and loading of goods, primarily grains and sugar, leasing of locomotives, wagons, and other railroad equipment, as well as operation of containers.
  Cosan Investments is divided into two reportable components: (i) Land: management of agricultural properties; and (ii) Other Investments: mining projects, and investment in the Climate Tech Fund, a fund managed by Fifth Wall that specializes in technological innovation.

Reconciliation:

  Cosan Corporate: Represents Cosan corporate structure, which includes expenses with consulting services, personnel, lawsuits, financial result attributed to debts and equity income.
  Cosan Oito: Structure designed to carry out the investment made in Vale, containing the shares acquired, the debts contracted, and the derivatives contracted to protect the fluctuations in the share price and the debts contracted.

Even though Raízen is an equity method joint venture that is not proportionally consolidated, Management continues to review segment-specific data. In the column titled "Deconsolidation of joint venture," the reconciliation between these segments is demonstrated.

The Company reassessed its structure of segments presented as reconciliation items separating the effects of Vale’s operation, called Cosan Oito, considering that the Company’s senior management evaluates its performance separately. With this, the corresponding information from previous years is being restated.

21

Explanatory Notes to the interim Financial Statement

(In thousands of Reais, except when otherwise indicated)

	2Q23
	Reported segments						Reconciliation				Consolidated
	Raízen	Gas and Power	Moove	Logistics	Cosan Investments		Cosan Corporate	Cosan Oito	Deconsolidation of Joint Ventures	Elimination Between Segments
					Land	Other Investments
Result
Gross operating revenue	52,003,680	5,724,573	3,111,422	2,911,659	170,212	—	505	—	(52,003,680)	(18,558)	11,899,813
Domestic market (i)	37,616,309	5,724,573	2,935,191	2,905,013	170,212	—	505	—	(37,616,309)	(18,558)	11,716,936
Foreign market (i)	14,387,371	—	176,231	6,646	—	—	—	—	(14,387,371)	—	182,877
Net sales	48,805,958	4,584,529	2,517,118	2,763,112	163,779	—	476	—	(48,805,958)	(18,558)	10,010,456
Cost of sales	(46,046,792)	(3,579,067)	(1,842,889)	(1,691,338)	(40,383)	—	—	—	46,046,792	18,558	(7,135,119)
Gross profit	2,759,166	1,005,462	674,229	1,071,774	123,396	—	476	—	(2,759,166)	—	2,875,337
Selling expenses	(1,325,032)	(41,380)	(291,034)	(9,093)	—	—	—	—	1,325,032	—	(341,507)
General and administrative expenses	(703,850)	(218,877)	(139,454)	(120,318)	(16,592)	(15,087)	(83,942)	(3)	703,850	—	(594,273)
Other income (expenses), net	1,617,004	(51,325)	(11,458)	(54,353)	81,973	—	(20,883)	—	(1,617,004)	—	(56,046)
Equity in associates’ earnings	(79,136)	61,602	—	21,438	408	—	271,319	—	79,136	(271,728)	83,039
Equity income in joint ventures	—	—	—	—	—	—	263,003	—	—	—	263,003
Financial result	(1,375,764)	(238,546)	(61,293)	(675,897)	7,994	(4,321)	(387,650)	(1,783,063)	1,375,764	—	(3,142,776)
Financial expenses	(1,563,720)	(309,941)	(40,131)	(1,130,297)	(1,816)	(2,163)	(425,664)	(3,512,207)	1,563,720	—	(5,422,219)
Financial revenue	226,568	227,249	21,498	267,271	9,810	4,307	98,646	93	(226,568)	—	628,874
Foreign exchange, net	754,336	105,151	(21,579)	264,668	—	(6,465)	470,405	738,158	(754,336)	—	1,550,338
Derivatives	(792,948)	(261,005)	(21,081)	(77,539)	—	—	(531,037)	990,893	792,948	—	100,231
Income tax	(263,606)	(174,291)	(63,488)	(66,349)	(20,511)	—	184,859	606,262	263,606	—	466,482
Profit (Loss) for the period	628,782	342,645	107,502	167,202	176,668	(19,408)	227,182	(1,176,804)	(628,782)	(271,728)	(446,741)
Profit (Loss) attributed to:
Owners of the Company	595,426	107,587	75,274	50,714	46,471	(19,407)	145,192	(1,176,804)	(595,426)	(271,728)	(1,042,701)
Non-controlling interests	33,356	235,058	32,228	116,488	130,197	(1)	81,990	—	(33,356)	—	595,960
	628,782	342,645	107,502	167,202	176,668	(19,408)	227,182	(1,176,804)	(628,782)	(271,728)	(446,741)
Other selected data
Depreciation and amortization	1,848,848	212,700	70,167	538,335	69	66	3,621	—	(1,848,848)	—	824,958
EBITDA	4,117,000	968,182	302,450	1,447,783	189,254	(15,021)	433,594	(3)	(4,117,000)	(271,728)	3,054,511
Additions to PPE, intangible assets and contract assets	1,948,314	506,618	43,569	692,748	14,023	15,078	1,648	—	(1,948,314)	—	1,273,684

EBITDA reconciliation
Profit (Loss) for the period, net	628,782	342,645	107,502	167,202	176,668	(19,408)	227,182	(1,176,804)	(628,782)	(271,728)	(446,741)
Income taxes	263,606	174,291	63,488	66,349	20,511	—	(184,859)	(606,262)	(263,606)	—	(466,482)
Financial result, net	1,375,764	238,546	61,293	675,897	(7,994)	4,321	387,650	1,783,063	(1,375,764)	—	3,142,776
Depreciation and amortization	1,848,848	212,700	70,167	538,335	69	66	3,621	—	(1,848,848)	—	824,958
EBITDA	4,117,000	968,182	302,450	1,447,783	189,254	(15,021)	433,594	(3)	(4,117,000)	(271,728)	3,054,511

(i)	Domestic market: sales within each entity's country of residence; Foreign market: export sales.

22

Explanatory Notes to the interim Financial Statement

(In thousands of Reais, except when otherwise indicated)

	6M23
	Reported segments						Reconciliation				Consolidated
	Raízen	Gas and Power	Moove	Logistics	Cosan Investments		Cosan Corporate	Cosan Oito	Deconsolidation of Joint Ventures	Elimination Between Segments
					Land	Other Investments
Result
Gross operating revenue	110,419,234	11,386,263	6,267,142	5,440,921	312,276	1,677	548	—	(110,419,234)	(31,533)	23,377,294
Domestic market (i)	78,027,833	11,386,263	5,906,855	5,434,055	312,276	1,677	548	—	(78,027,833)	(31,533)	23,010,141
Foreign market (i)	32,391,401	—	360,287	6,866	—	—	—	—	(32,391,401)	—	367,153
Net sales	103,757,224	9,119,533	5,104,291	5,146,940	300,546	1,490	516	—	(103,757,224)	(31,533)	19,641,783
Cost of sales	(94,053,084)	(7,173,670)	(3,786,535)	(3,294,933)	(40,383)	(3,648)	—	—	94,053,084	31,533	(14,267,636)
Gross profit	9,704,140	1,945,863	1,317,756	1,852,007	260,163	(2,158)	516	—	(9,704,140)	—	5,374,147
Selling expenses	(2,587,540)	(80,285)	(582,756)	(17,643)	—	(556)	—	—	2,587,540	—	(681,240)
General and administrative expenses	(1,546,154)	(416,178)	(277,104)	(223,239)	(34,557)	(32,823)	(159,953)	(201)	1,546,154	—	(1,144,055)
Other income (expenses), net	2,106,332	(57,033)	(22,154)	(45,401)	79,934	(17)	(52,234)	402,752	(2,106,332)	—	305,847
Equity in associates’ earnings	(112,950)	113,738	—	22,267	21,447	—	(670,750)	—	112,950	649,302	136,004
Equity income in joint ventures	—	—	—	—	—	—	1,393,417	—	—	—	1,393,417
Financial result	(2,739,203)	(703,977)	(141,365)	(1,283,297)	14,196	(5,030)	(1,086,422)	(2,705,996)	2,739,203	—	(5,911,891)
Financial expenses	(2,921,117)	(1,069,531)	(116,937)	(2,074,675)	(3,511)	228	(831,937)	(5,581,117)	2,921,117	—	(9,677,480)
Financial revenue	409,432	427,165	44,182	564,039	17,707	4,600	171,555	289	(409,432)	—	1,229,537
Foreign exchange, net	1,117,948	152,748	(31,956)	401,752	—	(9,858)	715,062	907,931	(1,117,948)	—	2,135,679
Derivatives	(1,345,466)	(214,359)	(36,654)	(174,413)	—	—	(1,141,102)	1,966,901	1,345,466	—	400,373
Income tax	(1,568,686)	(1,250,890)	(357,256)	(66,445)	(38,405)	—	455,148	920,145	1,568,686	—	(337,703)
Profit (Loss) for the period	3,255,939	(448,762)	(62,879)	238,249	302,778	(40,584)	(120,278)	(1,383,300)	(3,255,939)	649,302	(865,474)
Profit (Loss) attributed to:
Owners of the Company	3,154,643	(757,238)	(43,975)	73,001	95,263	(38,615)	(541,269)	(1,383,300)	(3,154,643)	649,302	(1,946,831)
Non-controlling interests	101,296	308,476	(18,904)	165,248	207,515	(1,969)	420,991	—	(101,296)	—	1,081,357
	3,255,939	(448,762)	(62,879)	238,249	302,778	(40,584)	(120,278)	(1,383,300)	(3,255,939)	649,302	(865,474)
Other selected data
Depreciation and amortization	3,367,564	419,557	142,249	1,040,340	138	835	7,058	—	(3,367,564)	—	1,610,177
EBITDA	10,931,392	1,925,662	577,991	2,628,331	327,125	(34,719)	518,054	402,551	(10,931,392)	649,302	6,994,297
Additions to PPE, intangible assets and contract assets	6,086,088	1,033,647	77,642	1,620,607	25,859	21,403	2,659	—	(6,086,088)	—	2,781,817

EBITDA reconciliation
Profit (Loss) for the period, net	3,255,939	(448,762)	(62,879)	238,249	302,778	(40,584)	(120,278)	(1,383,300)	(3,255,939)	649,302	(865,474)
Income taxes	1,568,686	1,250,890	357,256	66,445	38,405	—	(455,148)	(920,145)	(1,568,686)	—	337,703
Financial result, net	2,739,203	703,977	141,365	1,283,297	(14,196)	5,030	1,086,422	2,705,996	(2,739,203)	—	5,911,891
Depreciation and amortization	3,367,564	419,557	142,249	1,040,340	138	835	7,058	—	(3,367,564)	—	1,610,177
EBITDA	10,931,392	1,925,662	577,991	2,628,331	327,125	(34,719)	518,054	402,551	(10,931,392)	649,302	6,994,297

(i)	Domestic market: sales within each entity's country of residence; Foreign market: export sales.

23

Explanatory Notes to the interim Financial Statement

(In thousands of Reais, except when otherwise indicated)

	2Q22
	Reported segments						Reconciliation			Consolidated
	Raízen	Gas and Power	Moove	Logistics	Cosan Investments		Cosan Corporate	Deconsolidation of Joint Ventures	Elimination Between Segments
					Land	Other Investments
Result
Gross operating revenue	70,299,362	6,203,170	2,614,875	2,607,571	83,308	2,533	—	(70,299,362)	(12,604)	11,498,853
Domestic market (i)	68,368,468	6,203,170	2,437,180	2,524,746	83,308	2,533	—	(68,368,468)	(12,604)	11,238,333
Foreign market (i)	1,930,894	—	177,695	82,825	—	—	—	(1,930,894)	—	260,520
Net sales	66,241,934	4,896,370	2,140,039	2,464,630	80,428	2,224	—	(66,241,934)	(12,604)	9,571,087
Cost of sales	(63,748,214)	(3,998,050)	(1,626,047)	(1,657,582)	(7,678)	(2,127)	—	63,748,214	12,604	(7,278,880)
Gross profit	2,493,720	898,320	513,992	807,048	72,750	97	—	(2,493,720)	—	2,292,207
Selling expenses	(1,191,358)	(38,134)	(213,634)	(6,719)	—	(2,533)	—	1,191,358	—	(261,020)
General and administrative expenses	(568,508)	(152,965)	(102,965)	(103,360)	(9,961)	(15,173)	(63,341)	568,508	—	(447,765)
Other income (expenses), net	820,534	(1,989)	6,216	(29,708)	58,294	(1)	83,289	(820,534)	—	116,101
Equity in associates’ earnings	(37,628)	—	—	8,072	—	—	539,059	37,628	(519,639)	27,492
Equity income in joint ventures	—	—	—	—	—	—	178,536	—	—	178,536
Financial result	(938,530)	(113,062)	(19,287)	(591,514)	(6,149)	15,772	(1,254,995)	938,530	—	(1,969,235)
Financial expenses	(437,314)	(320,663)	(14,679)	(177,566)	(48)	2,222	(225,269)	437,314	—	(736,003)
Financial revenue	160,140	361,268	13,772	273,728	(6,101)	1,228	78,990	(160,140)	—	722,885
Foreign exchange, net	(1,099,928)	(175,761)	(30,632)	(532,346)	—	12,322	(951,033)	1,099,928	—	(1,677,450)
Derivatives	438,572	22,094	12,252	(155,330)	—	—	(157,683)	(438,572)	—	(278,667)
Income tax	(20,485)	(179,588)	(42,114)	(53,686)	(9,135)	(158)	400,233	20,485	—	115,552
Profit (Loss) for the period	557,745	412,582	142,208	30,133	105,799	(1,996)	(117,219)	(557,745)	(519,639)	51,868
Profit (Loss) attributed to:
Owners of the Company	503,715	350,261	99,575	10,299	50,794	635	(117,219)	(503,715)	(519,639)	(125,294)
Non-controlling interests	54,030	62,321	42,633	19,834	55,005	(2,631)	—	(54,030)	—	177,162
	557,745	412,582	142,208	30,133	105,799	(1,996)	(117,219)	(557,745)	(519,639)	51,868
Other selected data
Depreciation and amortization	2,306,672	172,784	28,501	522,572	58	1,263	3,665	(2,306,672)	—	728,843
EBITDA	3,823,432	878,016	232,110	1,197,905	121,141	(16,347)	741,208	(3,823,432)	(519,639)	2,634,394
Additions to PPE, intangible assets and contract assets	1,776,002	390,859	18,661	678,353	825	7,068	280	(1,776,002)	—	1,096,046

EBITDA reconciliation
Profit (Loss) for the period, net	557,745	412,582	142,208	30,133	105,799	(1,996)	(117,219)	(557,745)	(519,639)	51,868
Income taxes	20,485	179,588	42,114	53,686	9,135	158	(400,233)	(20,485)	—	(115,552)
Financial result, net	938,530	113,062	19,287	591,514	6,149	(15,772)	1,254,995	(938,530)	—	1,969,235
Depreciation and amortization	2,306,672	172,784	28,501	522,572	58	1,263	3,665	(2,306,672)	—	728,843
EBITDA	3,823,432	878,016	232,110	1,197,905	121,141	(16,347)	741,208	(3,823,432)	(519,639)	2,634,394

(i)	Domestic market: sales within each entity's country of residence; Foreign market: export sales.

24

Explanatory Notes to the interim Financial Statement

(In thousands of Reais, except when otherwise indicated)

	6M22
	Reported segments						Reconciliation			Consolidated
	Raízen	Gas and Power	Moove	Logistics	Cosan Investments		Cosan Corporate	Deconsolidation of Joint Ventures	Elimination Between Segments
					Land	Other Investments
Result
Gross operating revenue	127,515,240	11,280,858	4,707,084	4,940,814	133,994	4,615	—	(127,515,240)	(28,296)	21,039,069
Domestic market (i)	127,515,240	11,280,858	4,376,106	4,802,507	133,994	4,615	—	(127,515,240)	(28,296)	20,569,784
Foreign market (i)	—	—	330,978	138,307	—	—	—	—	—	469,285
Net sales	119,719,590	8,902,199	3,797,733	4,670,992	129,285	4,060	—	(119,719,590)	(28,296)	17,475,973
Cost of sales	(114,724,982)	(7,298,722)	(2,954,235)	(3,231,445)	(7,678)	(4,332)	—	114,724,982	28,296	(13,468,116)
Gross profit	4,994,608	1,603,477	843,498	1,439,547	121,607	(272)	—	(4,994,608)	—	4,007,857
Selling expenses	(2,362,019)	(76,605)	(342,905)	(13,029)	—	(4,871)	1	2,362,019	—	(437,409)
General and administrative expenses	(1,242,984)	(293,393)	(165,679)	(203,554)	(20,494)	(30,350)	(120,121)	1,242,984	—	(833,591)
Other income (expenses), net	870,988	(30,921)	21,088	(84,591)	55,131	(1)	54,678	(870,988)	—	15,384
Equity in associates’ earnings	(60,688)	—	—	15,168	—	(57)	1,043,181	60,688	(1,019,401)	38,891
Equity income in joint ventures	—	—	—	—	—	—	261,328	—	—	261,328
Financial result	(1,584,188)	(150,438)	(17,560)	(1,092,286)	(1,352)	(3,016)	(1,226,547)	1,584,188	—	(2,491,199)
Financial expenses	(866,938)	(639,861)	(20,301)	(525,722)	(129)	3,373	(287,551)	866,938	—	(1,470,191)
Financial revenue	335,292	628,742	24,584	516,868	(1,223)	2,055	130,935	(335,292)	—	1,301,961
Foreign exchange, net	899,216	101,345	17,747	358,378	—	(8,444)	607,555	(899,216)	—	1,076,581
Derivatives	(1,951,758)	(240,664)	(39,590)	(1,441,810)	—	—	(1,677,486)	1,951,758	—	(3,399,550)
Income tax	215,292	(157,075)	(50,712)	(99,375)	(15,271)	(158)	389,033	(215,292)	—	66,442
Profit (Loss) for the period	831,009	895,045	287,730	(38,120)	139,621	(38,725)	401,553	(831,009)	(1,019,401)	627,703
Profit (Loss) attributed to:
Owners of the Company	711,555	777,915	201,465	(9,942)	67,738	(34,435)	401,556	(711,555)	(1,019,401)	384,896
Non-controlling interests	119,454	117,130	86,265	(28,178)	71,883	(4,290)	(3)	(119,454)	—	242,807
	831,009	895,045	287,730	(38,120)	139,621	(38,725)	401,553	(831,009)	(1,019,401)	627,703
Other selected data
Depreciation and amortization	4,301,528	378,015	49,504	1,046,321	115	2,375	7,374	(4,301,528)	—	1,483,704
EBITDA	6,501,433	1,580,573	405,506	2,199,862	156,359	(33,176)	1,246,441	(6,501,433)	(1,019,401)	4,536,164
Additions to PPE, intangible assets and contract assets	4,627,078	761,663	23,979	1,370,349	4,085	10,698	885	(4,627,078)	—	2,171,659

EBITDA reconciliation
Profit (Loss) for the period, net	831,009	895,045	287,730	(38,120)	139,621	(38,725)	401,553	(831,009)	(1,019,401)	627,703
Income taxes	(215,292)	157,075	50,712	99,375	15,271	158	(389,033)	215,292	—	(66,442)
Financial result, net	1,584,188	150,438	17,560	1,092,286	1,352	3,016	1,226,547	(1,584,188)	—	2,491,199
Depreciation and amortization	4,301,528	378,015	49,504	1,046,321	115	2,375	7,374	(4,301,528)	—	1,483,704
EBITDA	6,501,433	1,580,573	405,506	2,199,862	156,359	(33,176)	1,246,441	(6,501,433)	(1,019,401)	4,536,164

(i)	Domestic market: sales within each entity's country of residence; Foreign market: export sales.

25

Explanatory Notes to the interim Financial Statement

(In thousands of Reais, except when otherwise indicated)

	06/30/2023
	Reported segments						Reconciliation
	Raízen	Gas and Power	Moove	Logistics	Cosan Investments		Cosan Corporate	Cosan Oito	Deconsolidation of Joint Ventures	Elimination Between Segments	Consolidated
					Lands	Other Investments
Statement of financial position:
Cash and cash equivalents	3,959,004	4,294,156	735,868	5,714,927	15,158	87,819	4,890,721	641	(3,959,004)	—	15,739,290
Marketable securities	317,776	647,943	27,139	1,941,113	291,299	90,829	548,615	14,152,411	(317,776)	—	17,699,349
Trade receivables	9,354,852	1,866,766	1,146,561	552,158	176,608	—	—	—	(9,354,852)	—	3,742,093
Derivative financial instruments - assets	8,889,952	397,582	—	1,353,408	—	—	943,653	1,636,886	(8,889,952)	—	4,331,529
Inventories	12,347,606	156,506	1,387,758	221,301	—	38	—	—	(12,347,606)	—	1,765,603
Sectorial financial assets	—	414,011	—	—	—	—	—	—	—	—	414,011
Other financial assets	180,112	1,917	537	—	—	—	81,751	—	(180,112)	—	84,205
Other current assets	9,618,724	968,002	414,896	760,047	29,009	110,323	1,452,394	11,616	(9,618,724)	(875,722)	2,870,565
Other non-current assets	13,532,582	1,000,252	197,529	3,582,128	22,207	775	3,347,197	698,052	(13,532,582)	(268,329)	8,579,811
Investments in associates	—	2,457,153	—	391,920	72,965	—	14,821,141	—	—	(14,887,576)	2,855,603
Investments in joint ventures	1,369,110	—	—	—	—	—	11,846,964	—	(1,369,110)	—	11,846,964
Biological assets	4,133,784	—	—	—	—	—	—	—	(4,133,784)	—	—
investment properties	—	—	—	—	14,209,978	—	—	—	—	—	14,209,978
Contract assets	3,316,948	850,787	22,104	—	—	—	—	—	(3,316,948)	—	872,891
Right-of-use assets	10,138,014	84,301	162,790	7,583,312	3,451	—	23,579	—	(10,138,014)	—	7,857,433
Property, plant and equipment	28,863,214	958,199	739,646	17,664,987	29	381,325	55,388	—	(28,863,214)	—	19,799,574
Intangible assets	9,211,258	12,521,189	2,700,926	6,707,108	—	437,315	4,022	—	(9,211,258)	—	22,370,560
Loans, financing and debentures	(33,259,274)	(9,042,178)	(2,558,560)	(17,087,892)	—	—	(19,465,399)	(8,618,650)	33,259,274	—	(56,772,679)
Derivative financial instruments - liabilities	(7,885,192)	(457,582)	(39,668)	(1,560,756)	—	—	(769,117)	(1,172,670)	7,885,192	—	(3,999,793)
Trade payables	(17,749,266)	(1,595,687)	(1,529,198)	(516,072)	(67,681)	(10,279)	(3,159)	—	17,749,266	—	(3,722,076)
Employee benefits payables	(1,505,438)	(198,671)	(86,769)	(207,419)	—	(3,186)	(27,262)	—	1,505,438	—	(523,307)
Sectorial financial liabilities	—	(1,733,658)	—	—	—	—	—	—	—	—	(1,733,658)
Other current liabilities	(6,931,830)	(2,957,700)	(498,007)	(1,665,087)	(894,444)	(1,714)	(850,477)	(1)	6,931,830	443,443	(6,423,987)
Leases	(10,656,108)	(79,591)	(161,894)	(3,194,554)	(3,604)	(1)	(30,948)	—	10,656,108	—	(3,470,592)
Other non-current liabilities	(9,684,698)	(2,697,715)	(678,382)	(6,597,115)	(456,180)	(66,724)	(2,743,187)	—	9,684,698	700,610	(12,538,693)
Total assets (net of liabilities) allocated by segment	27,561,130	7,855,982	1,983,276	15,643,514	13,398,795	1,026,520	14,125,876	6,708,285	(27,561,130)	(14,887,574)	45,854,674
Total assets	115,232,936	26,618,764	7,535,754	46,472,409	14,820,704	1,108,424	38,015,425	16,499,606	(115,232,936)	(16,031,627)	135,039,459

Shareholders’ equity attributable to:
Controlling shareholders	27,561,130	3,606,094	1,388,544	4,688,913	4,177,505	1,026,512	11,221,027	6,708,285	(27,561,130)	(14,887,574)	17,929,306
Non-controlling shareholders	—	4,249,888	594,732	10,954,601	9,221,290	8	2,904,849	—	—	—	27,925,368
Total shareholders’ equity	27,561,130	7,855,982	1,983,276	15,643,514	13,398,795	1,026,520	14,125,876	6,708,285	(27,561,130)	(14,887,574)	45,854,674

26

Explanatory Notes to the interim Financial Statement

(In thousands of Reais, except when otherwise indicated)

	12/31/2022 (Restated)
	Reported segments						Reconciliation
	Raízen	Gas and Power	Moove	Logistics	Cosan Investments		Cosan Corporate	Cosan Oito	Deconsolidation of Joint Ventures	Elimination Between Segments	Consolidated
					Lands	Other Investments
Balance sheet items:
Cash and cash equivalents	4,902,800	3,405,648	865,370	7,385,421	25,582	110,228	1,506,334	3,133	(4,902,800)	—	13,301,716
Marketable securities	126,206	578,358	62,919	840,061	217,061	91,103	724,072	19,586,192	(126,206)	—	22,099,766
Trade receivables	10,316,720	1,931,205	1,101,336	578,324	314,834	1,843	—	—	(10,316,720)	—	3,927,542
Derivative financial instruments - assets	7,023,284	391,863	—	874,843	—	—	1,408,307	1,476,739	(7,023,284)	—	4,151,752
Inventories	16,043,114	133,881	1,509,357	225,813	—	8	—	—	(16,043,114)	—	1,869,059
Sectorial financial assets	—	342,333	—	—	—	—	—	—	—	—	342,333
Other financial assets	230,780	277	450	—	—	—	88,511	—	(230,780)	—	89,238
Other current assets	10,285,568	1,037,587	405,314	724,415	74,623	110,517	1,670,894	34,305	(10,285,568)	(1,167,488)	2,890,167
Other non-current assets	8,938,318	897,654	297,616	3,385,624	7,643	900	2,987,976	52,206	(8,938,318)	(266,513)	7,363,106
Investments in associates	—	2,525,292	—	381,469	74,505	—	15,751,855	—	—	(15,819,178)	2,913,943
Investments in joint ventures	1,371,430	—	—	—	—	—	11,221,356	—	(1,371,430)	—	11,221,356
Biological assets	3,254,850	—	—	—	9,992	—	—	—	(3,254,850)	—	9,992
investment properties	—	—	—	—	14,103,060	—	—	—	—	—	14,103,060
Contract assets	3,297,856	1,110,335	8,380	—	—	—	—	—	(3,297,856)	—	1,118,715
Right-of-use assets	9,556,152	83,059	170,120	7,732,284	3,584	790	23,032	—	(9,556,152)	—	8,012,869
Property, plant and equipment	25,210,448	671,573	805,377	17,049,188	34	363,374	58,890	—	(25,210,448)	—	18,948,436
Intangible assets	9,337,192	12,015,135	2,854,874	6,774,306	—	475,337	2,290	—	(9,337,192)	—	22,121,942
Loans, financing and debentures	(33,551,302)	(8,278,839)	(2,862,154)	(16,758,088)	—	—	(15,658,188)	(9,429,947)	33,551,302	—	(52,987,216)
Derivative financial instruments - liabilities	(4,909,074)	(400,351)	(18,146)	(1,412,945)	—	—	(480,067)	(2,979,423)	4,909,074	—	(5,290,932)
Trade payables	(18,789,160)	(1,842,810)	(1,602,936)	(746,433)	(71,684)	(790)	(115,198)	—	18,789,160	—	(4,379,851)
Employee benefits payables	(837,208)	(193,585)	(112,590)	(296,833)	—	(7,232)	(49,281)	—	837,208	—	(659,521)
Sectorial financial liabilities	—	(1,616,616)	—	—	—	—	—	—	—	—	(1,616,616)
Other current liabilities	(7,176,122)	(906,844)	(397,704)	(1,786,009)	(905,816)	(3,105)	(1,059,769)	(171,035)	7,176,122	609,462	(4,620,820)
Leases	(10,568,042)	(76,606)	(166,651)	(3,254,011)	(3,708)	(818)	(30,364)	—	10,568,042	—	(3,532,158)
Other non-current liabilities	(7,983,554)	(3,326,667)	(571,672)	(6,286,975)	(465,486)	(66,883)	(3,061,034)	(274,299)	7,983,554	824,537	(13,228,479)
Total assets (net of liabilities) allocated by segment	26,080,256	8,481,882	2,349,260	15,410,454	13,384,224	1,075,272	14,989,616	8,297,871	(26,080,256)	(15,819,180)	48,169,399
Total assets	109,894,718	25,124,200	8,081,113	45,951,748	14,830,918	1,154,100	35,443,517	21,152,575	(109,894,718)	(17,253,179)	134,484,992

Shareholders’ equity attributable to:
Controlling shareholders	22,507,108	4,310,836	1,647,259	4,613,308	4,187,415	1,060,360	12,355,298	8,297,871	(22,507,108)	(15,819,180)	20,653,167
Non-controlling shareholders	3,573,148	4,171,046	702,001	10,797,146	9,196,809	14,912	2,634,318	—	(3,573,148)	—	27,516,232
Total shareholders’ equity	26,080,256	8,481,882	2,349,260	15,410,454	13,384,224	1,075,272	14,989,616	8,297,871	(26,080,256)	(15,819,180)	48,169,399

27

Explanatory Notes to the interim Financial Statement

(In thousands of Reais, except when otherwise indicated)

4.1 NET SALES BY SEGMENT

	2Q23	6M23	2Q22	6M22
Reported segment
Raízen
Ethanol	4,728,338	11,278,031	7,456,061	14,086,978
Sugar	5,354,928	11,321,155	5,812,501	9,652,288
Gasoline	16,690,119	33,352,930	17,860,596	34,000,171
Diesel	19,027,181	41,634,936	28,405,138	51,657,372
Cogeneration	734,114	1,560,159	769,805	1,497,126
Other	2,271,278	4,610,013	5,937,833	8,825,655
	48,805,958	103,757,224	66,241,934	119,719,590
Gas and Power
Natural gas distribution
Industrial	2,887,818	5,862,570	3,227,954	5,869,526
Residential	623,764	1,127,804	551,177	951,069
Cogeneration	195,776	408,668	237,207	474,317
Automotive	152,558	316,029	276,291	503,373
Commercial	217,345	411,752	193,312	354,382
Construction revenue	391,712	694,620	262,291	468,060
Other	115,556	298,090	89,404	166,446
	4,584,529	9,119,533	4,837,636	8,787,173
	—	—	58,734	115,026
Electricity commercialization	4,584,529	9,119,533	4,896,370	8,902,199

Moove
Finished product	2,191,377	4,507,294	1,916,024	3,444,279
Base oil	226,854	380,845	156,957	250,606
Services	98,887	216,152	67,058	102,848
	2,517,118	5,104,291	2,140,039	3,797,733

Logistics
North operations	2,085,358	3,910,028	1,947,594	3,689,438
South operations	554,125	1,003,753	411,946	781,585
Container operations	123,629	233,159	105,090	199,969
	2,763,112	5,146,940	2,464,630	4,670,992

Cosan Investments
Lease and sale of lands	163,779	300,546	80,429	129,285
Other Investments	—	1,490	2,223	4,060
	163,779	302,036	82,652	133,345

Reconciliation
Cosan Corporate	476	516	—	—
Deconsolidated effects and eliminations	(48,824,516)	(103,788,757)	(66,254,538)	(119,747,886)
Total	10,010,456	19,641,783	9,571,087	17,475,973

28

Explanatory Notes to the interim Financial Statement

(In thousands of Reais, except when otherwise indicated)

5.  FINANCIAL ASSETS AND LIABILITIES

Financial assets and liabilities are shown as classified below:

		Parent Company		Consolidated
	Note	06/30/2023	12/31/2022	06/30/2023	12/31/2022
Assets
Fair value through profit or loss
Cash and cash equivalents	5.2	740,192	759,965	2,041,504	1,134,030
Marketable securities	5.3	548,352	724,050	17,699,349	22,099,766
Derivative financial instruments	5.6	943,653	1,368,809	4,331,529	4,151,752
Other financial assets		—	—	84,205	89,238
		2,232,197	2,852,824	24,156,587	27,474,786
Amortized cost
Cash and cash equivalents	5.2	1,171,257	588,496	13,697,786	12,167,686
Trade receivables	5.7	—	—	3,742,093	3,927,542
Restricted cash	5.3	37,316	35,039	160,352	139,933
Receivables from related parties	5.8	593,918	737,340	475,156	476,542
Sectorial financial assets	5.10	—	—	414,011	342,333
Dividends and interest on equity receivable	17	371,603	609,456	259,720	161,147
		2,174,094	1,970,331	18,749,118	17,215,183
Total		4,406,291	4,823,155	42,905,705	44,689,969
Liabilities
Amortized cost
Loans, borrowings and debentures		(7,497,869)	(5,475,628)	(25,560,199)	(21,620,197)
Trade payables	5.9	(3,144)	(115,146)	(3,722,076)	(4,379,851)
Consideration payable		—	—	(178,522)	(223,960)
Other financial liabilities		—	—	(819,148)	(954,547)
Leases	5.5	(30,949)	(30,365)	(3,470,592)	(3,532,158)
Railroad concession payable	13	—	—	(3,570,998)	(3,351,410)
Related parties payable	5.8	(9,559,195)	(10,458,897)	(380,625)	(387,736)
Dividends payable	17	(2,467)	(279,979)	(562,382)	(892,006)
Sectorial financial liabilities	5.10	—	—	(1,733,658)	(1,616,616)
Installment of tax debts	14	(206,601)	(202,140)	(213,026)	(208,760)
		(17,300,225)	(16,562,155)	(40,211,226)	(37,167,241)
Fair value through profit or loss
Loans, borrowings and debentures		—	—	(31,212,480)	(31,367,019)
Derivative financial instruments	5.6	(779,302)	(618,947)	(3,999,793)	(5,290,932)
		(779,302)	(618,947)	(35,212,273)	(36,657,951)
Total		(18,079,527)	(17,181,102)	(75,423,499)	(73,825,192)

29

Explanatory Notes to the interim Financial Statement

(In thousands of Reais, except when otherwise indicated)

5.1. NET DEBT

The information in the table below presents a reconciliation of net debt, a non-GAAP financial measure. A non-GAAP financial measure is generally defined as one that is intended to measure financial performance but excludes or includes amounts that would not be adjusted for in the most comparable GAAP measure.

Net debt is also used to calculate certain leverage ratios. However, net debt is not an accounting measure in accordance with the IFRS and should not be considered as a substitute for measures of debt determined in accordance with the IFRS and the Brazilian accounting standards.

		Parent company		Consolidated
	Note	06/30/2023	12/31/2022	06/30/2023	12/31/2022
Loans and borrowings	5.4	7,497,869	5,475,628	56,772,679	52,987,216
Derivative financial instruments on debt (i)		(161,920)	(706,733)	(264,245)	1,228,928
		7,335,949	4,768,895	56,508,434	54,216,144

(-) Cash and cash equivalents	5.2	(1,911,449)	(1,348,461)	(15,739,290)	(13,301,716)
(-) Marketable securities	5.3	(548,352)	(724,050)	(17,699,349)	(22,099,766)
		(2,459,801)	(2,072,511)	(33,438,639)	(35,401,482)

Net debt		4,876,148	2,696,384	23,069,795	18,814,662

(i)	Reconciliation of derivative financial instruments, debt and non-debt related, according to Note 5.6.

Covenants

The Company and its subsidiaries are required to comply with the following financial clauses per the terms of the main loan lines:

Company	Debt	Triggers	Ratios
Comgás S.A.	* 4th issue debenture	Short-term debt / total debt (iii) cannot exceed 0.6x	0.18
Comgás S.A.	* Debenture 4th to 9th issues	Net debt (i) / EBITDA (ii) cannot exceed 4.0x	1.51
	* BNDES
	* Resolution 4131
Cosan S.A.	* 1th issue debenture	Net debt (i) / EBITDA (ii) cannot exceed 4.0x	1.73
Cosan Luxembourg S.A.	* Senior Notes 2027	Proforma net debt (iv) / pro forma EBITDA (iv) cannot exceed 3.5x	2.41
	* Senior Notes 2029
	* Senior Notes 2030
Rumo S.A.	* Debenture (11th, 12th, 13th and 14th) (viii)	ICJ (ix) = EBITDA(ii) / Financial result(v) cannot be less than 2.0x	2.97
	* ECA
Rumo S.A.	* NCE	Net debt (i) / EBITDA (ii) cannot exceed 3.5x	2.15
	* ECA
Rumo Luxembourg S.à r.l.	* Senior Notes 2028(vi)	Net debt (i) / EBITDA (ii) cannot exceed 3.5x	2.15
	* Senior Notes 2032(vii)
	* Debentures (viii)
Sulgás	* BNDES	Net debt (i) / EBITDA (ii) cannot exceed 3.5x	0.30
		Short-term debt / Total debt (iii) cannot exceed 0.8x	0.73
Brado	* NCE	Net debt (i) / EBITDA (ii) cannot exceed 3.3x	1.45
Syndicated Loan	* CLI	Net debt (i) / EBITDA (ii) cannot exceed 3.5x at the end of each quarter	1.79
		ICSD (x) cannot be less than 2.5x at the end of each quarter	5.04

30

Explanatory Notes to the interim Financial Statement

(In thousands of Reais, except when otherwise indicated)

(i)	Net debt is composed of current and non-current debt, net cash and cash equivalents and marketable securities.
(ii)	Corresponds to the EBITDA accumulated over the previous twelve months.
(iii)	Total debt is the sum of current and non-current loans, financing and debentures, leasing, as well as current and non-current derivative financial instruments.
(iv)	Net debt and proforma EBITDA, including joint venture financial information. Net Debt and proforma EBITDA are non-GAAP measures. Proforma EBITDA corresponds to the accumulated period of the last 12 months.
(v)	The financial result of net debt is represented by the cost of net debt.
(vi)	Senior Notes due 2028 was the first Green issuance in the Latin American freight rail sector. The subsidiary Rumo is committed to using the resources to fully or partially finance ongoing and future projects that contribute to the promotion of a resource-efficient, low-carbon transport sector in Brazil. Eligible projects include "acquisition, replacement, and modernization of rolling stock," "Infrastructure for duplication of railway sections, new yards, and yard extensions," and "railway modernization." The subsidiary publishes an annual report detailing the progress of projects, which is available on the investor relations page.
(vii)	Senior Notes due 2032 was an issue of Sustainability-Linked Bonds (SLBs), with the following sustainable targets: reduction of 17.6% by 2026 in greenhouse gas emissions per Ton per useful kilometer (“TKU”) with the base date of December 2020 as the starting point. The subsidiary Rumo is subject to step-up of 25 basis points, which would increase the interest rate to 4.45% p.a. if these targets are not met.
(viii)	The 11th, 12th and 13th issues debentures have a contractual leverage ratio limited to 3.0x. However, they have a prior consent (waiver) that allows the broadcaster to extrapolate this index up to the limit of 3.5x until December 31, 2027.
(ix)	Interest Coverage Ratio (Índice de Cobertura de Juros) (“ICJ”).
(x)	Debt Service Coverage Ratio (Índice de Cobertura do Serviço da Dívida) (“ICSD”).

Other ESG (Environmental, Social, and Corporate Governance) commitments

The 2nd Debenture of Malha Paulista is linked to the sustainable goal of reducing greenhouse gas emissions per TKU by 15% by 2023, having as a point the base date of December 2019. The Company will benefit from a step-down of 25 basis points in each series if it reaches this target, which would reduce the rate from 2024 to CDI + 1.54% in the 1st series and IPCA + 4.52% in the 2nd series.

On June 30, 2023, the Company and its subsidiaries were complying with all financial and non-financial covenants.

The terms of the loans include provisions for cross-default.

5.2. CASH AND CASH EQUIVALENTS
	Parent Company		Consolidated
	06/30/2023	12/31/2022	06/30/2023	12/31/2022
Cash and bank accounts	4,214	147	133,607	307,819
Savings account	102,293	184,386	1,938,435	974,198
Financial Investments	1,804,942	1,163,928	13,667,248	12,019,699
	1,911,449	1,348,461	15,739,290	13,301,716

Financial investments include the following:

	Parent Company		Consolidated
	06/30/2023	12/31/2022	06/30/2023	12/31/2022
Applications in investment funds
Repurchase Agreements	740,192	759,965	2,041,504	1,181,280
Certificate of bank deposits - CDB	—	—	—	123,052
	740,192	759,965	2,041,504	1,304,332

Repurchase agreements	—	—	514,214	96,841
Certificate of bank deposits - CDB	1,064,556	403,823	9,414,434	10,396,376
Other	194	140	1,697,096	222,150
	1,064,750	403,963	11,625,744	10,715,367
	1,804,942	1,163,928	13,667,248	12,019,699

31

Explanatory Notes to the interim Financial Statement

(In thousands of Reais, except when otherwise indicated)

The Company's onshore financial investments bear interest at rates approximating 100% of the Brazilian interbank offered rate (Certificado de Depósito Interbancário, or "CDI") as of June 30, 2023 and December 31, 2022. Offshore financial investments are remunerated at rates around 100% of the Fed funds (Federal Reserve System). The sensitivity analysis of interest rate risks is in 5.12.

5.3. MARKETABLE SECURITIES AND RESTRICTED CASH

	Parent Company		Consolidated
	06/30/2023	12/31/2022	06/30/2023	12/31/2022
Marketable securities
Financial investment in listed entities (i)	—	—	14,151,949	19,586,193
Government securities (ii)	548,352	724,050	3,455,326	2,421,297
Certificate of bank deposits - CDB	—	—	1,245	1,173
ESG Funds	—	—	90,829	91,103
	548,352	724,050	17,699,349	22,099,766
Current	548,352	724,050	3,456,571	2,422,470
Non-current	—	—	14,242,778	19,677,296
Total	548,352	724,050	17,699,349	22,099,766
Restricted cash
Securities pledged as collateral	37,316	35,039	160,352	139,933
	37,316	35,039	160,352	139,933
Current	—	—	14,608	8,024
Non-current	37,316	35,039	145,744	131,909
Total	37,316	35,039	160,352	139,933

(i)	Financial investment in Vale is measured at fair value through profit or loss at the closing price at reporting date. Such investment was classified as non-current as the Company has no intention of selling these shares in the short term, although these shares are extremely liquid and readily convertible into cash.
(ii)	The sovereign debt securities declared interest linked to the Special System of Liquidation and Custody (Sistema Especial de Liquidação e Custódia), or “SELIC”, with a yield of approximately 100% of the CDI.
5.4. LOANS, BORROWINGS AND DEBENTURES

The terms and conditions of outstanding loans are as follows:

	Financial Charges			Parent Company
Description	Indexer	Interest Rate	Currency	06/30/2023	12/31/2022	Maturity	Objective
No Warranty
Debentures	CDI + 2.65%	16.66%	Real	1,820,453	1,819,837	Aug-25	Investments
	CDI + 1.65%	15.53%	Real	786,080	787,519	Aug-28	Capital management
	CDI + 1.50%	15.35%	Real	407,671	407,308	May-28	Capital management
	CDI + 1.90%	15.81%	Real	1,121,449	1,120,577	May-32	Capital management
	CDI + 2.00%	15.92%	Real	944,049	946,379	Aug-31	Capital management
	CDI + 2.40%	16.38%	Real	1,020,135	—	Apr-28	Capital management
	CDI + 2.40%	16.38%	Real	991,101	—	Jun-28	Capital management
	IPCA + 5.75%	12.15%	Real	406,931	394,008	Aug-31	Capital management
Total				7,497,869	5,475,628
Current				820,575	802,549
Non-current				6,677,294	4,673,079

32

Explanatory Notes to the interim Financial Statement

(In thousands of Reais, except when otherwise indicated)

	Interest			Consolidated
Description	Index	Currency	Annual interest rate	06/30/2023	12/31/2022	Maturity	Objective	Segments
With guarantee
Resolution 4,131
	Prefixed	Euro	2.95%	832,804	868,367	Oct-24	Investments	Cosan Oito
	Prefixed	Yen	0.25%	488,587	578,708	Oct-24	Investments	Cosan Oito
	Prefixed	Euro	3.20%	1,929,244	2,009,452	Oct-25	Investments	Cosan Oito
	Prefixed	Yen	0.25%	1,130,040	1,338,697	Oct-25	Investments	Cosan Oito
	Prefixed	Euro	3.40%	1,889,354	1,966,061	Oct-26	Investments	Cosan Oito
	Prefixed	Yen	0.25%	1,105,214	1,309,330	Oct-26	Investments	Cosan Oito
	Prefixed	Euro	3.56%	784,957	816,172	Oct-27	Investments	Cosan Oito
	Prefixed	Yen	0.25%	458,450	543,160	Oct-27	Investments	Cosan Oito
BNDES	URTJLP	Real	9.33%	2,427,924	2,221,900	Jul-31	Investments	Logistic
	Prefixed	Real	5.91%	199,480	280,919	Dec-24	Investments	Logistic
	Prefixed	Real	3.50%	204	378	Jan-24	Investments	Logistic
	IPCA + 6.01%	Real	9.35%	301,083	—	Dec-36	Investments	Gas and Power
	99.98% do CDI	Real	6.50%	1,614,643	1,653,501	Jun-34	Investments	Gas and Power
	IPCA + 4.10%	Real	7.38%	122,610	131,885	Apr-29	Investments	Gas and Power
	IPCA + 5.74%	Real	9.07%	594,995	544,925	Dec-36	Investments	Gas and Power
Export credit note	CDI + 1.03%	Real	16.03%	73,662	98,003	Feb-26	Investments	Logistic
	CDI + 2.25%	Real	16.17%	60,851	62,760	May-26	Investments	Logistic
	CDI + 2.20%	Real	15.92%	30,323	—	Mar-26	Capital management	Logistic
	CDI + 2.07%	Real	16.00%	52,373	50,467	Mar-25	Capital management	Logistic
	CDI + 0.80%	Real	14.56%	166,382	355,770	Dec-23	Investments	Logistic
Bank credit note	IPCA	Real	4.14%	810,318	806,028	Jan-48	Investments	Logistic
Debentures	CDI + 1.79%	Real	15.68%	754,785	754,785	Jun-27	Investments	Logistic
	CDI + 1.30%	Real	15.13%	760,083	759,175	Oct-27	Investments	Logistic
	IPCA + 4.77%	Real	8.07%	762,571	632,440	Jun-31	Investments	Logistic
Export Credit Agency (“ECA”)	Euribor + 0.58%	Euro	4.00%	55,941	68,455	Sep-26	Investments	Logistic
	IPCA + 4.10%	Real	8.97%	76,398	73,717	Jan-30	Investments	Gas and Power
				17,483,276	17,925,055
No Warranty
	Prefixed	Libra	1.9%	122,639	125,707	Dec-23	Investments	Moove
Resolution 4131	Prefixed	Dollar	5.5%	36,664	45,124	Mar-25	Investments	Moove
	Prefixed	Dollar	3.67%	—	395,285	May-23	Investments	Gas and Power
	Prefixed	Dollar	2.13%	912,106	1,000,957	Feb-25	Investments	Gas and Power
	Prefixed	Dollar	4.04%	718,369	—	May-26	Investments	Gas and Power
	Prefixed	Dollar	1.36%	348,623	377,705	Feb-24	Investments	Gas and Power
Perpetual Notes	Prefixed	Dollar	8.25%	2,439,971	2,641,732	Nov-40	Acquisition	Cosan Corporate
Senior Notes Due 2027	Prefixed	Dollar	7.00%	3,244,416	3,587,265	Jan-27	Acquisition	Cosan Corporate
Senior Notes Due 2028	Prefixed	Dollar	5.25%	2,081,927	2,196,083	Jan-28	Acquisition	Logistic
Senior Notes Due 2029	Prefixed	Dollar	5.5%	3,652,945	3,953,564	Sep-29	Acquisition	Cosan Corporate
Senior Notes Due 2029	Prefixed	Dollar	7.50%	2,630,198	—	Jun-30	Capital management	Cosan Corporate
Senior Notes Due 2032	Prefixed	Dollar	4.2%	1,986,234	2,124,051	Jan-32	Acquisition	Logistic
Prepayment	3M Libor + 1.00%	Dollar	1.59%	96,669	104,667	Oct-23	Capital management	Moove
	1.27%	Dollar	1.27%	141,274	151,871	Jul-23	Capital management	Moove
Debentures	IPCA + 4.68%	Real	9.6%	462,291	518,680	Feb-26	Investments	Logistic
	IPCA + 4.50%	Real	9.41%	1,567,894	1,523,382	Jun-31	Investments	Logistic
	IPCA + 3.60%	Real	9.55%	406,184	367,476	Dec-30	Capital management	Logistic
	CDI + 2.65%	Real	16.66%	1,820,453	1,819,837	Aug-25	Investments	Cosan Corporate
	IPCA + 6.80%	Real	11.82%	986,691	893,852	Apr-30	Investments	Logistic
	IPCA + 3.90%	Real	8.78%	1,119,769	1,048,252	Oct-29	Investments	Logistic
	IPCA + 5.73%	Real	10.7%	542,533	537,261	Oct-33	Investments	Logistic
	IPCA + 4.00%	Real	8.89%	1,064,207	941,203	Dec-35	Investments	Logistic
	IPCA + 4.54%	Real	9.45%	248,943	80,987	Jun-36	Investments	Logistic
	IPCA + 5.99%	Real	10.97%	466,322	435,780	Jun-32	Investments	Logistic
	IPCA + 5.87%	Real	10.85%	960,101	907,366	Dec-23	Investments	Gas and Power
	IPCA + 4.33%	Real	9.23%	551,465	523,837	Oct-24	Investments	Gas and Power
	IGPM + 6.10%	Real	6.28%	359,973	372,171	May-28	Investments	Gas and Power
	CDI + 1.90%	Real	15.81%	1,121,449	1,120,577	May-32	Investments	Cosan Corporate
	CDI + 1.50%	Real	15.35%	407,671	407,308	May-28	Investments	Cosan Corporate
	CDI + 1.95%	Real	15.87%	888,189	824,866	Aug-24	Investments	Gas and Power
	CDI + 1.45%	Real	15.3%	399,805	399,616	Dec-26	Investments	Gas and Power
	109.20% do CDI	Real	10.06%	542,700	491,153	Aug-31	Investments	Gas and Power
	IPCA + 7.36%	Real	13.86%	123,031	114,014	Dec-25	Investments	Gas and Power
	111.60% do CDI	Real	10.17%	528,087	467,841	Aug-36	Investments	Gas and Power
	CDI + 1.65%	Real	15.53%	786,080	787,519	Aug-28	Capital management	Cosan Corporate
	CDI + 2.40%	Real	16.38%	1,020,135	—	Apr-28	Capital management	Cosan Corporate
	CDI + 2.40%	Real	16.38%	991,101	—	Jun-28	Capital management	Cosan Corporate
	CDI + 2.00%	Real	15.92%	944,049	946,379	Aug-31	Capital management	Cosan Corporate
	IPCA + 5.75%	Real	10.72%	406,931	394,008	Aug-31	Capital management	Cosan Corporate
Working capital	CDI + 1.60%	Real	15.47%	—	100,170	Jun-23	Capital management	Moove
	SOFR + 1.50%	Dollar	1.5%	2,161,314	2,334,615	May-27	Acquisition	Moove
				39,289,403	35,062,161

Total				56,772,679	52,987,216

Current				4,623,889	4,542,205
Non-current				52,148,790	48,445,011

33

Explanatory Notes to the interim Financial Statement

(In thousands of Reais, except when otherwise indicated)

For debts linked to derivatives, the effective rates are shown in Note 5.6.

To calculate the average rates, on an annual basis, the average annual CDI rate of 13.65% p.a. was considered. (13.65% p.a. on December 31, 2022) and TJLP of 7.28% p.a. (7.20% p.a. on December 31, 2022).

All debts with maturity dates denominated in US dollars, Euros and Yen are hedged against foreign exchange risk through derivatives (note 5.6), except for perpetual notes.

 Below are changes in loans, financing and debentures in the period ended June 30, 2023:

	Parent Company	Consolidated
Balance as of January 1, 2023	5,475,628	52,987,216
Funding	1,989,748	6,109,999
Amortization of principal	—	(1,099,528)
Interest payment	(388,427)	(1,594,296)
Payment of interest on work in progress	—	(28,214)
Interest, foreign exchange variation and fair value	420,920	397,502
Balance as of June 30, 2023	7,497,869	56,772,679

a)     Guarantees

The subsidiary Rumo has entered into financing contracts with development banks, intended for investments with a bank guarantee, according to each contract, with an average cost of 0.70% p.a. or by real guarantees (assets) and escrow account. As of June 30, 2023, the balance of bank guarantees contracted was R$3,205,250 (R$3,037,453 as of December 31, 2022).

The subsidiary CLI has a bank guarantee for a loan from Cosan Lubrificantes S.R.L. (“Moove Argentina”), with an average annual cost of 0.18%, and guarantee with top-tier banks for payment to third parties, with an average annual cost of 0.23%. On June 30, 2023, the balance of contracted guarantees was R$36,607 (BRL 44,813 on December 31, 2022).

The subsidiary Cosan Oito has loans in foreign currency (Resolution 4,131) with top banking institutions, which are guaranteed by 100% of the Vale shares that are in the Collar structure.

b)    Available credit line

As of June 30, 2023, the Company had credit lines with banks rated AA, which were not used, in the amount of R$2,145,983 (R$3,052,287 as of December 31, 2022). The use of these lines of credit is subject to certain contractual conditions.

c)     Fair value and exposure to financial risk

The fair value of loans is determined by discounting future cash flows at their implied discount rate. Due to the use of unobservable inputs, including own credit risk, they are classified as fair value at level 2 of the hierarchy (Note 5.11).

Details of the Company's exposure to risks arising from loans are shown in Note 5.12.

34

Explanatory Notes to the interim Financial Statement

(In thousands of Reais, except when otherwise indicated)

5.5. LEASES

The movement in leases for the period ended June 30, 2023 was as follows:

	Parent Company	Consolidated
At January 1, 2023	30,365	3,532,158
Additions	—	42,081
Write-offs	—	(1,950)
Interest	4,674	168,596
Repayment of principal	(2,594)	(239,375)
Payment of interest	(1,794)	(85,145)
Contractual adjustment	298	54,227
At June 30, 2023	30,949	3,470,592
Current	8,519	546,253
Non-current	22,430	2,924,339
	30,949	3,470,592

The lease agreements have different terms, with the last due date occurring in December 2058. The amounts are updated annually by inflation indexes (such as IGPM and IPCA) or may incur interest calculated based on the TJLP or CDI and some of the contracts have renewal or purchase options that were considered in determining the term and classification as finance lease.

In addition to the amortization and appropriation of interest and exchange variation highlighted in the previous tables, the following impacts on income were recorded for the other lease contracts that were not included in the measurement of lease liabilities.

	2Q23	6M23	2Q22	6M22
Variable lease payments not included in the measurement of lease liabilities	10,646	21,709	13,636	25,390
Expenses relating to short-term leases	3,448	5,593	4,570	8,540
Expenses relating to leases of low value	297	651	433	780
	14,391	27,953	18,639	34,710

Lease balances recorded by the Company include the Malha Central agreement and the renewal amendment to the Malha Paulista agreement, which have an identified implicit rate and are therefore readily determinable in such cases.

The Company recorded lease liabilities at the present value of the installments due, that is, including any tax credits to which it will be entitled at the time of the lease payments. The potential PIS / COFINS credit included in liabilities on June 30, 2023, is R$5,547 (R$6,318 on December 31, 2022).

35

Explanatory Notes to the interim Financial Statement

(In thousands of Reais, except when otherwise indicated)

5.6. DERIVATIVE FINANCIAL INSTRUMENTS

The Company uses swap instruments, whose fair value is determined from discounted cash flows discounted cash flows based on market curves, to hedge the exposure to foreign exchange risk and exposure to foreign exchange risk and interest and inflation risk. The consolidated data are presented below:

	Parent Company
	Notional		Fair value
	06/30/2023	12/31/2022	06/30/2023	12/31/2022
Interest rate and exchange rate risk
Swap agreements (interest)	9,255,278	9,255,278	28,738	(195,017)
Swap agreements (interest and FX)	8,799,568	7,318,840	133,181	901,749
	18,054,846	16,574,118	161,919	706,732
Share price risk
Swap agreements - Total return swap	1,568,474	1,515,827	2,432	43,130
	1,568,474	1,515,827	2,432	43,130
Total financial instruments			164,351	749,862
Current assets			24,897	—
Non-current assets			918,756	1,368,809
Current liabilities			(22,465)	—
Non-current liabilities			(756,837)	(618,947)
Total			164,351	749,862

	Consolidated
	Notional		Fair value
	06/30/2023	12/31/2022	06/30/2023	12/31/2022
Exchange rate derivatives
Forward agreements	38,479	53,012	(1,046)	(485)
FX option agreements	624,568	676,214	30,012	25,360
	663,047	729,226	28,966	24,875
Electricity derivatives
Option agreements	—	—	41,805	21,744
	—	—	41,805	21,744
Interest rate and exchange rate risk
Swap agreements (interest and inflation)	—	10,070,343	—	(500,444)
Forward agreements (interest and FX)	13,090,097	12,811,427	(1,168,197)	760,152
Swap agreements (interest rate)	19,325,621	9,255,278	(579,963)	(155,518)
Swap agreements (interest and FX)	19,103,793	17,191,070	369,807	790,840
	51,519,511	49,328,118	(1,378,353)	895,030
Share price risk
Swap agreements - Total return swap	1,568,474	1,515,827	2,432	43,130
Call Spread	5,594,212	5,594,212	(270,415)	1,954,493
Collar (Vale Shares)	16,931,662	16,931,662	1,907,301	(4,078,452)
	24,094,348	24,041,701	1,639,318	(2,080,829)

Total financial instruments			331,736	(1,139,180)
Current assets			309,320	1,086,698
Non-current assets			4,022,209	3,065,054
Current liabilities			(1,095,577)	(1,039,357)
Non-current liabilities			(2,904,216)	(4,251,575)
Total			331,736	(1,139,180)

36

Explanatory Notes to the interim Financial Statement

(In thousands of Reais, except when otherwise indicated)

Below, we demonstrate the opening value of derivative debt and non-debt derivative financial instruments:

		Parent company		Consolidated
	Note	06/30/2023	12/31/2022	06/30/2023	12/31/2022
Derivative financial instruments	5.1	161,920	706,733	264,245	(1,228,928)
Non-derivative financial instruments		2,431	43,129	67,491	89,748
		164,351	749,862	331,736	(1,139,180)

Derivatives are only used for economic hedging purposes and not as speculative investments.

a)     Fair value hedge

The Company, through its subsidiaries, adopts fair value hedge accounting for some of its operations, both the hedging instruments and the hedged items are measured and recognized at fair value through profit or loss.

There is an economic relationship between the hedged item and the hedging instrument as the terms of the interest rate and exchange rate swap correspond to the terms of the fixed rate loan, i.e. notional amount, term and payment. The Company established the coverage ratio close to 1:1 for the hedge ratios, as the underlying risk of the interest rate and exchange rate swap is identical to the hedged risk component. To test the effectiveness of the hedge, the Company uses the discounted cash flow method and compares changes in the fair value of the hedging instrument with changes in the fair value of the hedged item attributable to the hedged risk. The sources of hedge ineffectiveness that are expected to affect the hedging relationship during its term evaluated by the Company are mainly: (i) reduction or modification of the hedged item; and (ii) a change in the credit risk of the Company or the counterparty of the contracted swaps. The amounts related to the items designated as hedging instruments were as follows:

		Carrying amount		Accumulated fair value adjustment
	Notional	06/30/2023	12/31/2022	06/30/2023	12/31/2022
FX rate risk hedge
Designated items
Senior notes 2028 (Rumo Luxembourg)	(2,791,600)	(2,081,926)	(2,196,083)	85,727	(336,161)
Senior notes 2032 (Rumo Luxembourg)	(2,259,375)	(1,986,234)	(2,124,051)	59,997	(629,220)
PPE – (Pré pagamento de exportação) 1 (Moove)	(157,800)	(144,897)	(156,884)	1,448	2,389
PPE – (Pré pagamento de exportação) 2 (Moove)	(110,400)	(96,669)	(104,667)	2,175	2,624
Total debt	(5,319,175)	(4,309,726)	(4,581,685)	149,347	(960,368)
Derivative financial instruments
Swaps Senior Notes 2028 (Rumo Luxembourg)	2,791,600	(541,270)	(418,674)	122,596	685,200
Swaps Senior Notes 2032 (Rumo Luxembourg)	2,259,375	(311,942)	(128,986)	182,956	804,558
SWAP - PPE 1 (Moove)	157,800	(18,155)	(11,079)	(18,155)	(11,079)
SWAP - PPE 2 (Moove)	110,400	(18,511)	(7,067)	(18,511)	(7,067)
Total derivatives	5,319,175	(889,878)	(565,806)	268,886	1,471,612
Total	—	(5,199,604)	(5,147,491)	418,233	511,244

37

Explanatory Notes to the interim Financial Statement

(In thousands of Reais, except when otherwise indicated)

		Carrying amount		Accumulated fair value adjustment
	Notional	06/30/2023	12/31/2022	06/30/2023	12/31/2022
Interest rate risk hedge
Designated items
Debenture 5th issue - single series (Comgás)	(684,501)	(960,101)	(907,366)	(50,778)	(33,892)
BNDES Project VIII (Comgás)	(1,000,000)	(836,276)	(851,689)	37,220	70,260
Debenture (Rumo)	(5,985,276)	(6,391,192)	(5,755,679)	390,735	(327,290)
Finem (Rumo)	(29,648)	(29,878)	(28,115)	757	(1,644)
CCB (Rumo)	(807,142)	(810,318)	(785,366)	(837)	(4,418)
Total debt	(8,506,567)	(9,027,765)	(8,328,215)	377,097	(296,984)
Derivative financial instruments
Debenture 5th issue - single series (Comgás)	684,501	228,076	221,000	7,076	1,248
BNDES Project VIII (Comgás)	1,000,000	(65,429)	(90,193)	15,163	(61,242)
Swaps Debenture (Rumo)	5,985,276	425,794	(148,662)	(574,456)	72,856
Finem (Rumo)	29,648	1,197	(558)	(1,755)	558
CCB (Rumo)	807,142	(5,137)	(6,976)	(1,838)	6,976
Derivative total	8,506,567	584,501	(25,389)	(555,810)	20,396
Total	—	(8,443,264)	(8,353,604)	(178,713)	(276,588)

b)     Fair value option

Certain derivative instruments were not linked to documented hedging structures.

The Company chose to designate the hedged liabilities (hedge objects) to be recorded at fair value through profit or loss. Considering that derivative instruments are always accounted for at fair value through profit or loss, the accounting effects are similar to those that would be obtained through a hedge documentation:

			Carrying amount		Accumulated fair value
		Notional	06/30/2023	12/31/2022	06/30/2023	12/31/2022
FX rate risk
Items
Senior Notes 2027 (Cosan Luxembourg)	USD+7.0%	(3,132,480)	(3,244,416)	(3,587,265)	458,666	967,778
Export Credit Agreement (Rumo)	EUR + 0.58%	(100,198)	(55,941)	(68,455)	(1,373)	377
Resolution 4,131 (Rumo)	USD + 2.20%	—	—	—	—	247
Resolution 4,131 (Comgás - 2018)	USD + 4.32%	—	—	(395,285)	—	(2,680)
Resolution 4,131 (Comgás - 2021)	USD + 1.60%	(407,250)	(348,623)	(377,705)	14,550	15,545
Resolution 4,131 (Comgás - 2022)	USD + 2.51%	(1,097,400)	(912,106)	(1,000,957)	59,959	51,798
Resolution 4,131 (Comgás - 2023)	USD + 4.76%	(749,310)	(718,368)	—	7,027	—
Total		(5,486,638)	(5,279,454)	(5,429,667)	538,829	1,033,065
Derivative instruments
Swap Senior Notes 2027 (Cosan Luxembourg)	126.85% do CDI	3,132,480	901,100	1,285,454	(325,470)	(736,466)
Inflation and interest rate swaps (Rumo)	108% do CDI	100,198	9,574	15,468	5,893	15,067
Inflation and interest rate swaps (Rumo)	118% do CDI	—	—	—	—	47,527
Resolution 4,131 (Comgás - 2018)	107.9% do CDI	—	—	123,760	(28,049)	(61,685)
Resolution 4,131 (Comgás - 2021)	CDI + 1.25%	407,250	(78,849)	(50,245)	(55,042)	(88,612)
Resolution 4,131 (Comgás - 2022)	CDI + 1.20%	1,097,400	(246,644)	(160,369)	(153,848)	(217,215)
Resolution 4,131 (Comgás - 2023)	CDI + 1.30%	749,310	(40,213)	—	(40,213)	—
Total derivatives		5,486,638	544,968	1,214,068	(596,729)	(1,041,384)
Total		—	(4,734,486)	(4,215,599)	(57,900)	(8,319)

38

Explanatory Notes to the interim Financial Statement

(In thousands of Reais, except when otherwise indicated)

			Carrying amount		Accumulated fair value adjustment
		Notional	06/30/2023	12/31/2022	06/30/2023	12/31/2022
FX rate risk
Items
Debenture 4rd issue - 3rd series (Comgás)	IPCA + 7.36%	(114,818)	(123,031)	(114,014)	(8,266)	(114,014)
Debenture 6th issue - single series (Comgás)	IPCA + 4.33%	(523,993)	(551,465)	(523,837)	(25,304)	(523,837)
Debenture 9rd issue - 1rd series (Comgás)	IPCA + 5.12%	(500,000)	(542,700)	(491,153)	(33,362)	(6,179)
Debenture 9rd issue - 2rd series (Comgás)	IPCA + 5.22%	(500,000)	(528,087)	(467,841)	(41,129)	9,737
BNDES Projects VI and VII (Comgás)	IPCA + 4.10%	(160,126)	(122,610)	(131,885)	24,480	(131,885)
BNDES Project VIII (Comgás)	IPCA + 3.25%	(870,149)	(778,367)	(801,812)	38,360	(801,812)
BNDES Project IX (Comgás)	IPCA + 5.74%	(565,582)	(594,995)	(544,925)	(32,911)	(544,925)
Debenture (Rumo)	IPCA + 4.68%	(360,000)	(462,291)	(518,680)	5,467	(6,070)
Debenture (Rumo)	IPCA + 4.50%	(600,000)	(762,314)	(704,954)	32,495	(34,745)
Total		(4,194,668)	(4,465,860)	(4,299,101)	(40,170)	(2,153,730)
Derivative instruments
Debenture 4rd issue - 3rd series (Comgás)	94.64% CDI	—	—	—	—	(3,900)
Debenture 4rd issue - 3rd series (Comgás)	112.49% CDI	114,818	(369)	(778)	408	(5,096)
Debenture 6th issue - single series (Comgás)	89.9% CDI	523,993	(14,673)	(10,419)	(4,253)	(26,161)
Debenture 9rd issue - 1rd series (Comgás)	109.20% CDI	500,000	33,960	(17,705)	29,155	(37,517)
Debenture 9rd issue - 2rd series (Comgás)	110.60% CDI	500,000	20,289	(40,441)	37,992	(53,304)
BNDES Projects VI and VII (Comgás)	87.50% CDI	160,126	(1,035)	(2,046)	1,248	(6,923)
BNDES Project VIII (Comgás)	82.94% CDI	870,149	(8,709)	(21,039)	12,752	(48,613)
BNDES Project IX (Comgás)	98.9% CDI	565,582	42,825	(6,632)	29,755	(6,632)
Debenture (Rumo)	107% CDI	360,000	84,045	76,194	(7,851)	(4,819)
Debenture (Rumo)	103% CDI	600,000	133,098	74,092	(59,007)	8,252
Total derivatives		4,194,668	289,431	51,226	40,199	(184,713)
Total		—	(4,176,429)	(4,247,875)	29	(2,338,443)

c)     Cash flow hedge

Compass

The indirect subsidiary Compass Comercialização S.A. entered into natural gas purchase and sale agreements with a third party and related party. In order to mitigate the risks arising from fluctuations in natural gas indexes, the subsidiary designated this operation subject to hedge accounting for the respective cash flow protection.

In this contracting, the expected benefits are: reducing the financial risk associated with fluctuations in natural gas prices, avoiding fluctuations in the financial result of hedge instruments, protecting the subsidiary's margins, as well as maintaining predictability in its costs or revenues, ensuring greater stability in operating results.

39

Explanatory Notes to the interim Financial Statement

(In thousands of Reais, except when otherwise indicated)

On June 30, 2023 there was no ineffective portion reclassified to profit or loss. The impacts recognized in the subsidiary's shareholders' equity and the estimated realization in shareholders' equity are shown below:

Financial instruments	Market	Risk	06/30/2023	Contributed asset valuation adjustment
Future	B3	JKM	(614)	(614)
Future	B3	BRENT	41,852	41,852
			41,238	41,238
( - ) Deferred taxes			(14,021)	(14,021)
Effect on equity			27,217	27,217

Rumo

The subsidiary Rumo S.A contracted certain derivative instruments to protect certain investment costs contracted for the period of 2023 and opted to link the instruments to documented hedge structures:

Currency risk		Notional R$	Book value R$		Fair value R$
			06/30/2023	12/31/2022	06/30/2023	12/31/2022
Derivative instruments
NDF (Non deliverable forwards)	USD	42,286	(2,710)	—	(2,710)	—
Total		42,286	(2,710)	—	(2,710)	—

5.7. TRADE RECEIVABLES

	Consolidated
	06/30/2023	12/31/2022
Domestic market	2,933,638	3,085,227
Unbilled receivables (i)	927,340	968,147
Foreign market - foreign currency	35,580	28,786
	3,896,558	4,082,160
Expected credit losses	(154,465)	(154,618)
Total	3,742,093	3,927,542
Current	3,632,232	3,769,908
Non-current	109,861	157,634
Total	3,742,093	3,927,542

(i)	Unbilled revenue refers to the portion of the monthly gas supply for which measurement and billing have not been completed.

40

Explanatory Notes to the interim Financial Statement

(In thousands of Reais, except when otherwise indicated)

5.8. RELATED PARTIES

a)      Accounts receivable and payable with related parties:

	Parent Company		Consolidated
	06/30/2023	12/31/2022	06/30/2023	12/31/2022
Current assets
Commercial operations
Raízen S.A.	3,654	7,555	71,756	79,297
Rumo S.A.	2,015	3,045	—	—
Termag - Terminal Marítimo de Guarujá S.A.	—	—	14,285	14,286
Cosan Lubrificantes e Especialidades S.A.	18,749	3,418	—	—
Aguassanta Participações S.A.	2,202	2,184	2,202	2,184
Compass Gás e Energia S.A.	1,240	996	—	—
Cosan Luxembourg S.A	1,433	—	—	—
Other	9,425	7,269	16,878	11,936
	38,718	24,467	105,121	107,703
Financial and corporate operations
Raízen S.A.	86,815	20,585	86,815	20,586
Cosan Oito S.A.	—	6,742	—	—
Cosan Nove Participações S.A. (i)	—	121,621	—	—
Cosan Dez Participações S.A.	111,659	111,659	—	—
Ligga S.A.	—	—	107,000	107,252
Cosan Lubrificantes e Especialidades S.A.	60,598	96,473	—	—
	259,072	357,080	193,815	127,838
Total current assets	297,790	381,547	298,936	235,541
Non-current assets
Commercial operations
Raízen S.A.	—	—	47,731	47,731
Termag - Terminal Marítimo de Guarujá S.A.	—	—	37,854	43,810
	—	—	85,585	91,541
Financial and corporate operations
Raízen S.A.	90,561	149,347	90,635	149,347
Cosan Lubrificantes e Especialidades S.A.	205,567	206,446	—	—
Other	—	—	—	113
	296,128	355,793	90,635	149,460
Total non-current assets	296,128	355,793	176,220	241,001
Related parties receivables	593,918	737,340	475,156	476,542

(i)	On June 29, 2023, the Minutes of the Ordinary and Extraordinary General Meeting (AGOE) approved the capitalization of the remaining balance of related parties.

41

Explanatory Notes to the interim Financial Statement

(In thousands of Reais, except when otherwise indicated)

	Parent Company		Consolidated
	06/30/2023	12/31/2022	06/30/2023	12/31/2022
Current liabilities
Commercial operations
Raízen S.A.	13,618	6,208	251,883	296,051
Aguassanta Participações S.A.	588	—	1,085	6,419
Cosan Lubrificantes e Especialidades S.A.	1,065	1,855	—	—
Other	1,304	3,038	22,196	20,569
	16,575	11,101	275,164	323,039
Financial and corporate operations
Raízen S.A.	105,461	60,866	105,461	64,697
Cosan Overseas Limited	31,140	33,715	—	—
Cosan Luxembourg S.A	118,335	1,085,617	—	—
Other	—	46,191	—	—
	254,936	1,226,389	105,461	64,697
Total current liabilities	271,511	1,237,490	380,625	387,736
Non-current liabilities
Financial and corporate operations
Cosan Lubrificantes e Especialidades S.A.	635,739	765,148	—	—
Cosan Luxembourg S.A	6,225,478	5,829,147	—	—
Cosan Overseas Limited	2,426,467	2,627,112	—	—
Total non-current liabilities	9,287,684	9,221,407	—	—
Payables to related parties	9,559,195	10,458,897	380,625	387,736

42

Explanatory Notes to the interim Financial Statement

(In thousands of Reais, except when otherwise indicated)

b)     Transactions with related parties:

	Parent Company				Consolidated
	2T23	6M23	2T22	6M22	2T23	6M23	2T22	6M22
Operating income
Raízen S.A.	—	—	—	—	197,571	343,983	226,266	412,072
Elevações Portuárias S.A.	—	—	—	—	3,867	7,821	—	—
Other	—	—	—	—	—	—	680	680
	—	—	—	—	201,438	351,804	226,946	412,752
Purchase of products / inputs / services
Raízen S.A.	—	—	—	—	(548,479)	(1,063,434)	(624,468)	(1,164,516)
Elevações Portuárias S.A.	—	—	—	—	(5,915)	(13,203)	—	—
Other	—	—	—	—	—	—	(785)	(785)
	—	—	—	—	(554,394)	(1,076,637)	(625,253)	(1,165,301)
Shared income (expenses)
Rumo S.A.	1,265	2,599	887	1,951	—	—	—	—
Cosan Lubrificantes e Especialidades S.A.	1,057	2,220	802	1,732	—	—	—	—
Payly Soluções de Pagamentos S.A.	—	—	70	143	—	—	—	—
Compass Gás e Energia S.A.	1,694	3,518	1,384	2,875	—	—	—	—
Companhia de Gás de São Paulo - COMGÁS	—	—	—	(1,425)	—	—	—	—
Trizy - Sinlog Tec. Em Logistica S.A.	(8)	129	27	61	—	—	—	—
Aldwych Temple Venture Capital Limited	—	46,191	—	—	—	—	—	—
Raízen S.A.	(1,503)	(2,901)	(740)	319	(18,690)	(37,553)	(17,258)	(35,411)
	2,505	51,756	2,430	5,656	(18,690)	(37,553)	(17,258)	(35,411)
Financial result
Cosan Luxembourg S.A.	237,011	290,661	(392,437)	154,718	—	—	—	—
Cosan Overseas Limited	80,932	99,129	(307,282)	67,469	—	—	—	—
Raízen S.A.	—	—	—	(106)	—	—	—	(106)
Aldwych Temple VenturecCapital Limited	—	—	(4,514)	2,710	—	—	—	—
Other	—	—	10	10	—	—	5	(34)
	317,943	389,790	(704,223)	224,801	—	—	5	(140)
Total	320,448	441,546	(701,793)	230,457	(371,646)	(762,386)	(415,560)	(788,100)

c)     Managers’ and directors’ compensation:

The Company has a compensation policy approved by the Board of Directors. Compensation of the Company's key management personnel includes salaries, contributions to a defined post-employment benefit plan and stock-based compensation. On April 27, 2023, the Annual General Meeting approved the global annual compensation of the managers and members of the Fiscal Council for the 2023 fiscal year. We present below the result of the Parent Company on June 30, 2023, as follows:

	2Q23	6M23	2Q22	6M22
Short-term benefits to employees and managers	8,248	16,882	9,994	17,921
Share-based compensation	10,739	21,477	13,465	26,710
Post-employment benefits	127	252	115	229
	19,114	38,611	23,574	44,860

43

Explanatory Notes to the interim Financial Statement

(In thousands of Reais, except when otherwise indicated)

5.9. TRADE PAYABLES

The carrying amounts of trade payables and other payables are the same as their fair values due to their short-term nature.

	Parent Company		Consolidated
	06/30/2023	12/31/2022	06/30/2023	12/31/2022
Material and services suppliers	3,144	115,146	2,431,683	2,923,486
Natural gas/ transport and logistics suppliers	—	—	1,290,393	1,456,365
	3,144	115,146	3,722,076	4,379,851
Current	3,144	115,146	3,657,480	4,318,362
Non-current	—	—	64,596	61,489
Total	3,144	115,146	3,722,076	4,379,851

 5.10. SECTORIAL FINANCIAL ASSET AND LIABILITY

The following demonstrates the change in net sectorial financial assets (liabilities) for the period ending on June 30, 2023:

	Sectorial Assets	Sectorial liabilities	Total
Balance as of January 1, 2023	342,333	(1,616,616)	(1,274,283)
Cost of gas	(21,633)	—	(21,633)
Tax credits	12,293	(44,771)	(32,478)
Monetary update	23,381	(72,271)	(48,890)
Deferral of IGP-M	57,637	—	57,637
Balance as of June 30, 2023	414,011	(1,733,658)	(1,319,647)
Current	149,623	(67,917)	81,706
Non-current	264,388	(1,665,741)	(1,401,353)
	414,011	(1,733,658)	(1,319,647)

44

Explanatory Notes to the interim Financial Statement

(In thousands of Reais, except when otherwise indicated)

5.11 RECOGNIZED FAIR VALUE MEASUREMENTS

The market value of the debts below is quoted on the Luxembourg Stock Exchange (Note 5.6) and are based on the quoted market price as follows:

	Company	06/30/2023	12/31/2022
Senior Notes 2027	Cosan Luxembourg S.A.	100.32%	100.92%
Senior Notes 2028	Rumo Luxembourg S.à r.l.	93.12%	95.04%
Senior Notes 2029	Cosan Luxembourg S.A.	91.18%	94.30%
Senior Notes 2030	Cosan Luxembourg S.A.	99.12%	—
Senior Notes 2032	Rumo Luxembourg S.à r.l.	80.11%	80.36%
Perpetual Notes	Cosan Overseas Limited	99.85%	98.92%

 All resulting fair value estimates are included in level 2, except for contingent consideration payables for which fair values have been determined using present values and discount rates adjusted for counterparty or own credit risk.

The carrying amounts and fair value of consolidated assets and liabilities are as follows:

	Carrying amount			Assets and liabilities measured at fair value
		06/30/2023	12/31/2022	06/30/2023			12/31/2022
	Note			Level 1	Level 2	Level 3	Level 1	Level 2	Level 3
Assets
Investment funds	5.2	2,041,504	1,304,332	—	2,041,504	—	—	1,304,332	—
Marketable securities	5.3	17,699,349	22,099,766	14,151,949	3,547,400	—	19,586,193	2,513,573	—
Other financial assets		84,205	89,238	84,205	—	—	89,238	—	—
Investment properties (i)	11.5	14,209,978	14,103,060	—	—	14,209,978	—	—	14,103,060
Derivate financial instruments	5.6	4,331,529	4,151,752	—	4,331,529	—	—	4,151,752	—
Total		38,366,565	41,748,148	14,236,154	9,920,433	14,209,978	19,675,431	7,969,657	14,103,060
Liabilities
Loans, financing and debentures	5.4	(56,772,679)	(52,987,216)	—	(49,105,124)	—	—	(45,038,188)	—
Derivative financial instruments	5.6	(3,999,793)	(5,290,932)	—	(3,999,793)	—	—	(5,290,932)	—
Total		(60,772,472)	(58,278,148)	—	(53,104,917)	—	—	(50,329,120)	—

(i)

The fair value of investment properties was determined using the direct comparative method of market data applied to transactions involving similar properties (type, location, and quality of property) and, to a lesser extent, sales quotes for potential transactions involving comparable assets (level 3). The methodology used to determine fair value incorporates direct comparisons of market information, such as market research, homogenization of values, spot market prices, sales, distances, facilities, access to land, topography and soil, land use (crop type), and rainfall, among other data, in accordance with the standards issued by the Brazilian Association of Technical Standards ("ABNT"). On June 30, 2023, the discount rates used ranged from 11.20 to 13.75% p.a. (6.5 to 9% p.a. on December 31, 2022)

45

Explanatory Notes to the interim Financial Statement

(In thousands of Reais, except when otherwise indicated)

5.12. FINANCIAL RISK MANAGEMENT

This note describes the group's exposure to financial risks and how these risks may affect future financial performance. To provide more context, current year profit and loss information has been included where applicable:

Risk	Exposure arising from	Measurement	Management
Market risk - foreign exchange	Future commercial transactions. Recognized financial assets and liabilities not denominated in Reais.	Cash flow forecasting Sensitivity analysis	Foreign currency
Market risk - interest	Cash and cash equivalents, securities, loans, financing and debentures, leases and derivative financial instruments.	Sensitivity analysis	Interest rate swap
Market risk – price	Future business transactions Investment in securities	Cash flow forecasting Sensitivity analysis	Future price of electricity (purchase and sale) Derivative protection for valuation and devaluation of shares
Credit risk	Cash and cash equivalents, marketable securities, trade receivables, derivatives, receivables from related parties, dividends and investment property	Analysis by maturity Credit ratings	Availability and lines of credit
Liquidity risk	Loans, financing and debentures, accounts payable to suppliers, other financial liabilities, REFIS, leases, derivatives, payables to related parties and dividends.	Cash flow forecasting	Availability and lines of credit

The Company's Management identifies, evaluates, and hedges financial risks in close collaboration with operating units. The Board of Directors provides written principles for managing global risk in addition to policies covering specific areas such as currency risk, interest rate risk, credit risk, use of derivative and non-derivative financial instruments, and excess investment of liquidity.

When all applicable criteria are satisfied, hedge accounting is used to eliminate the accounting mismatch between the hedging instrument and the hedged item. This will result in the effective recognition of interest expense at a fixed interest rate for hedged floating rate loans and inventory at the fixed foreign exchange rate for purchases hedged against foreign exchange risk.

The Company may opt for formal designation of new debt transactions for which it has swap-type derivative hedging instruments for foreign exchange rate variation and interest, as measured at fair value. The Fair Value Option is intended to eliminate inconsistencies caused by disparities between the measurement credits of certain liabilities and their hedging instruments. Consequently, both swaps and respective debts are now valued at fair value. This option is irrevocable and must be exercised upon the operation's initial accounting entry.

The policy of the company is to maintain a sufficient capital base to foster the confidence of investors, creditors, and the market, and to ensure the business's future growth. Each of its businesses' rate of return on capital is monitored by Management.

An analysis of the risk exposure that Management intends to cover determines the use of financial instruments to protect against these areas of volatility.

46

Explanatory Notes to the interim Financial Statement

(In thousands of Reais, except when otherwise indicated)

a)       Market risk

The objective of market risk management is to manage and control exposures to market risk within acceptable parameters, optimizing returns.

The Company uses derivatives to manage market risks. All these transactions are carried out within the guidelines defined by the Risk Management Committee. Generally, the Company seeks to apply hedge accounting to manage volatility in profit or loss.

  Foreign exchange risk

As of June 30, 2023, and December 31,2022, the Company had the following net exposure to foreign exchange variation on assets and liabilities denominated in US Dollars, Euros, Yen and Pound Sterling:

	06/30/2023	12/31/2022
Cash and cash equivalents	3,248,511	1,138,948
Suppliers	(432,600)	(97,259)
Loans, financing and debentures	(30,143,522)	(13,698,102)
Leases	(82,729)	(94,716)
Consideration payable	(178,522)	(223,960)
Derivative financial instruments	24,939,711	7,728,609
FX exposure, net	(2,649,151)	(5,246,480)

The probable scenario considers the estimated foreign exchange rates, carried out by a specialized third party, at the maturity of transactions for companies with real functional currency (positive and negative, before tax effects), as follows:

			Scenarios
Instrument	Risk factor	Probable	25%	50%	(25%)	(50%)
Cash and cash equivalents	Low FX rate	202,762	1,065,580	1,926,729	(660,056)	(1,522,874)
Trade payables	High FX rate	(33)	(174)	(315)	108	249
Derivative financial instruments	Low FX rate	619,119	124,296	(220,462)	2,048,262	1,388,175
Loans, borrowings and debentures	High FX rate	(1,906,975)	(10,396,911)	(18,409,535)	5,628,338	13,640,962
Leases	High FX rate	(5,164)	(27,137)	(49,110)	16,809	38,783
Consideration payable	Currency fluctuation	(11,142)	(58,559)	(105,975)	36,273	83,689
Impacts on profit or loss before taxes		(1,101,433)	(9,292,905)	(16,858,668)	7,069,734	13,628,984

47

Explanatory Notes to the interim Financial Statement

(In thousands of Reais, except when otherwise indicated)

The probable scenario considers the estimated exchange rates, made by a specialized third party, upon maturity of the transactions for the companies with functional currency Reais (positive and negative, before tax effects), as follows:

	Exchange rate sensitivity analysis
	06/30/2023	Scenarios
		Probable	25%	50%	(25%)	(50%)
U.S.$	4.8192	5.1200	6.4000	7.6800	3.8400	2.5600
Euro	5.2626	5.8368	7.2960	8.7552	4.3776	2.9184
GBP	6.1262	6.6611	8.3264	9.9917	4.9958	3.3306
JPY	0.0334	0.0391	0.0489	0.0586	0.0293	0.0195

ii.       Interest rate risk

The Company and its subsidiaries monitor fluctuations in variable interest rates related to their financing and use derivative instruments to minimize the risk of fluctuations in variable interest rates.

A sensitivity analysis on interest rates on loans and financing to offset investments in CDI with pre-tax increases and decreases of 25% and 50% is presented below:

		Scenarios
Instrument	Probable	25%	50%	(25%)	(50%)
Cash and cash equivalents	1,600,499	2,221,461	2,621,586	1,421,212	1,021,087
Marketable securities	376,081	471,054	565,074	283,013	188,993
Restricted cash	16,994	21,728	25,976	13,231	8,982
Lease and concession in installments	(145,363)	(181,703)	(218,044)	(109,022)	(72,681)
Leases liabilities	(400,857)	(401,237)	(401,618)	(400,479)	(400,102)
Derivative financial instruments	(1,121,145)	(1,708,829)	(1,052,656)	(3,673,555)	(4,326,185)
Loans, financing and debentures	(235,030)	(1,972,781)	(2,496,532)	976,587	1,094,905
Other financial liabilities	(93,453)	(114,168)	(134,884)	(72,737)	(52,051)
Impacts on the profit or loss before taxes	(2,274)	(1,664,475)	(1,091,098)	(1,561,750)	(2,537,052)

 The probable scenario considers the estimated interest rate, made by a specialized third party and the Central Bank of Brazil (Banco Central do Brasil or “BACEN”) as follows:

48

Explanatory Notes to the interim Financial Statement

(In thousands of Reais, except when otherwise indicated)

		Scenarios
	Probable	25%	50%	(25%)	(50%)
SELIC	11.94%	14.92%	17.91%	8.95%	5.97%
CDI	11.84%	14.80%	17.76%	8.88%	5.92%
TJLP462 (TJLP + 1% p.a.)	7.30%	8.88%	10.45%	5.73%	4.15%
TJLP	6.30%	7.88%	9.45%	4.73%	3.15%
IPCA	4.60%	5.75%	6.90%	3.45%	2.30%
IGPM	2.28%	2.85%	3.42%	1.71%	1.14%
Libor	4.69%	5.86%	7.04%	3.52%	2.35%
Fed Funds	4.75%	5.94%	7.13%	3.56%	2.38%

iii.       Price risk

  Natural gas

Natural gas derivative transactions were conducted with bank counterparties and recognized at fair value through profit or loss, based on the difference between the contracted price and the market price of outstanding contracts as of the date of the balance sheet.

These are our open positions in natural gas derivatives:

Instrument	Risk factor	Probable	25%	50%	(25%)	(50%)
Brent derivatives – options	Price variation US$/bbl	601	11,095	53,667	3	—
  Shares

We are exposed to market risks because of the fluctuating prices of certain equity securities and option instruments. Our exposure to changes in the price of equity securities is primarily derived from Vale's common shares purchased on the spot market, which, as of June 30, 2023, represent 1.62% (1.57% on December 31, 2022) of the outstanding shares.

Instrument	Probable	25%	50%	(25%)	(50%)
VALE3	4,518,949	5,648,687	6,778,424	3,389,212	2,259,475

Share	06/30/2023	Probable	25%	50%	(25%)	(50%)
VALE3	64.22	64.22	80.28	96.33	48.17	32.11

49

Explanatory Notes to the interim Financial Statement

(In thousands of Reais, except when otherwise indicated)

  Options

We use derivative financial instruments called options to limit our exposure to changes in the value of Vale shares. The widely accepted methodology used to calculate the fair value of options is based on the Black & Scholes pricing model. The values calculated in the sensitivity analysis of the aforementioned framework reflect the impacts of the intrinsic values of the options as the shares appreciate or depreciate.

		Scenarios
Instrument	Interest	Probable	25%	50%	(25%)	(50%)
VALE3 (Collar)	3.31%	10,840,696	11,392,573	11,799,812	10,303,190	9,834,428
VALE3 (Call Spread)	1.60%	429,190	649,207	818,055	191,029	9,318
  Total Return Swap (TRS)

We are exposed to risks linked to CSAN3 and RAIL3 share prices. In order to mitigate such exposures, total return swap derivatives of 96,185,412 shares of CSAN3 and 767,500 shares of RAIL3 were contracted in which the Company receives the variation of the share price and proceeds on the active side and pays CDI + 1.65% and CDI + 1.70% p.a., respectively on the passive side.

The sensitivity analysis considers the closing share price as shown below:

		Scenarios
Instrument	Probable	25%	50%	(25%)	(50%)
CSAN3	143,454	429,949	858,936	(428,987)	(858,936)
RAIL3	4,657	4,260	8,519	(4,260)	(8,519)

Share	06/30/2023	Probable	25%	50%	(25%)	(50%)
CSAN3	17.86	17.86	22.33	26.79	13.40	8.93
RAIL3	22.20	22.20	27.75	33.30	16.65	11.10

b)           Credit risk

The Company's regular operations expose it to the risk of default when customers, suppliers, and counterparties are unable to fulfill their financial commitments or other obligations. The Company seeks to mitigate this risk by conducting transactions with a diverse group of counterparties. However, the Company's operations remain susceptible to the unanticipated financial failures of third parties. The credit risk exposure was as follows:

50

Explanatory Notes to the interim Financial Statement

(In thousands of Reais, except when otherwise indicated)

	06/30/2023	12/31/2022
Cash and cash equivalents	15,739,290	13,301,716
Trade receivables	3,742,093	3,927,542
Marketable securities	3,547,400	2,513,574
Restricted cash	160,352	139,933
Derivative financial instruments	4,331,529	4,151,752
Receivables from related parties	475,156	476,542
Receivable dividends and interest on equity	259,720	161,147
Other financial assets	84,205	89,238
	28,339,745	24,761,444

The Company is exposed to risks related to its cash management activities and temporary investments.

The majority of liquid assets are invested in government bonds and other bank investments. The treasury department manages the credit risk of bank and financial institution balances in accordance with the Company's policy.

The credit risk associated with lease receivables is divided into two customer categories: (i) Level 1 and (ii) Level 2. The majority of subsidiary investment properties are leased to customers classified as Level 1, with no history of late payments or default and a solid financial standing. In order to mitigate the credit risk associated with lease receivables, the Company's policy restricts its exposure to Level 2 customers. The risk associated with accounts receivable related to the sale of investment properties is mitigated by granting land ownership to the customer only after receiving a down payment for the transaction. In addition, the transfer of ownership is contingent upon receipt of all outstanding payments.

Only approved counterparties and within the credit limits assigned to each counterparty may invest surplus funds. Credit limits for counterparties are reviewed annually and may be modified throughout the period. The limits are established to minimize the concentration of risks and, consequently, to mitigate financial loss caused by potential counterparty default. The credit risk of cash and cash equivalents, marketable securities, restricted cash, and derivative financial instruments is determined by widely accepted market rating instruments and is structured as follows:

	06/30/2023	12/31/2022
AAA	21,088,319	16,769,858
AA	2,552,169	3,133,455
A	—	138,478
Not rated	138,083	65,184
	23,778,571	20,106,975
51

Explanatory Notes to the interim Financial Statement

(In thousands of Reais, except when otherwise indicated)

c)           Liquidity risk

The Company's strategy for managing liquidity is to ensure, whenever possible, that it has sufficient liquidity to meet its liabilities when they are due, under normal and stressed conditions, without incurring unacceptable losses or risking reputational harm.

The Company's financial liabilities (based on contracted undiscounted cash flows) are categorized by maturity dates as follows:

	06/30/2023					12/31/2022
	Up to 1 year	1 - 2 years	3 - 5 years	More than 5 years	Total	Total
Loans, financing and debentures	(4,755,220)	(6,310,610)	(26,996,694)	(28,370,411)	(66,432,935)	(63,200,127)
Suppliers	(3,657,480)	(64,596)	—	—	(3,722,076)	(4,379,851)
Other financial liabilities	(789,163)	(29,985)	—	—	(819,148)	(924,562)
Installment of tax debts	(55,735)	(865)	(1,731)	(158,229)	(216,560)	(208,760)
Leases	(423,863)	(410,590)	(784,606)	(14,866,898)	(16,485,957)	(16,436,839)
Lease and concession in installments	(174,000)	(202,950)	(202,950)	(637,798)	(1,217,698)	(1,137,173)
Payables to related parties	(380,625)	—	—	—	(380,625)	(387,736)
Dividends payable	(562,382)	—	—	—	(562,382)	(892,006)
Derivative financial instruments	(1,718,255)	(1,261,499)	642,444	2,458,052	120,742	(84,126)
	(12,516,723)	(8,281,095)	(27,343,537)	(41,575,284)	(89,716,639)	(87,651,180)

d)            Capital management risk

The Company's policy is to maintain a solid capital base to foster the confidence of its parent companies, creditors, and the market, and to ensure the business's future growth. Management ensures that the return on capital, which the Company defines as the result of its operating activities divided by its total shareholders' equity, is sufficient for each of its businesses.

52

Explanatory Notes to the interim Financial Statement

(In thousands of Reais, except when otherwise indicated)

6.  OTHER TAX RECEIVABLES

	Parent Company		Consolidated
	06/30/2023	12/31/2022	06/30/2023	12/31/2022
COFINS	3,699	3,699	857,497	975,878
PIS	1	—	136,106	350,867
Tax credits	32,721	31,774	32,721	31,774
ICMS	—	—	870,353	845,450
ICMS - CIAP	—	—	145,295	118,809
Other	4,645	4,667	71,785	76,348
	41,066	40,140	2,113,757	2,399,126

Current	8,345	8,366	978,129	1,324,203
Non-current	32,721	31,774	1,135,628	1,074,923
	41,066	40,140	2,113,757	2,399,126

7.  INVENTORIES

	Consolidated
	06/30/2023	12/31/2022
Finished products	1,393,806	1,504,134
Parts and accessories	184,843	168,777
Construction Materials	131,811	152,789
Warehouse and other	55,143	43,359
	1,765,603	1,869,059

The balances are presented net of a provision of R$40,762 for obsolete inventories on June 30, 2023 (R$38,747 on December 31, 2022).

8.  ASSETS AND LIABILITIES HELD FOR SALE

The balances of assets held for sale are shown below

Properties held for sale
At January 1, 2023	40,383
Transfers (i)	1,938
Sale of agricultural properties held for sale	(40,383)
At June 30, 2023	1,938

(i)	Transfers from the Investment Properties group, as per Note 11.5.

53

Explanatory Notes to the interim Financial Statement

(In thousands of Reais, except when otherwise indicated)

9.  INVESTMENTS IN ASSOCIATES

9.1. INVESTMENTS IN SUBSIDIARIES AND ASSOCIATES

The Company's subsidiaries and associates are listed below:

	06/30/2023	12/31/2022
Directly owned subsidiaries
Moove
Cosan Lubes Investments Limited	70.00%	70.00%
Cosan Corporate
Cosan Corretora de Seguros Ltda	100.00%	100.00%
Cosan Luxembourg S.A. (i)	100.00%	100.00%
Cosan Nove Participações S.A.	73.09%	73.09%
Cosan Overseas Limited	100.00%	100.00%
Pasadena Empreendimentos e Participações S.A.	100.00%	100.00%
Cosan Limited Partners Brasil Consultoria Ltda.	97.50%	97.50%
Cosan Oito
Cosan Oito S.A.	100.00%	100.00%
Cosan Investments
Cosan Global Limited	100.00%	100.00%
Atlântico Participações Ltda.	100.00%	100.00%
Sinlog Tecnologia em Logística S.A. (ii)	-	57.48%
Radar Propriedades Agrícolas S.A.	41.45%	41.45%
Radar II Propriedades Agrícolas S.A.	50.00%	50.00%
Nova Agrícola Ponte Alta S.A.	41.45%	41.45%
Nova Amaralina S.A Propriedades Agrícolas	41.45%	41.45%
Nova Santa Bárbara Agrícola S.A.	41.45%	41.45%
Terras da Ponta Alta S.A.	41.45%	41.45%
Castanheira Propriedades Agrícolas S.A.	41.45%	41.45%
Manacá Propriedades Agrícolas S.A.	41.45%	41.45%
Paineira Propriedades Agrícolas S.A.	41.45%	41.45%
Violeta Fundo de Investimento Multimercado	100.00%	100.00%
Tellus Brasil Participações S.A.	19.57%	19.57%
Janus Brasil Participações S.A.	19.57%	19.57%
Duguetiapar Empreendimentos e Participações S.A.	19.57%	19.57%
Gamiovapar Empreendimentos e Participações S.A.	19.57%	19.57%
Gas and Power
Cosan Dez Participações S.A.	76.80%	76.80%
Logistics
Rumo S.A.	30.36%	30.35%

(i)	Despite presenting an unsecured liability amount of R$96,955 on June 30, 2023, as shown below, no other events or conditions were identified that, individually or collectively, may raise relevant doubts as to the ability to maintenance of its operational continuity. Subsidiaries have financial support from the Company.
(ii)	Sale of interest completed on May 2, 2023, for the amount of R$45,000.

54

Explanatory Notes to the interim Financial Statement

(In thousands of Reais, except when otherwise indicated)

The following are the investments in subsidiaries and affiliates as of June 30, 2023, which are relevant to the Company:

a)      Parent company

	Shares issued by the associate	Shares held by Cosan	Cosan ownership interest	Economic benefit (%)
Cosan Corporate
Cosan Corretora de Seguros Ltda	5,000	4,999	100.00%	100.00%
Cosan Nove Participações S.A. (i)	5,601,178,095	3,538,594,455	73.09%	66.16%
Cosan Luxembourg S.A.	500,000	500,000	100.00%	100.00%
Pasadena Empreendimentos e Participações S.A.	32,752,251	32,751,751	100.00%	100.00%
Cosan Limited Partners Brasil Consultoria Ltda	160,000	156,000	97.50%	97.50%
Cosan Oito
Cosan Oito S.A.	7,864,005,000	7,860,005,000	100.00%	100.00%
Gas and Power
Cosan Dez Participações S.A. (i)	4,667,494,858	3,861,531,029	76.80%	72.00%
Cosan Investiments
Cosan Global Limited	1	1	100.00%	100.00%
Radar II Propriedades Agrícolas S.A.	81,440,221	24,920,708	50.00%	50.00%
Radar Propriedades Agrícolas S.A.	1,266,986	387,698	41.45%	41.45%
Nova Agrícola Ponte Alta S.A.	160,693,378	49,172,183	41.45%	41.45%
Terras da Ponte Alta S.A.l	16,066,329	4,916,297	41.45%	41.45%
Nova Santa Bárbara Agrícola S.A.	32,336,994	9,895,122	41.45%	41.45%
Nova Amaralina S.A.	30,603,159	9,364,568	41.45%	41.45%
Paineira Propriedade Agrícolas S.A.	132,667,061	40,596,128	41.45%	41.45%
Manacá Propriedades Agrícolas S.A.	128,977,921	39,467,251	41.45%	41.45%
Castanheira Propriedades Agrícolas S.A.	83,850,838	25,658,291	41.45%	41.45%
TUP Porto São Luis S.A.	42,635,878	42,635,878	100.00%	100.00%
Tellus Brasil Participações S.A.	133,064,584	80,104,192	60.20%	19.57%
Janus Brasil Participações S.A.	286,370,051	173,464,883	60.57%	19.57%
Duguetiapar Empreendimentos e Participações S.A.	3,573,842	2,163,977	60.55%	19.57%
Gamiovapar Empreendimentos e Participações S.A.	12,912,970	7,819,194	60.55%	19.57%
Moove
Cosan Lubes Investments Limited	34,963,764	24,474,635	70.00%	70.00%
Logistics
Rumo S.A.	1,854,158,791	562,529,490	30.36%	30.36%

(i)	The participation related to economic benefit differs from the corporate participation exclusively on account of dividend distribution as per note 1.1.

55

Explanatory Notes to the interim Financial Statement

(In thousands of Reais, except when otherwise indicated)

	At January 1, 2023	Interest in earnings of subsidiaries	Change of equity interest in subsidiary	Other comprehensive income	Dividends	Capital increase	Gain with capital increase in subsidiary	Other	At June 30, 2023	Dividend receivable (ii)
Logistics
Rumo S.A.	4,613,248	73,007	(866)	2,605	—	—	—	—	4,687,994	—
Cosan Corporate
Cosan Corretora de Seguros Ltda	244	473	—	—	—	—	—	—	717	—
Cosan Nove Participações S.A.	7,153,764	823,072	—	(197,202)	(88,496)	121,621	(32,732)	—	7,780,027	—
Pasadena Empreendimentos e Participações S.A.	1,486	(16)	—	—	—	—	—	—	1,470	—
Cosan Limited Partners Brasil Consultoria Ltda	346	(36)	—	—	—	—	—	—	310	—
Other	73,565	(46,062)	—	(1,113)	—	—	—	(36)	26,354	—
Cosan Oito
Cosan Oito S.A.	8,258,622	(1,468,237)	—	—	(203,545)	4,000	—	—	6,590,840	124,161
Cosan Investments
Atlântico Participações Ltda	911,342	(4,260)	—	—	—	—	—	—	907,082	190
Cosan Global	128,868	(9,430)	—	—	—	—	—	—	119,438	—
Sinlog Tecnologia em Logística S.A. (i)	20,155	(2,661)	—	—	—	—	12,622	(30,116)	—	—
Radar II Propriedades Agrícolas S.A.	943,255	18,030	—	—	(14,474)	—	—	—	946,811	77,282
Radar Propriedades Agrícolas S.A.	222,967	(3,219)	—	—	(20,160)	—	—	—	199,588	10,902
Nova Agrícola Ponte Alta S.A.	390,615	3,967	—	—	(2,902)	—	—	—	391,680	24,809
Nova Santa Bárbara Agrícola S.A.	31,504	336	—	—	(207)	—	—	—	31,633	1,712
Nova Amaralina S.A. Propriedades Agrícolas	192,332	2,108	—	—	(1,865)	—	—	—	192,575	18,694
Terras da Ponte Alta S.A.	81,292	295	—	—	—	—	—	—	81,587	7,871
Paineira Propriedades Agrícolas S.A.	169,216	2,800	—	—	(4,352)	—	—	—	167,664	11,432
Manacá Propriedades Agrícolas S.A.	170,613	2,508	—	—	(3,731)	—	—	—	169,390	10,059
Castanheira Propriedades Agrícolas S.A.	251,370	3,364	—	—	(3,192)	—	—	—	251,542	40,375
Tellus Brasil Participações S.A.	634,068	13,009	—	—	(10,061)	—	—	73	637,089	10,826
Janus Brasil Participações S.A.	884,053	28,806	—	—	(18,301)	—	—	—	894,558	15,044
Duguetiapar Empreendimentos e Participações S.A.	18,740	1,543	—	—	—	—	—	(2)	20,281	—
Gamiovapar Empreendimentos e Participações S.A.	122,561	263	—	—	(4,306)	—	—	(71)	118,447	—
Moove
Cosan Lubes Investments Limited	1,644,170	(44,108)	—	(176,324)	(35,808)	—	—	—	1,387,930	—
Other	762	129	—	(59)	—	—	—	—	832	—
Gas and Power
Cosan Dez Participações S.A.	4,311,213	(757,237)	—	18,726	33,456	—	—	—	3,606,158	11,717
Total investments in associates	31,230,371	(1,361,556)	(866)	(353,367)	(377,944)	125,621	(20,110)	(30,152)	29,211,997	365,074

Cosan Corporate
Cosan Luxembourg S.A.	(146,473)	49,518	—	—	—	—	—	—	(96,955)	—
Total provision for uncovered liability of associates	(146,473)	49,518	—	—	—	—	—	—	(96,955)	—

Total	31,083,898	(1,312,038)	(866)	(353,367)	(377,944)	125,621	(20,110)	(30,152)	29,115,042	365,074

(i)	On March 10, 2023, Sinlog Tecnologia was transferred to Logística S.A. for assets held for sale, and consequently their definitive sale as detailed in the note 1.2.1.
(ii)	Dividends receivable by Cosan S.A from its subsidiaries.

56

Explanatory Notes to the interim Financial Statement

(In thousands of Reais, except when otherwise indicated)

b)     Consolidated

	Shares issued by the associate	Shares held by Cosan	Cosan ownership interest
Logistics
Rhall Terminais Ltda	28,580	8,574	30.00%
Termag - Terminal Marítimo de Guarujá S.A.	500,000	99,246	19.85%
TGG - Terminal de Granéis do Guarujá S.A.	79,747,000	7,914,609	9.92%
Terminal XXXIX S.A.	200,000	99,246	49.62%
Gas and Power
Gás de Alagoas S.A. – ALGÁS	810,896,963	238,728,878	29.44%
Companhia de Gás do Ceará – Cegás	39,400,000	11,599,428	29.44%
CEG Rio S.A.	1,995,022,625	746,251,086	37.41%
Companhia Paranaense de Gás - Compagás	33,600,000	8,232,000	24.50%
Companhia Potiguar de Gás – Potigas	4,245,000	3,523,350	83.00%
Companhia de Gás de Mato Grosso do Sul - Msgás	61,610,000	30,188,900	49.00%
Companhia de Gás de Santa Catarina - Scgás	10,749,497	4,407,293	41.00%
Sergipe Gás S.A. – SERGÁS	1,593,656	661,363	41.50%
Companhia Pernambucana de Gás - Copergás	163,485,912	67,846,653	41.50%

	At January 1, 2023	Interest in earnings of subsidiaries	Other comprehensive income	Dividends	Other	At June 30, 2023
Logistics
Rhall Terminais Ltda	5,654	703	—	(1,200)	—	5,157
Termag - Terminal Marítimo de Guarujá S.A.	8,464	703	—	—	—	9,167
TGG - Terminal de Granéis do Guarujá S.A.	17,468	3,702	—	(6,646)	—	14,524
Terminal XXXIX S.A.	53,136	(1,794)	—	(3,970)	—	47,372
Elevações Portuárias S.A.	296,746	18,952	—	—	—	315,698
Gas and Power
Companhia Paranaense de Gás - Compagás	424,837	29,133	—	(52,320)	351	402,001
Companhia Pernambucana de Gás - Copergás	415,301	(4,972)	—	(19,238)	—	391,091
Companhia de Gás de Santa Catarina - Scgás	627,829	16,056	—	(13,596)	—	630,289
Sergipe Gás S.A. - SERGÁS	69,430	704	—	(5,466)	—	64,668
Companhia de Gás do Ceará - Cegás	184,537	4,662	—	(12,509)	1,446	178,136
CEG Rio S.A.	274,480	38,769	—	(48,594)	—	264,655
Companhia de Gás de Mato Grosso do Sul - Msgás	291,543	13,874	—	(9,718)	—	295,699
Companhia Potiguar de Gás - Potigas	168,887	9,149	—	(13,118)	—	164,918
Gás de Alagoas S.A. - Algás	68,448	6,363	—	(8,492)	(623)	65,696
Cosan Corporate
Other	7,183	—	(651)	—	—	6,532
	2,913,943	136,004	(651)	(194,867)	1,174	2,855,603

57

Explanatory Notes to the interim Financial Statement

(In thousands of Reais, except when otherwise indicated)

9.2. NON-CONTROLLING INTERESTS IN SUBSIDIARIES

Below is summarized financial information for each subsidiary that has non-controlling interests that are material to the group. The amounts disclosed for each subsidiary are before intercompany eliminations.

	Shares issued by the subsidiary	Shares held by non-controlling shareholders	Non-controlling interest
Cosan Investments
Tellus Brasil Participações S.A.	133,064,584	52,960,392	80.43%
Janus Brasil Participações S.A.	286,370,051	112,905,168	80.43%
Duguetiapar Empreendimentos e Participações S.A.	3,573,842	1,409,865	80.43%
Gamiovapar Empreendimentos e Participações S.A.	12,912,970	5,093,776	80.43%
Radar Propriedades Agrícolas S.A.	1,266,986	633,493	58.55%
Nova Agrícola Ponte Alta S.A.	160,693,378	80,346,689	58.55%
Terras da Ponte Alta S.A.	16,066,329	8,033,165	58.55%
Nova Santa Bárbara Agrícola S.A.	32,336,994	16,168,497	58.55%
Nova Amaralina S.A.	30,603,159	15,301,580	58.55%
Paineira Propriedades Agrícolas S.A.	132,667,061	66,333,531	58.55%
Manacá Propriedades Agrícolas S.A.	128,977,921	64,488,961	58.55%
Castanheira Propriedades Agrícolas S.A.	83,850,838	41,925,419	58.55%
Radar II Propriedades Agrícolas S.A.	81,440,221	40,720,111	50.00%
Logistics
Rumo S.A.	1,854,158,791	1,291,629,301	69.66%
Moove
Cosan Lubes Investments Limited	34,963,764	10,489,129	30.00%
Cosan Corporate
Cosan Nove Participações S.A.	7,663,761,734	2,062,583,640	26.91%
Gas and Power
Cosan Dez Participações S.A.	3,473,458,687	805,963,829	23.20%

The following table summarizes information relating to each of the Company's subsidiaries that has material non-controlling interests, prior to any intra-group elimination.

58

Explanatory Notes to the interim Financial Statement

(In thousands of Reais, except when otherwise indicated)

	At January 1, 2023	Interest in earnings of subsidiaries	Capital increase	Gain (loss) with capital increase	Other comprehensive income	Dividends	Other	At June 30, 2023
Gas and Power
Comgás	27,151	(4,795)	—	—	—	(3,811)	229	18,774
Commit Gás S.A.	2,058,651	86,006	—	—	—	(245,000)	173	1,899,830
Compass Gás e Energia	782,583	(63,139)	—	—	3,640	—	(631)	722,453
Cosan Dez Participações S.A.	1,302,661	290,404	—	—	5,658	10,108	—	1,608,831
Logistics
Rumo S.A.	10,797,146	165,248	(12,250)	—	(1,794)	(1,810)	8,061	10,954,601
Moove
Cosan Lubes Investments Limited	702,001	(18,904)	—	—	(73,019)	(15,346)	—	594,732
Cosan Corporate
Cosan Limited Partners Brasil	9	(1)	—	—	—	—	—	8
Cosan Nove Participações S.A.	2,634,310	420,991	—	32,732	(72,618)	(110,566)	—	2,904,849
Cosan Investments
Sinlog Tecnologia em Logística S.A.	14,911	(1,968)	21,959	(12,622)	—	—	(22,280)	—
Janus Brasil Participações S.A.	3,773,279	117,700	—	—	—	(73,745)	—	3,817,234
Tellus Brasil Participações S.A.	2,584,058	52,285	—	—	—	(40,900)	299	2,595,742
Gamiovapar Empreendimentos e Participações S.A.	505,681	1,067	—	—	—	(17,506)	(291)	488,951
Duguetiapar Empreendimentos e Participações S.A.	70,857	6,274	—	—	—	—	(8)	77,123
Radar II Propriedades Agrícolas S.A.	878,879	18,030	—	—	—	(14,474)	—	882,435
Radar Propriedades Agrícolas S.A.	212,065	(3,219)	—	—	—	(20,160)	—	188,686
Nova Agrícola Ponte Alta S.A.	365,807	3,967	—	—	—	(2,902)	—	366,872
Nova Amaralina S.A. Propriedades Agrícolas	2,041	2,108	—	—	—	(1,865)	—	2,284
Nova Santa Bárbara Agrícola S.A.	201,389	336	—	—	—	(207)	—	201,518
Terras da Ponte Alta S.A.	73,421	295	—	—	—	—	—	73,716
Paineira Propriedades Agrícolas S.A.	157,784	2,800	—	—	—	(4,352)	—	156,232
Manacá Propriedades Agrícolas S.A.	160,553	2,508	—	—	—	(3,731)	—	159,330
Castanheira Propriedades Agrícolas S.A.	210,995	3,364	—	—	—	(3,192)	—	211,167
	27,516,232	1,081,357	9,709	20,110	(138,133)	(549,459)	(14,448)	27,925,368

59

Explanatory Notes to the interim Financial Statement

(In thousands of Reais, except when otherwise indicated)

10.  INVESTMENT IN JOINT VENTURE

Changes to the investments in joint venture were as follows:

Raízen S.A.
Shares issued by the joint venture	10,352,509,484
Shares held by Cosan	4,557,597,117

Cosan ownership interest	5.02%
Cosan's indirect shareholding	25.90%
Total (i)	30.92%

At January 1, 2023	11,221,356
Interest in earnings of joint ventures (ii)	1,393,417
Other comprehensive (losses) income	(304,390)
Dividends (iii)	(463,419)
At June 30, 2023	11,846,964

(i)

The Company’s total interest in Raízen S.A. comprises a 5.02% direct stake and a 39.15% indirect stake through Cosan Nove. The disclosed percentage of 25.90% refers to the economic benefit calculated by the result of Cosan S.A’s stake in its subsidiary Cosan Nove of 66.16% multiplied by the stake of 39.15%.

For the Company’s consolidated information, direct and indirect interests are added together and the impact related to the non-controlling interest in Cosan Nove is shown in the line of income attributed to non-controlling shareholders.

(ii)	Raízen measured and recognized on June 30, 2023, PIS and COFINS credits in the consolidated amount of R$3,765,456 related to Complementary Law 192/22 and R$1,465,726 related to Complementary Law 194/22, totaling R$ $5,231,182, which had an impact of R$1,617,481 on equity income for the period, net of income tax and social contribution.
(iii)	Amount proposed and allocated in the period. On March 27, 2023, there was payment of dividends constituted in the period, in the amount of R$405,926.

The joint venture’s statement of financial position and income statement are disclosed in Note 4 - Information by segment.

As of June 30, 2023, the Company was in compliance with the covenants of the agreement governing the joint venture.

60

Explanatory Notes to the interim Financial Statement

(In thousands of Reais, except when otherwise indicated)

11.  PROPERTY, PLANT AND EQUIPMENT, INTANGIBLE, ASSETS AND GOODWILL, CONTRACT ASSETS, RIGHT-OFF-USE AND INVESTMENT PROPERTIES
11.1. PROPERTY, PLANT AND EQUIPMENT

a)      Reconciliation of carrying amount:

	Consolidated							Parent Company
	Land, buildings and improvements	Machines, equipment and installations	Wagons and locomotivea (i)	Permanent easement	Construction in progress	Other assets	Total	Total
Cost
Balance as of January 1, 2023	2,135,403	1,942,798	7,994,336	10,416,500	4,315,087	720,953	27,525,077	82,094
Additions	3,607	13,671	—	808	1,740,793	10,237	1,769,116	597
Write-offs	(6,231)	(23,251)	(32,813)	(869)	(356)	(7,093)	(70,613)	—
Transfers (ii)	85,382	107,637	606,369	1,781,648	(2,546,437)	7,747	42,346	(28)
Exchange differences	(10,967)	(24,020)	—	—	(1,709)	(15,666)	(52,362)	—
Assets held for sale	—	—	—	—	(692)	—	(692)	—
At 06/30/2023	2,207,194	2,016,835	8,567,892	12,198,087	3,506,686	716,178	29,212,872	82,663

Depreciation
Balance as of January 1, 2023	(522,048)	(749,237)	(3,357,319)	(3,762,623)	(13,379)	(172,035)	(8,576,641)	(36,050)
Additions	(38,634)	(90,023)	(299,999)	(372,007)	—	(42,200)	(842,863)	(4,038)
Transfers (ii)	(49,649)	5,476	(6,530)	—	—	(45)	(50,748)	—
Write-offs	109	4,889	31,577	8	—	5,958	42,541	—
Exchange differences	2,544	5,267	—	—	—	5,546	13,357	—
Assets held for sale	—	937	—	—	—	119	1,056	—
At 06/30/2023	(607,678)	(822,691)	(3,632,271)	(4,134,622)	(13,379)	(202,657)	(9,413,298)	(40,088)
Balance as of January 1, 2023	1,613,355	1,193,561	4,637,017	6,653,877	4,301,708	548,918	18,948,436	46,044
At 06/30/2023	1,599,516	1,194,144	4,935,621	8,063,465	3,493,307	513,521	19,799,574	42,575

(i)	On June 30, 2023, wagons and locomotives in the amount of R$745,203 (R$745,203 on December 31, 2022), were pledged to guarantee bank loans.
(ii)	Transfers of property, plant and equipment resulting from capitalization and other reclassifications of those assets.

61

Explanatory Notes to the interim Financial Statement

(In thousands of Reais, except when otherwise indicated)

b)     Capitalization of borrowing costs

In the period ended June 30, 2023, capitalized borrowing costs in the subsidiary Rumo were R$25,168 (R$43,191 as of June 30, 2022), using an average rate of 12.49% (12.88% on 30 June 30, 2022), while in the subsidiary Compass capitalized costs were R$53,963 at a weighted average rate of 8.92% p.a. (R$13,422 and 2.15% p.a. in the period ended June 30, 2022).

11.2. INTANGIBLE ASSETS AND GOODWILL

	Consolidated							Parent Company
	Goodwill	Concession right	Licenses	Brands and patents	Customer relationships	Other	Total	Total
Cost
At January 1, 2023	1,460,072	22,899,744	639,998	163,923	2,688,079	559,658	28,411,474	16,906
Additions	4,731	—	—	—	61,409	32,825	98,965	2,074
Write-offs	—	(41,947)	—	—	(2)	(1,634)	(43,583)	—
Transfers (i)	—	885,175	43,538	(9,133)	(79,334)	(13,970)	826,276	28
Exchange differences	(30,196)	—	—	—	(1,819)	(16,145)	(48,160)	—
Assets held for sale	(45,426)	—	(5,489)	—	(89,067)	(1,455)	(141,437)	—
At June 30, 2023	1,389,181	23,742,972	678,047	154,790	2,579,266	559,279	29,103,535	19,008

Amortization
At January 1, 2023	—	(4,652,963)	(19,194)	(9,201)	(1,170,494)	(437,680)	(6,289,532)	(14,659)
Additions	—	(417,716)	(3,468)	—	(98,788)	(14,530)	(534,502)	(371)
Write-offs	—	19,025	—	—	2	5	19,032	—
Transfers (i)	—	—	(37,209)	—	75,265	19,873	57,929	—
Assets held for sale	—	—	—	—	1,213	3,241	4,454	—
Exchange differences	—	—	2,765	—	6,688	191	9,644	—
At June 30, 2023	—	(5,051,654)	(57,106)	(9,201)	(1,186,114)	(428,900)	(6,732,975)	(15,030)

At January 1, 2023	1,460,072	18,246,781	620,804	154,722	1,517,585	121,978	22,121,942	2,247
At June 30, 2023	1,389,181	18,691,318	620,941	145,589	1,393,152	130,379	22,370,560	3,978

(i)	The number of transfers also includes a portion of R$78,366 of intangible assets that were reclassified to financial assets.

62

 Explanatory Notes to the interim Financial Statement

(In thousands of Reais, except when otherwise indicated)

a)      Amortization methods and useful lives:

Intangible assets (except goodwill)	Annual amortization rate	06/30/2023	12/31/2022
Concession rights:
Compass (i)	From 3.54% to 4.58%	12,118,708	11,614,163
Rumo (ii)	1.59%	6,572,610	6,632,618
		18,691,318	18,246,781
Licenses and authorizations
Operating license for port terminal	3.70%	47,057	44,305
Moove	5.00%	137,290	139,905
Licenses and authorizations (iii)	Indefinity	436,594	436,594
		620,941	620,804
Trademarks
Comma		46,767	47,929
Petrochoice (iii)	Indefinity	96,384	104,354
Tirreno (iii)	Indefinity	2,438	2,439
		145,589	154,722
Customers relationship
Compass	20.00%	286,386	285,423
Moove (iii)	5% to 30%	1,106,766	1,227,588
Other		—	4,574
		1,393,152	1,517,585
Other
Software license	20.00%	70,380	65,108
Other	20.00%	59,999	56,870
		130,379	121,978

Total		20,981,379	20,661,870

(i)	Intangible asset of the public gas distribution service concession, which represents the right to charge users for the supply of gas, comprising: (i) the concession rights recognized in the business combination and (ii) the assets of the concession.
(ii)	Refers to Romo’s railway concession agreement. The amount will be amortized until the end of the concession in 2079.
(iii)	Authorization for: (i) installation of port terminal activities; operation of the port facility by the subsidiary TUP Porto São Luís, (ii) lubrication and contamination control solutions, (iii) production and sale of lubricating oils, additives, and fluids.
11.3. CONTRACT ASSET
	Compass	Moove	Total
At January 1, 2023	1,110,335	8,380	1,118,715
Additions	694,620	30,118	724,738
Write-offs	—	(16,393)	(16,393)
Transfers to intangible assets (i)	(954,169)	—	(954,169)
At June 30, 2023	850,786	22,105	872,891

(i)         The number of transfers also includes a portion of the intangible asset that was reclassified to a financial asset.

During the period ended June 30, 2023, through its subsidiaries, R$58,674 were added to internally generated intangible assets (R$44,899 in the period ended June 30, 2022), through the capitalization of labor.

63

Explanatory Notes to the interim Financial Statement

(In thousands of Reais, except when otherwise indicated)

a)        Capitalization of borrowing costs

During the period ended June 30, 2023, the indirect subsidiary Comgás capitalized R$39,113 at an average quarterly rate equivalent to 12.69% (accumulated annual average of 12.92%), (R$30,082 at rates 11.49% and 13.05% respectively, for the period ended June 30, 2022.

During the period ended June 30, 2023, the indirect subsidiary Sulgás capitalized R$285 at a weighted average rate equivalent to 5.64%. p.a (there was no capitalization on June 30, 2022).

11.4  RIGHT-OF-USE ASSETS

	Consolidated							Parent company
	Land, buildings and improvements	Machine, equipment, and installations	Wagons and locomotives	Software	Vehicles	Railway and port infrastructure	Total	Total
Cost
At January 1, 2023	453,718	268,470	943,096	85,949	34,743	7,961,141	9,747,117	37,901
Additions	33,965	7,320	—	—	1,323	—	42,608	—
Contractual readjustments	3,058	3,426	332	—	—	50,590	57,406	3,179
Write-offs	(9,778)	(1,130)	—	—	—	—	(10,908)	—
Exchange differences	(11,395)	(4,118)	—	—	(232)	—	(15,745)	—
At June 30, 2023	469,568	273,968	943,428	85,949	35,834	8,011,731	9,820,478	41,080

Amortization	—	—	—	—	—	—	—	—
	(125,497)	(108,651)	(434,208)	(20,974)	(21,723)	(1,023,195)	(1,734,248)	(14,869)
Additions	(36,086)	(20,771)	(17,160)	(2,190)	(4,819)	(156,487)	(237,513)	(2,633)
Write-offs	3,064	—	—	—	—	—	3,064	—
Exchange differences	2,914	2,584	—	—	154	—	5,652	—
At June 30, 2023	(155,605)	(126,838)	(451,368)	(23,164)	(26,388)	(1,179,682)	(1,963,045)	(17,502)

At January 1, 2023	328,221	159,819	508,888	64,975	13,020	6,937,946	8,012,869	23,032
At June 30, 2023	313,963	147,130	492,060	62,785	9,446	6,832,049	7,857,433	23,578

64

Explanatory Notes to the interim Financial Statement

(In thousands of Reais, except when otherwise indicated)

11.5. INVESTMENT PROPERTIES

Investment properties
At January 1, 2023	14,103,060
Change in the fair value of investment properties	82,996
Additions	25,860
Transfers (i)	(1,938)
At June 30, 2023	14,209,978

(i)      Transfers to the group of properties held for sale as per Note 8.

12. COMMITMENTS

Considering the current gas supply contracts, Compass Gás e Energia S.A. and its subsidiaries has a financial commitment that totaled an estimated present value of R$13,374,347, the amount of which includes the minimum volume established in the contract, both in commodities and in transportation, with a term until December 2032.

The sub-concession agreements for which Rumo, through its subsidiaries, generally include commitments to execute investments with certain characteristics during the term of the agreement. We can highlight:

(i)     Capacity increase in Rumo Malha Paulista and reduction of urban conflicts, estimated by the agency at R$6,100,000.

(ii)     Investments in Rumo Malha Central at R$645,573.

13.  CONCESSIONS PAYABLE

The movement in leases for the period ended June 30, 2023 was as follows:

	06/30/2023	12/31/2023
Court discussion:
Rumo Malha Oeste S.A.	2,081,334	1,957,149
	2,081,334	1,957,149

Railroad concession:
Rumo Malha Paulista S.A.	1,217,698	1,138,076
	1,217,698	1,138,076

Concessions and grants:
Rumo Malha Sul S.A.	78,159	81,112
Rumo Malha Paulista S.A.	172,463	156,497
Rumo Malha Central S.A.	21,344	18,576
	271,966	256,185

Total	3,570,998	3,351,410

Current	275,992	256,759
Non-current	3,295,006	3,094,651
	3,570,998	3,351,410

65

Explanatory Notes to the interim Financial Statement

(In thousands of Reais, except when otherwise indicated)

Leases and grants under IFRS16

	06/30/2023	12/31/2023
Leases:
Rumo Malha Sul S.A.	502,320	542,996
Rumo Malha Paulista S.A.	510,866	539,900
Rumo Malha Oeste S.A.	156,132	185,324
Portofer Transporte Ferroviário Ltda.	8,943	11,658
	1,178,261	1,279,878

Grants:
Rumo Malha Paulista S.A. (renewal)	802,504	732,727
Rumo Malha Central S.A.	831,183	792,374
	1,633,687	1,525,101

Total	2,811,948	2,804,979

Current	352,399	350,719
Non-current	2,459,549	2,454,260
	2,811,948	2,804,979

14.  OTHER TAX PAYABLES

	Parent Company		Consolidated
	06/30/2023	12/31/2022	06/30/2023	12/31/2022
Tax debts installments	206,601	202,140	213,026	208,760
ICMS	—	43	204,369	271,688
COFINS	42,769	48,982	113,567	246,501
PIS	940	2,579	14,187	43,524
Social Security charges	43,880	29,416	58,590	42,186
IRRF	—	—	8,319	14,553
Other	1,003	6,676	105,709	86,517
	295,193	289,836	717,767	913,729

Current	141,741	141,216	551,263	760,041
Non-current	153,452	148,620	166,504	153,688
	295,193	289,836	717,767	913,729

66

Explanatory Notes to the interim Financial Statement

(In thousands of Reais, except when otherwise indicated)

15.  INCOME TAXES

a)    Reconciliation of income and social contribution tax expenses

	Parent Company				Consolidated
	2T23	6M23	2T22	6M22	2T23	6M23	2T22	6M22
Income before income tax and social contribution	(1,234,131)	(2,381,219)	(580,754)	(120,383)	(913,223)	(527,771)	(63,684)	561,261
Income tax and social contribution at nominal rate (34%)	419,604	809,614	197,456	40,930	310,496	179,442	21,653	(190,829)
Adjustments for calculating the effective rate
Interest in earnings of investees (nontaxable income)	(238,375)	(392,286)	287,189	539,528	122,959	488,812	76,191	111,872
Profit or loss of companies abroad	(11,651)	(11,651)	(6,012)	(6,012)	(12,063)	(28,414)	(12,323)	9,125
Operating profit	—	—	—	—	60,937	101,746	67,832	94,960
Interest on shareholders’ equity	—	—	(2,840)	(50,569)	(1,370)	(1,320)	415	(41,913)
Non-deductible expenses (donations, gifts, etc.)	—	—	—	—	(1,190)	(4,983)	(2,399)	(3,684)
Unrecognized tax losses and temporary differences	—	—	—	—	(68,356)	(115,328)	(110,689)	(218,123)
ICMS benefit - extemporaneous tax credits	—	—	—	—	597	6,122	48,283	175,812
ICMS benefit - current period	—	—	—	—	—	68,409	56,750	103,069
Dividend income (i)	—	—	—	—	—	136,936	—	—
Provision for non-realization of the benefit of the federative pact (ii)	—	—	—	—	15,940	(1,171,810)	—	—
Provision for non-realization of the benefit of the federative pact – interest and penalty(ii)	—	—	—	—	(41,155)	(142,290)	—	—
Selic on indebtedness	2,482	9,501	2,449	4,781	11,503	53,866	—	—
Benefit Membership Program Zero Litigation (iii)	19,710	19,710	—	—	23,276	23,276	—	—
Other	(340)	(500)	(22,782)	(23,379)	44,908	67,833	(30,161)	26,153
Income tax and social contribution (current and deferred)	191,430	434,388	455,460	505,279	466,482	(337,703)	115,552	66,442

Effective rate - %	(15.51%)	(18.24%)	(78.43%)	(419.73%)	(51.08%)	63.99%	(181.45%)	11.84%

(i)	Refers to dividends received from Vale S.A.
(ii)	As of the 1st quarter of 2021, the Company, through its subsidiaries Comgás and Moove, began to calculate and use current and extemporaneous credits arising from the non-taxation of the benefit of reducing the ICMS calculation base. The subsidiary Comgás takes advantage of the reduction of the ICMS calculation base in the State of São Paulo, whose effective rate is reduced from 18% to the interval between 12 and 15.6% pursuant to art. 8 of Annex II of the ICMS Regulation, approved by State Decree No. 45,490 (“RICMS/SP”), as amended by State Decrees No. 62,399/2016 and 67,383/2022. The subsidiary Moove, on the other hand, makes use of ICMS deferrals provided for by art. 44, Book IV of the RICMS/RJ1 and by art. 1 of Decree 44,637/2014, in the domestic acquisition and import of base oil, an input for the production of lubricating oil.

67

Explanatory Notes to the interim Financial Statement

(In thousands of Reais, except when otherwise indicated)

These credits were used by the subsidiary based on its best understanding of the subject, substantiated by the opinion of its external legal advisors, which took into account all applicable case law, including the understanding signed in November 2017 by the 1st Section of the STJ regarding the application of the thesis of the federative pact, which began to be applied in repeated judgments of the 1st Panel of the STJ. On March 8, 2022, there was a decision on the subject in the 1st Panel of the STJ, favorable to the taxpayer, involving tax benefit of ICMS deferral, obtained by contract. On April 5, 2022, the 2nd Panel of the STJ ruled against the taxpayer, in a case involving a reduction in the ICMS tax base. After said divergence, the matter was set for judgment by the 1st Section of the STJ on April 26, 2023. Although a preliminary decision was issued by the STF determining the suspension of the effectiveness of the STJ judgment of April 26, the session took place and the ministers unanimously decided against the taxpayers and the thesis defended by the subsidiary. On May 4, 2023, the preliminary injunction was reconsidered by the Minister of the STF who granted it, after the decision of the STJ passed to be effective from April 26, 2023. Despite (i) the history of divergence between the 1st and 2nd Panels of the STJ, (ii) the fact that the STJ judgment has not yet been published, (iii) the possibility of opposing motions for clarification of the judgment, including to safeguard past taxable events, and also (iv) the possibility of discussing the topic before the STF, the subsidiary's administrators, with the data and facts existing at the time, observing the technical interpretation that governs the treatment of uncertainties regarding taxes on profit (ICPC22 and IFRIC 23), decided for the constitution of provision on March 31, 2023 due to the unfavorable decision with confirmation of present obligation at the end of the accounting period. The provision was constituted in the total restated amount of R$1,590,310 (R$1,171,810 of principal recorded under current income tax and R$480,500 of interest and fine recorded under financial result), in addition to R$114,891 of income tax and deferred social contribution, which includes the assessments received for the years 2015, 2016, 2017 and 2018, and the other credits used in the following years until March 31, 2023, plus the respective legal charges.

(iii)	Adherence to the Tax Litigation Reduction Program ("Zero Litigation"), (Joint Ordinance PGFN/RFB No. 01/2023), as defined in art. 11 § 12 of Law 13,988/2020, which establishes the requirements and conditions for transactions resolving litigation with the Public Treasury.

The balance of income tax and social contribution in current liabilities, in the amount of R$1,808,064 (R$204,387 as of December 31, 2022), refers mainly to the liability related to the federative pact benefit in the amount of R$1,590,310.

b)     Deferred income tax assets and liabilities

Below are presented the tax effects of temporary differences that give rise to significant parts of the company's deferred tax assets and liabilities:

68

Explanatory Notes to the interim Financial Statement

(In thousands of Reais, except when otherwise indicated)

	Parent Company		Consolidated
	06/30/2023	12/31/2022	06/30/2023	12/31/2022
Deferred tax assets from:
Income taxes losses	1,073,581	697,179	2,817,642	2,244,654
Negative base of social contribution	387,024	251,519	972,825	809,556
Temporary differences
Foreign exchange variation – Loans and financing	1,058,123	1,299,577	1,112,457	1,701,529
Provision for lawsuits	66,014	78,190	196,728	204,303
Impairment provision (Rumo Malha Oeste)	—	—	31,037	34,469
Post-employment benefit obligation	—	—	155,678	152,373
Provisions for uncertain tax credits and tax losses	—	—	31,785	31,880
Provision for non-occurrence of taxes	6,985	6,985	69,740	70,815
Share-based payment transactions	41,641	26,846	116,732	82,480
Leases	2,506	2,493	157,190	167,962
Unrealized loss with derivatives	—	—	402,970	674,554
Provisions for profit sharing	16,301	18,322	80,303	124,833
Business combination – intangible assets	—	—	—	119,060
Business combination – property, plant and equipment	—	—	30,637	36,535
Securities	—	—	640,599	—
Selic on indebtedness	48,160	77,645	48,160	100,264
Other provisions	150,696	196,671	744,722	581,059
Deferred on pre-operating income	—	—	48,504	—
Regulatory asset (liability)	—	—	6,142	—
Other (i)	391	1,607	242,493	507,151
Total	2,851,422	2,657,034	7,906,344	7,643,477

Deferred tax liabilities from:
Temporary differences
Exchange rate variation – Loans and financing	—	—	(202,835)	—
Useful life review	—	—	(428,987)	(401,926)
Business combination – property, plant and equipment	—	—	(75,995)	(76,263)
Tax goodwill	—	—	(362,325)	(359,100)
Unrealized income with derivatives	(55,879)	(249,206)	(379,867)	(226,243)
Fair value adjustment on debt	—	—	(393,334)	(548,726)
Marketable securities	—	—	—	(1,150,916)
Investment properties	—	—	(401,685)	(391,382)
Capitalized interest	—	—	(142,926)	(108,616)
Effects on the formation of joint ventures	(105,113)	(106,254)	(105,113)	(106,254)
Business Combination - Intangible	—	—	(4,567,096)	(4,486,211)
Post-employment obligations	—	—	(4,594)	(4,594)
Lease	—	495	(12,152)	(11,797)
Provisions	—	815	(14,270)	(79,092)
Other (ii)	(441,972)	(445,264)	(513,566)	(687,601)
Total	(602,964)	(799,414)	(7,604,745)	(8,638,721)
Total deferred taxes recorded	2,248,458	1,857,620	301,599	(995,244)
Deferred tax assets	2,248,458	1,857,620	5,590,020	4,474,124
Deferred tax liabilities	—	—	(5,288,421)	(5,469,368)
Total deferred, net	2,248,458	1,857,620	301,599	(995,244)

(i)	Refers mainly to deferred expenses at Malha Central R$137,503 and Malha Norte R$49,950.
(ii)	Refers mainly to the tax loss recognized in the capital contribution in a controlled company.

69

Explanatory Notes to the interim Financial Statement

(In thousands of Reais, except when otherwise indicated)

Deferred income tax and social contribution inactivated

As of June 30, 2023, the balance of inactivated income tax and social contribution is R$2,584,790 and refers mainly to tax losses and temporary differences of the subsidiary Rumo S.A, of the indirect subsidiaries Rumo Malha Sul and Rumo Malha Oeste, which under current conditions do not meet the requirements for the accounting of said deferred income tax and social contribution asset due to the lack of predictability of future generation of tax profits.

c)           Changes in deferred tax assets and liabilities:

Assets

	Parent Company
	Tax loss and negative base	Employee benefits	Provisions	Leases	Other	Total
At January 1, 2023	948,698	45,168	281,846	2,493	1,378,829	2,657,034
Credited / charged from income for the period	511,907	12,774	(58,151)	13	(30,700)	435,843
Foreign exchange differences	—	—	—	—	(241,455)	(241,455)
At June 30, 2023	1,460,605	57,942	223,695	2,506	1,106,674	2,851,422

Liabilities

	Parent Company
	Effects on the formation of joint venture	Unrealized income with derivatives	Other	Total
At January 1, 2023	(106,254)	(249,206)	(443,954)	(799,414)
Credited / charged from income for the period	1,141	193,327	14,970	209,438
Recognized in shareholders' equity	—	—	(12,988)	(12,988)
At June 30, 2023	(105,113)	(55,879)	(441,972)	(602,964)

Total deferred taxes recognized				2,248,458

70

Explanatory Notes to the interim Financial Statement

(In thousands of Reais, except when otherwise indicated)

Assets:

	Consolidated
	Tax loss and negative basis	Post-employment obligations	Employee benefits	Provisions	Leases	Unrealized gains on derivatives	Intangible assets	Other	Total
At January 1, 2023	3,054,210	152,373	207,313	922,526	167,962	674,554	119,060	2,345,479	7,643,477
Credited / charged from income For the period	736,257	3,305	(10,278)	151,486	(10,772)	(271,584)	(119,060)	372,585	851,939
Foreign exchange differences	—	—	—	—	—	—	—	(589,072)	(589,072)
At June 30, 2023	3,790,467	155,678	197,035	1,074,012	157,190	402,970	—	2,128,992	7,906,344

Liabilities:

	Consolidated
	Effects on the formation of joint ventures	Post-employment obligations	Intangible assets	Unrealized gains on derivatives	Property, plant and equipment	Fair value adjustment	Leases	Provisions	Other	Total
At January 1, 2023	(106,254)	(4,594)	(4,486,211)	(226,243)	(401,926)	(548,726)	(11,797)	(79,092)	(2,773,878)	(8,638,721)
Credited / charged from income for the period	1,141	—	(80,885)	(139,602)	(27,061)	155,392	(355)	64,822	1,098,800	1,072,252
Recognized in shareholders' equity	—	—	—	(14,022)	—	—	—	—	(24,254)	(38,276)
At June 30, 2023	(105,113)	(4,594)	(4,567,096)	(379,867)	(428,987)	(393,334)	(12,152)	(14,270)	(1,699,332)	(7,604,745)

Total deferred taxes recorded										301,599

71

 Explanatory Notes to the interim Financial Statement

(In thousands of Reais, except when otherwise indicated)

16.  PROVISION FOR LAWSUITS AND JUDICIAL DEPOSITS

As of June 30, 2023 and December 31, 2022, the Company had contingent liabilities and judicial deposits pertaining to:

	Provision for lawsuits
	Parent Company		Consolidated
	06/30/2023	12/31/2022	06/30/2023	12/31/2022
Tax	196,577	227,481	729,290	747,647
Civil, environmental and regulatory	55,412	53,835	584,545	662,052
Labor	61,557	68,041	402,219	391,487
	313,546	349,357	1,716,054	1,801,186

	Judicial deposit
	Parent Company		Consolidated
	06/30/2023	12/31/2022	06/30/2023	12/31/2022
Tax	332,579	327,354	604,696	585,988
Civil, environmental and regulatory	15,751	15,644	112,037	92,411
Labor	15,522	17,565	131,408	136,045
	363,852	360,563	848,141	814,444

Changes in provisions for lawsuits:

	Parent Company
	Tax	Civil, environmental, and regulatory	Labor	Total
At January 1, 2023	227,481	53,835	68,041	349,357
Provisioned in the year	783	14,225	906	15,914
Write-offs by reversal / payment	(35,861)	(14,419)	(7,748)	(58,028)
Interest (i)	4,174	1,771	358	6,303
At June 30, 2023	196,577	55,412	61,557	313,546

	Consolidated
	Tax	Civil, environmental, and regulatory	Labor	Total
At January 1, 2023	747,647	662,052	391,487	1,801,186
Provisioned in the year	12,573	52,322	61,043	125,938
Write-offs by reversal / payment	(43,038)	(91,933)	(78,667)	(213,638)
Transfer	—	3,793	607	4,400
Interest (i)	12,108	(41,689)	27,749	(1,832)
At June 30, 2023	729,290	584,545	402,219	1,716,054

72

Explanatory Notes to the interim Financial Statement

(In thousands of Reais, except when otherwise indicated)

(i)    Includes write-off of interest due to reversal.

The Company has debts secured by assets or by means of cash deposits, bank guarantees or guarantee insurance.

The Company has probable indemnity lawsuits in addition to those mentioned, and as they represent contingent assets, they were not reported.

a)      Probable losses

Tax: The main tax proceedings for which the risk of loss is probable are described below:

	Parent Company		Consolidated
	06/30/2023	12/31/2022	06/30/2023	12/31/2022
Compensation with FINSOCIAL	—	—	319,578	312,721
INSS	74,860	72,389	109,343	98,657
ICMS credit	64,552	63,093	133,190	125,723
PIS and COFINS	28,711	27,954	29,027	30,446
IPI	24,390	54,430	30,963	60,852
IRPJ and CSLL	1,097	1,065	11,880	11,676
Other	2,967	8,550	95,309	107,572
	196,577	227,481	729,290	747,647

  Labor claims: The Company and its subsidiaries are parties to labor claims filed by former employees and outsourced service providers claiming among other things, compensation and indemnities. Additionally, the Company has public civil actions filed by the Labor Prosecutor's Office regarding alleged non-compliance with labor standards, working conditions and working environment. For claims deemed to have merit, the Company has signed Conduct Adjustment Agreements with the Brazilian authorities.
  Civil, environmental and regulatory lawsuits: The Company and its subsidiaries are involved in a number of Indemnity Lawsuits, Public Civil Actions, and Administrative Proceedings where, in the opinion of its legal counsel, the risk of loss is probable.

 b)     Possible losses

The main lawsuits for which we anticipate a risk of loss as possible are outlined below:

	Parent Company		Consolidated
	06/30/2023	12/31/2022	06/30/2023	12/31/2022
Tax	5,022,053	5,034,867	16,090,029	16,079,589
Civil, environmental and regulatory	1,067,433	1,015,125	6,831,443	6,597,105
Labor	20,229	23,972	794,188	782,080
	6,109,715	6,073,964	23,715,660	23,458,774

73

Explanatory Notes to the interim Financial Statement

(In thousands of Reais, except when otherwise indicated)

Tax:

	Parent Company		Consolidated
	06/30/2023	12/31/2022	06/30/2023	12/31/2022
Isolated fine - Federal tax	—	—	833,326	762,613
IRPJ/CSLL (i) (ii)	1,364,130	1,296,481	6,498,365	6,297,550
ICMS -Tax on circulation of goods	1,231,299	1,264,685	3,021,753	2,987,853
IRRF	1,402	1,389	1,419,397	1,366,268
PIS and COFINS	1,261,604	1,322,277	2,216,414	2,556,050
MP 470 installment of debts	247,615	246,000	393,230	388,166
Stock Grant Plan	—	—	70,854	68,846
IOF on loans	—	—	156,690	149,323
Reward Credit Compensation	141,074	138,753	141,074	138,753
IPI - Tax on industrialized products	229,984	227,184	366,400	374,274
INSS	77,662	90,049	136,336	161,037
Other	467,283	448,049	836,190	828,856
	5,022,053	5,034,867	16,090,029	16,079,589

(i)	Assessment notice drawn up by the Federal Revenue of Brazil against Cosan Lubrificantes e Especialidades S.A. in the amount of R$104,926 referring to the collection of IRPJ and CSL, due to the disallowance of goodwill expenses amortized in 2017 and 2018. An objection was filed demonstrating the legality of the operation, considering the legal, commercial and economic factors that demonstrate the objective commercial and economic substance of the operation, which was carried out between independent parties and with effective payment of the price.
(ii)	End of the administrative discussion and start of the judicial discussion regarding the official assessment of IRPJ and CSLL resulting from the disallowance of goodwill expenses amortized in 2009 to 2011. Addition of R$109,429 due to the registration of the debt in overdue debt.

With the exception of the effect indicated in note 15.a, item (ii), we did not identify other effects of IFRIC 23 / ICPC 22 - Uncertainty about Treatment of Taxes on Income that could significantly affect the accounting policies of the Company and its subsidiaries and these statements intermediary finance.

Civil, environmental and regulatory:

	Parent Company		Consolidated
	06/30/2023	12/31/2022	06/30/2023	12/31/2022
Civil	1,010,441	972,966	3,374,055	3,336,284
Environmental	56,417	42,159	1,883,660	1,764,671
Regulatory	575	—	1,573,728	1,496,150
	1,067,433	1,015,125	6,831,443	6,597,105

74

Explanatory Notes to the interim Financial Statement

(In thousands of Reais, except when otherwise indicated)

17.  SHAREHOLDERS’ EQUITY

a)      Share capital

On June 30, 2023, the subscribed capital is R$8,682,544 (R$8,402,544 on December 31, 2022), fully paid-up, and represented by 1,874,070,932 registered, book-entry, non-par value common shares. The limit for authorized share capital permitted by the bylaws is R$9,000,000.

On April 27, 2023, the Extraordinary General Meeting approved the increase in the Company's capital stock, in the amount of R$280,000, distribution of dividends of R$628,979, allocation of the legal reserve of R$58,802 and statutory reserve in the amount of R$488,252.

As of June 30, 2023, the Company's share capital comprises the following:

	Ordinary actions
Shareholding structure	Amount	%
Controlling shareholders	672,312,942	35.87%
Administrators	26,181,418	1.40%
Free float	1,168,135,839	62.33%
Outstanding shares	1,866,630,199	99.60%
Treasury stock	7,440,733	0.40%
Total	1,874,070,932	100.00%

b)     Treasury shares

On May 9, 2022, the Company's Board of Directors approved a new Share Buyback Program with a term of up to November 9, 2023, covering up to 110,000,000 common shares, or 9.39% of the total marketable shares. In accordance with applicable law, repurchased shares may be used to satisfy obligations arising from potential exercise of share-based compensation plans, holding in treasury, sale, or cancellation.

On June 30, 2023, the Company held 7,440,733 shares with a market price of R$17.86 (7,432,832 shares on December 31, 2022). This increase refers to the return of shares that were allocated to members of share-based compensation plans.

c)      Dividends

  Receivable

Parent Company	Investments in associates	Investments in joint venture	Total
At January 1, 2023	609,456	—	609,456
Complementary Dividends	377,944	52,632	430,576
Other movements	(3,568)	—	(3,568)
Dividends received	(618,758)	(46,103)	(664,861)
At June 30, 2023(i)	365,074	6,529	371,603

(i)	See balance breakdown in note 9.1.a.
Consolidated	Investments in associates	Investments in joint venture	Total
At January 1, 2023	161,147	—	161,147
Complementary Dividends	194,867	463,419	658,286
Other movements	(57,486)	—	(57,486)
Dividends received	(96,301)	(405,926)	(502,227)
At June 30, 2023	202,227	57,493	259,720

75

Explanatory Notes to the interim Financial Statement

(In thousands of Reais, except when otherwise indicated)

ii.    Payable

	Parent Company	Consolidated
At January 1, 2023	279,979	892,006
Complementary Dividends	520,691	1,219,297
Dividends paid	(798,203)	(1,548,921)
At June 30, 2023	2,467	562,382

d)     Other comprehensive income

	12/31/2022	Comprehensive income (loss)	06/30/2023
Loss on cash flow hedge	(1,361,895)	2,360	(1,359,535)
Foreign currency translation differences	2,010,914	(569,697)	1,441,217
Actuarial gains (losses) of defined benefit plan	(219,663)	41,935	(177,728)
Deferred tax on actuarial losses of defined benefit plan	74,685	(14,258)	60,427
Loss on measurement of derivative financial instrument	(45,631)	—	(45,631)
Change in the fair value of a financial asset	77,152	—	77,152
Deferred income tax on financial asset	(26,232)	—	(26,232)
Total	509,330	(539,660)	(30,330)
Attributable to:
Owners of the Company	567,546	(401,527)	166,019
Non-controlling interests	(58,216)	(138,133)	(196,349)

	12/31/2021	Comprehensive income (loss)	06/30/2022
Loss on cash flow hedge	(1,362,618)	(3,740)	(1,366,358)
Foreign currency translation differences	1,093,366	486,180	1,579,546
Actuarial gains (losses) of defined benefit plan	(299,993)	25,939	(274,054)
Deferred tax on actuarial losses of defined benefit plan	101,997	(8,819)	93,178
Loss on measurement of derivative financial instrument	(45,631)	—	(45,631)
Change in the fair value of a financial asset	43,220	23,252	66,472
Deferred income tax on financial asset	(14,695)	(7,906)	(22,601)
Total	(484,354)	514,906	30,552
Attributable to:
Owners of the Company	(521,609)	557,098	35,489
Non-controlling interests	37,255	(42,192)	(4,937)

76

Explanatory Notes to the interim Financial Statement

(In thousands of Reais, except when otherwise indicated)

18.  EARNINGS PER SHARE

Basic earnings per share is calculated by dividing net income by the weighted average number of common shares outstanding during the period. Earnings per share after potentially dilutive instruments is computed by adjusting earnings and the number of shares for the impact of potentially dilutive instruments.

The following table presents the calculation of earnings per share (in thousands of reais, except for amounts per share):

	2Q23	6M23	2Q22	6M22
(Loss) income attributable to holders of common shares of Company used in calculating basic earnings per share	(1,042,701)	(1,946,831)	(125,294)	384,896
Diluting effect of the share-based plan of subsidiaries	(133)	(192)	29	29
Dilutive effect - Brado Logística	—	—	(873)	(873)
(Loss) income attributable to holders of common shares of Company used in the calculation of diluted earnings per share	(1,042,834)	(1,947,023)	(126,138)	384,052

Weighted average number of common shares outstanding - (in thousands of shares)
Basic	1,866,630	1,866,632	1,868,618	1,868,689
Dilutive effect of the share-based plan	—	—	6,464	6,406
Share repurchases	(10,131)	(10,131)	—	—

Diluted	1,856,499	1,856,501	1,875,082	1,875,095

Earnings per share
Basic	(0.5586)	(1.0430)	(0.0671)	0.2060
Diluted	(0.5617)	(1.0488)	(0.0673)	0.2048

   Diluting instruments

The Company and its subsidiaries have two categories of possible dilutive effects: stock grants and put options. For stock grants, a calculation is performed to determine the impact of dilution on the profit attributable to the Parent Company's shareholders as a result of the exercise of stock grants in subsidiaries. It is assumed that the put option was converted into common stock, and the profit attributable to the Parent Company's shareholders is adjusted accordingly.

In the period ended June 30, 2023, 10,131,088 shares related to the Company's share repurchase plan were considered in the analysis of diluted earnings per share as they increase loss per share.

  Anti-dilution instruments

In the period ended June 30, 2023, 6,354,535 shares related to the Company's stock option plan were not considered in the diluted earnings per share analysis as they would have an anti-dilutive effect.

77

Explanatory Notes to the interim Financial Statement

(In thousands of Reais, except when otherwise indicated)

 19.  NET SALES

The following is an analysis of the Company’s and its subsidiaries net sales for the period:

	Consolidated
	2Q23	6M23	2Q22	6M22
Gross revenue from the sale of products and services	11,508,101	22,682,673	11,236,562	20,571,009
Construction revenue	391,712	694,620	262,291	468,060
Indirect taxes and other deductions	(1,889,357)	(3,735,510)	(1,927,766)	(3,563,096)
Net sales	10,010,456	19,641,783	9,571,087	17,475,973

In the following table, revenue is disaggregated by products and service lines and timing of revenue recognition:

	Consolidated
	2Q23	6M23	2Q22	6M22
At a point in time
Natural gas distribution	4,077,261	8,126,823	4,485,941	8,152,668
Electricity trading	—	—	58,734	115,026
Lubricants and base oil	2,418,231	4,888,139	2,072,981	3,694,885
Other	279,811	600,642	172,056	299,790
	6,775,303	13,615,604	6,789,712	12,262,369
Over time
Railroad transportation services	2,639,483	4,913,781	2,359,540	4,471,023
Container operations	123,629	233,159	105,090	199,969
Construction revenue	391,712	694,620	262,291	468,060
Services rendered	98,887	216,152	67,058	102,848
	3,253,711	6,057,712	2,793,979	5,241,900

Eliminations	(18,558)	(31,533)	(12,604)	(28,296)

Total net sales	10,010,456	19,641,783	9,571,087	17,475,973

Seasonality of operations

The Company's segments “Gas and Power” and “Logistics” segments are subject to fluctuations due to the seasonality of operations, as shown below:

Gas and Power

Activities in the natural gas commercialization and distribution segment are subject to seasonality. While the months from December to March are marked by a drop in gas consumption, between the months of April and November there is a significant increase in consumption, due to the winter season and the acceleration of industrial production.

Logistics

Rumo's activities are subject to the natural seasonality of agricultural commodities. Most of the soybean crop exports take place between January and August, while the transportation of the corn crop (mainly for export) is concentrated between May and December. These fluctuations have a significant impact on the demand for transporting these commodities. For this reason, Rumo normally has a higher volume transported in the second and third quarters of each year, and a lower volume transported in the off-season, that is, in the first and fourth quarters of each year.

78

Explanatory Notes to the interim Financial Statement

(In thousands of Reais, except when otherwise indicated)

20.  COSTS AND EXPENSES BY NATURE

The costs and expenses are presented in the statement of profit and loss by function. The reconciliation of costs and expenses by nature/purpose is as follows:

	Parent Company				Consolidated
	2Q23	6M23	2Q22	6M22	2Q23	6M23	2Q22	6M22
Raw materials	—	—	—	—	(1,751,960)	(3,681,158)	(1,587,197)	(2,885,922)
Commodity cost (natural gas)	—	—	—	—	(2,969,355)	(6,051,099)	(3,493,385)	(6,322,098)
Electricity purchased for resale	—	—	—	—	—	—	(67,764)	(131,006)
Railroad transport and port elevation expenses	—	—	—	—	(684,627)	(1,356,294)	(781,558)	(1,426,161)
Other transport	—	—	—	—	(168,615)	(288,114)	(16,707)	(45,573)
Depreciation and amortization	(3,605)	(7,027)	(3,648)	(7,338)	(824,958)	(1,610,177)	(728,843)	(1,483,704)
Personnel expenses	(65,347)	(125,948)	(44,867)	(89,083)	(703,711)	(1,356,562)	(570,118)	(1,066,332)
Construction cost	—	—	—	—	(391,712)	(694,620)	(262,291)	(468,060)
Expenses with third-party services	(7,707)	(13,839)	(7,089)	(11,798)	(136,549)	(372,639)	(203,291)	(395,533)
Business expenses	(4)	(4)	—	—	(9,929)	(20,136)	(9,926)	(18,298)
Other expenses	(18,036)	(34,523)	(15,751)	(28,328)	(429,483)	(662,132)	(266,585)	(496,429)
	(94,699)	(181,341)	(71,355)	(136,547)	(8,070,899)	(16,092,931)	(7,987,665)	(14,739,116)
Cost of sales	—	—	—	—	(7,135,119)	(14,267,636)	(7,278,880)	(13,468,116)
Selling expenses	—	—	—	—	(341,507)	(681,240)	(261,020)	(437,409)
General and administrative expenses	(94,699)	(181,341)	(71,355)	(136,547)	(594,273)	(1,144,055)	(447,765)	(833,591)
	(94,699)	(181,341)	(71,355)	(136,547)	(8,070,899)	(16,092,931)	(7,987,665)	(14,739,116)

21.  OTHER INCOME (EXPENSES), NET

	Parent Company				Consolidated
	2Q23	6M23	2Q22	6M22	2Q23	6M23	2Q22	6M22
Gain from bargain purchase	—	—	92,946	92,946	—	—	92,946	92,946
Extemporaneous tax credits	—	—	1,806	1,806	—	4,225	48,995	77,766
Change in fair value of investment properties	—	—	—	—	91,822	91,822	59,061	59,061
Loss on disposals of non-current assets and intangible assets	13,563	13,563	—	—	16	(777)	(14,715)	(23,987)
Net effect of provisions for legal proceedings	(21,061)	(43,524)	(13,163)	(27,136)	(14,996)	(78,624)	(54,389)	(148,226)
Settlement of disputes in the renewal process	—	—	—	—	—	—	(32,490)	(32,490)
Dividends	—	—	—	—	—	402,752	—	—
Other income	4,894	57,407	3,095	8,984	9,047	42,007	—	—
Other	(18,278)	(30,140)	(1,395)	(21,921)	(141,935)	(155,558)	16,693	(9,686)
	(20,882)	(2,694)	83,289	54,679	(56,046)	305,847	116,101	15,384

79

Explanatory Notes to the interim Financial Statement

(In thousands of Reais, except when otherwise indicated)

22.  FINANCE RESULTS, NET

The details of financial income and expenses are as follows:

	Parent Company				Consolidated
	2Q23	6M23	2Q22	6M22	2Q23	6M23	2Q22	6M22
Gross debt cost
Interest and monetary variation (i)	(218,248)	(421,635)	(218,168)	(409,172)	(952,304)	(2,270,013)	(1,131,095)	(2,192,433)
Net foreign exchange variation on debts (i)	—	—	(378,569)	259,867	1,595,958	2,194,771	(1,685,699)	1,190,040
Financial result with derivatives and fair value (ii)(iii)	(586,790)	(930,855)	340,929	(1,415,846)	(344,159)	(173,750)	1,182,035	(1,233,540)
Amortization of borrowing costs	(2,217)	(4,224)	(5,859)	(8,471)	(14,692)	(29,376)	(17,817)	(165,524)
Guarantees and warranties	—	—	—	—	(11,021)	(19,941)	(10,102)	(22,676)
	(807,255)	(1,356,714)	(261,667)	(1,573,622)	273,782	(298,309)	(1,662,678)	(2,424,133)
Income from financial investments and exchange rate variation in cash and cash equivalents	48,231	96,705	64,440	103,033	481,913	931,176	461,543	832,172
Changes in fair value of investments in listed entities (iv)	—	—	—	—	(3,464,234)	(5,269,162)	—	—
	48,231	96,705	64,440	103,033	(2,982,321)	(4,337,986)	461,543	832,172

Cost of debt, net	(759,024)	(1,260,009)	(197,227)	(1,470,589)	(2,708,539)	(4,636,295)	(1,201,135)	(1,591,961)
Other charges and monetary variations
Interest on other receivables	8,741	22,638	7,891	18,588	125,234	224,790	74,886	155,449
Update of other financial assets	1,108	1,608	(2,661)	(3,066)	1,108	1,608	(2,661)	(18,016)
Monetary variation on leases and concessions agreements	—	—	—	—	(125,498)	(277,860)	(97,143)	(180,923)
Interest on leases	(909)	(1,794)	(977)	(1,989)	(82,589)	(179,462)	(118,113)	(198,987)
Interest on shareholders’ equity	(39,534)	(39,534)	(773)	(2,054)	(43,175)	(43,175)	(773)	(2,054)
Interest on contingencies and contracts	(48,673)	(87,670)	(33,224)	(40,154)	(274,809)	(693,108)	(113,024)	(203,056)
Interest on sectoral assets and liabilities	—	—	—	—	(21,742)	(41,697)	(11,551)	(11,551)
Bank charges and other	(8,101)	(18,612)	(14,117)	(22,861)	(51,017)	(47,425)	(9,579)	1,396
Foreign exchange, net	428,942	339,971	(1,164,256)	(74,420)	38,251	(219,267)	(490,142)	(441,496)
	341,574	216,607	(1,208,117)	(125,956)	(434,237)	(1,275,596)	(768,100)	(899,238)
Financial result, net	(417,450)	(1,043,402)	(1,405,344)	(1,596,545)	(3,142,776)	(5,911,891)	(1,969,235)	(2,491,199)
Reconciliation
Financial expenses	(463,591)	(892,074)	(364,716)	(674,403)	(5,422,219)	(9,677,480)	(736,003)	(1,470,191)
Financial income	81,210	149,684	71,660	121,672	628,874	1,229,537	722,885	1,301,961
Exchange variation	467,485	710,628	(956,401)	625,893	1,550,338	2,135,679	(1,677,450)	1,076,581
Net effect of derivatives	(502,554)	(1,011,640)	(155,887)	(1,669,707)	100,231	400,373	(278,667)	(3,399,550)
Financial result, net	(417,450)	(1,043,402)	(1,405,344)	(1,596,545)	(3,142,776)	(5,911,891)	(1,969,235)	(2,491,199)

(i)	June 30, 2023, the amount of interest, monetary variation and exchange variation of debts linked to the purchase of assets from Vale was R$811,297
(ii)	June 30, 2023, the cost of banking operations with derivatives was R$215,307.
(iii)	June 30, 2023, the result with derivatives and fair value of the securities linked to the protection of the investment in Vale shares was R$1,966,900.
(iv)	The gross balance of the financial investment’s accrual in listed entities without effects of PIS and COFINS in the six months ended June 30, 2023, is R$5,434,244.
80

Explanatory Notes to the interim Financial Statement

(In thousands of Reais, except when otherwise indicated)

23.  POST-EMPLOYMENT BENEFITS

	Consolidated
	06/30/2023	12/31/2022
Defined contribution
Future II	224	332
Defined benefit
Future	132,452	127,351
Health Insurance	457,876	448,157
	590,328	575,508
	590,552	575,840

24. SHARE-BASED PAYMENT

The Company and its subsidiaries have Share-Based Plans that are settled in shares and cash. As of June 30, 2023, the Group has the following share-based payment arrangements:

Grants made in 2023

•              Share grant program (liquidated in shares)

In the period ended of June 30, 2023, the following Grant Program was established:

Program	Conditions for vesting
Cosan – Partners - Plan January 30,2023.	The incentive program is conditional on length of service (service condition) and performance targets (performance conditions). Of the total program shares, 60% are related to length of service for a period of 5 years, with shares granted annually. The remainder, equivalent to 40% of the program, are related to performance targets, requiring the achievement of specific metrics that can vary between 0% and 150% (for the calculation of the fair value, the achievement of 100% was considered), these actions will have a specific basis weight in accordance with the target established by the Board of Directors.

81

Explanatory Notes to the interim Financial Statement

(In thousands of Reais, except when otherwise indicated)

Award Type / Award Date	Company	Life expectancy (years)	Grants under plans	Exercised / Canceled / Transferred	Available	Fair value as of grant date - R$
Share grant program
07/31/2018	Cosan S.A.	5	842,408	(118,946)	723,462	9.65
07/31/2019	Cosan S.A.	5	229,020	(22,283)	206,737	12.46
07/31/2020	Cosan S.A.	5	68,972	(6,704)	62,268	20.93
07/31/2021 - Invest I	Cosan S.A.	3	424,839	—	424,839	24.38
09/10/2021 - Invest II	Cosan S.A.	4	5,283,275	(1,320,820)	3,962,455	22.24
10/11/2021 - Invest III	Cosan S.A.	5	809,944	—	809,944	23.20
07/31/2022 - Invest I	Cosan S.A.	3	846,506	—	846,506	18.74
11/22/2022	Cosan S.A.	5	377,173	—	377,173	17.14
01/30/2023	Cosan S.A.	5	7,796,135	—	7,796,135	16.62
			16,678,272	(1,468,753)	15,209,519
07/31/2019	Comgás	4	83,683	(16,227)	67,456	79.00
			83,683	(16,227)	67,456
08/1/2018	Rumo S.A.	5	1,149,544	(473,871)	675,673	13.94
08/15/2019	Rumo S.A.	5	843,152	(266,460)	576,692	22.17
11/11/2020	Rumo S.A.	5	776,142	(239,424)	536,718	20.01
05/5/2021	Rumo S.A.	5	1,481,000	(688,474)	792,526	20.84
09/15/2021	Rumo S.A.	3	1,560,393	(171,794)	1,388,599	18.19
09/1/2022	Rumo S.A.	3	1,781,640	(35,513)	1,746,127	20.36
09/1/2022	Rumo S.A.	-	146,909	(146,909)	—	20.36
			7,738,780	(2,022,445)	5,716,335
Share-based compensation plan (settled in cash)
07/31/2019 - Invest	Moove	5	132,670	(21,363)	111,307	50.79
07/31/2020 - Invest	Moove	5	106,952	(12,201)	94,751	61.89
07/31/2021 - Invest	Moove	3	80,729	(10,220)	70,509	102.73
07/31/2022 - Invest	Moove	3	77,967	(1,742)	76,225	135.05
07/31/2022 - Special Program	Moove	4	615,362	—	615,362	50.05
08/1/2021	TRSP	3	36,589	—	36,589	25.46
08/1/2021	Compass Comercialização	3	34,306	—	34,306	25.46
08/1/2021	Compass Gás e Energia	2	166,188	—	166,188	25.46
08/1/2021	Compass Gás e Energia	3	29,492	—	29,492	25.46
11/1/2021	Compass Gás e Energia	3	1,603,842	—	1,603,842	25.46
11/1/2021	Comgás	3	187,377	—	187,377	25.46
02/1/2022	Compass Gás e Energia	3	87,383	—	87,383	25.59
08/1/2022	Compass Gás e Energia	3	812,300	—	812,300	25.59
08/1/2022	Compass Comercialização	3	29,922	—	29,922	25.59
08/1/2022	TRSP	3	30,726	—	30,726	25.59
			4,031,805	(45,526)	3,986,279
Total			28,532,540	(3,552,951)	24,979,589

82

Explanatory Notes to the interim Financial Statement

(In thousands of Reais, except when otherwise indicated)

a)      Reconciliation of outstanding share grants

The change in outstanding share grants is as follows:

	Parent company	Consolidated
At January 1, 2023	7,426,957	17,876,508
Granted	7,796,135	7,796,135
Exercised/canceled	(13,573)	(693,054)
At June 30, 2023	15,209,519	24,979,589

b)     Fair value measurement

The weighted average fair value of the shares granted during the period ended June 30, 2023, and the year ended December 31, 2022 as well as the key assumptions used to apply the Black and Scholes model were as follows:

	Stock grant program
	Cosan S.A.		Compass		Comgás		TRSP		Rumo
	06/30/2023	12/31/2022	06/30/2023	12/31/2022	06/30/2023	12/31/2022	06/30/2023	12/31/2022	06/30/2023	12/31/2022
Key premises:
Market price on the grant date	16.62	17.14	38.62	29.20	79.00	79.00	38.62	29.20	20.37	20.56
Interest rate	6.82%	6.82%	N/A	N/A	6.82%	6.82%	N/A	N/A	11.53%	11.53%
Volatility	36.50%	36.50%	N/A	N/A	32.81%	32.81%	N/A	N/A	27.70%	27.70%

c)      Expense recognized in profit or loss

Share-based compensation expenses included in profit or loss for the periods ended June 30, 2023, and 2022 were R$ 83,179 and R$ 50,996, respectively.

25.  SUBSEQUENT EVENTS

CHS INVESTMENT

On July 7, 2023, the subsidiary Rumo S.A contributed R$47,300 to form a joint venture with CHS Agronegócio Indústria e Comércio Ltda “CHS”, whose objective is to transform the CHS road transhipment warehouse in Alvorada (TO) into a road-rail transfer.

AGREEMENT FOR THE SUPPLY OF NATURAL GAS IN THE SUBSIDIARY COMGÁS

On July 11, 2023, the indirect subsidiary Comgás signed a contract with Petrobras to supply natural gas for distribution to its customer base. The commitment is effective from January 2024 to December 2034, in the approximate amount of R$56 billion.

83

Explanatory Notes to the interim Financial Statement

(In thousands of Reais, except when otherwise indicated)

TENDER OFFER SENIOR NOTES 2027

On July 18, 2023, the tender-offer of Senior Notes 2027 was completed with the repurchase of debt securities in the amount of US$250,000 thousand equivalent to R$1,201,000 in aggregate principal amount, with payment of accrued interest of US$8,069 thousand equivalent to R$38,763 and a prize of US$7,500 thousand equivalent to R$36,030.

CORPORATE REORGANIZATION IN RUMO

On July 19, 2023, the subsidiary Rumo S.A. and the indirect subsidiary Rumo Malha Norte called their respective Extraordinary General Meetings - AGEs, and have approved the corporate acts related to the Corporate Reorganization, as communicated by Rumo S.A to the market on the dates of April 20, June 2 and June 19, 2023.

The “Private Instrument of Protocol and Justification of the Partial Spin-off of Rumo Malha Norte S.A. with Merger of the Spun-off Assets by Rumo S.A.”, entered into between the administrations of Rumo and Malha Norte, was approved as well as the Corporate Reorganization and authorization to increase Rumo’s capital stock as a result of the merger of the Spun-Off Assets.

As an impact of the reorganization through the spin-off, the subsidiary Rumo S.A. received R$2,650,000 in cash, and direct investments in Terminal XXXIX de Santos S.A., Terminal de Granéis do Guarujá S.A. - TGG and in Terminal Marítimo do Guarujá S.A. - TERMAG, registered against the investment of the indirect subsidiary Rumo Malha Norte S.A.. As payment for the minority interest of the indirect subsidiary Malha Norte S.A. in the assets received, 710,158 shares were issued in the amount of R$13,110 in the subsidiary Rumo S.A. The effect on the consolidated balance sheet is summed up in the value of shares issued and delivered as payment to minority shareholders.

DISTRIBUTION OF VALE'S INTEREST ON OWN CAPITAL

Vale's Board of Directors approved, on July 27, 2023, the distribution of interest on own capital in the total gross amount of R$8,276,501, corresponding to the total amount of R$1.917008992 per share, calculated according to the balance sheet of June 30, 2023.

NEW SHARES BUYBACK PROGRAM

On August 11, 2023, the Company approved a new share buyback program of up to 116,000,000 common shares of Cosan S.A, representing 6.19% of the total shares available on the market, with a term of 18 months. Shares repurchased may be used to meet obligations arising from potential exercise of share-based compensation plans, and also for holding in treasury, disposal or cancellations in accordance with applicable law.

84

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 14, 2023

COSAN S.A.
By:	/s/ Ricardo Lewin
Name: Ricardo Lewin
Title: Chief Financial Officer

85